EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

by and among

FACEBOOK, INC.
a Delaware corporation,
RHODIUM ACQUISITION SUB II, INC.
a Delaware corporation,
RHODIUM MERGER SUB, INC.
a Delaware corporation
WHATSAPP INC.
a Delaware corporation,
and
FORTIS ADVISORS LLC.,
a Delaware limited liability company
as the Stockholders’ Agent

___________________________
Dated as of February 19, 2014
___________________________

***Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request; provided, however that Facebook, Inc. may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or exhibit so furnished.

Exhibits

Exhibit A    -    Definitions
Exhibit B    -    Form of Written Consent
Exhibit C    -    Form of Stockholder Agreement
Exhibit D    -    Form of Investor Representation Letter
Exhibit E    -    Form of Opinion

Schedules

Schedule 1    -    Key Employees
Schedule 2    -    Consenting Stockholders
Schedule 1.2(b)(xix)    -    Certain Agreements to be Amended or Terminated
Schedule 2.16    -    Certain Business Metrics
Schedule 5.17    -    Stock Consideration Registration Terms
Schedule 5.12        Certain Terms of Key Employee RSUs
Schedule 6.1(c)        Specified Jurisdictions
Schedule 7.3        Stock Termination Fee Registration Terms

Company Disclosure Letter

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of February 19, 2014 (the “Agreement Date”), by and among Facebook, Inc., a Delaware corporation (“Parent”), Rhodium Acquisition Sub II, Inc., a Delaware corporation and a wholly owned (in part directly and in part indirectly) subsidiary of Parent (“Acquirer”), Rhodium Merger Sub, Inc., a Delaware corporation, a direct wholly owned subsidiary of Acquirer (“Merger Sub”), WhatsApp Inc., a Delaware corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, as the stockholders’ agent (the “Stockholders’ Agent”). Certain other capitalized terms used herein are defined in Exhibit A.
RECITALS

A.
Parent, Acquirer, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company in accordance with this Agreement and Delaware Law (the “First Merger”). Upon consummation of the First Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Acquirer. Parent, Acquirer and the Company intend to effect, following the consummation of the First Merger, the merger of the First Step Surviving Corporation with and into Acquirer in accordance with this Agreement and Delaware Law (the “Second Merger” and together or in seriatim with the First Merger, as appropriate, the “Mergers”). Upon consummation of the Second Merger, the First Step Surviving Corporation will cease to exist, and Acquirer will continue to exist as a wholly owned (in part directly and in part indirectly) subsidiary of Parent.

B.
The board of directors of the Company (the “Board of Directors”) has unanimously (1) declared this Agreement and the transactions contemplated by this Agreement and the documents referenced herein, including the Mergers (collectively, the “Transactions”), upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (2) approved this Agreement and the Mergers in accordance with Delaware Law and California Law and (3) adopted a resolution directing that the adoption of this Agreement and the approval of the principal terms of the Mergers be submitted to the Company Stockholders for consideration and recommending that all of the Company Stockholders adopt this Agreement and approve the principal terms of the Mergers.

C.
The board of directors of each of Acquirer and Merger Sub has (1) declared this Agreement and the Transactions, including the Mergers, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of Acquirer and Merger Sub, respectively, and the stockholder(s) of Acquirer and Merger Sub, respectively, (2) approved this Agreement and the Mergers in accordance with Delaware Law and California Law and (3) in the case of the board of directors of Merger Sub, adopted a resolution recommending that Acquirer, as the sole stockholder of Merger Sub, adopt this Agreement and approve the principal terms of the Mergers, and Acquirer, as the sole stockholder of Merger Sub, shall, on the Agreement Date, immediately following execution and delivery of this Agreement, adopt this Agreement and approve the principal terms of the Mergers.

D.
The board of directors of Parent has approved this Agreement and the Transactions, including the Mergers and the issuance of shares of Parent Common Stock in the First Merger, upon the terms and subject to the conditions set forth herein.

E.
Parent, Acquirer, Merger Sub and the Company intend that the First Merger and the Second Merger are integrated steps in the Transactions and will together qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code.

F.
Concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s, Acquirer’s and Merger Sub’s willingness to enter into this Agreement, each Person identified on Schedule 1 (each, a “Key Employee”) has executed (1) an employment offer letter, together with a confidential information and assignment agreement (together, an “Offer Letter”), and (2) a non-competition agreement (a “Non-Competition Agreement”).

G.
Immediately following the execution and delivery of this Agreement, the Company shall seek to obtain and deliver to Acquirer a copy of a written consent in substantially the form attached hereto as Exhibit B (a “Written Consent”) executed by the Company Stockholders identified on Schedule 2 (the “Consenting Stockholders”), evidencing the obtainment of the Company Stockholder Approval and the Charter Amendment Approval, and the Company shall seek to obtain and deliver to Acquirer immediately after the delivery of such Written Consent (i) a stockholder agreement in substantially the form attached hereto as Exhibit C (the “Stockholder Agreement”) executed by each Consenting Stockholder and (ii) an investor representation letter in substantially the form attached hereto as Exhibit D (an “Investor Representation Letter”) executed by each Consenting Stockholder.

NOW, THEREFORE, in consideration of the representations, warranties, covenants, agreements and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE 1
THE MERGER
1.1    The Mergers.
(a)    The Mergers. Upon the terms and subject to the conditions set forth herein, at the First Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the First Merger (referred to herein as the “First Step Surviving Corporation”) and as a wholly owned subsidiary of Acquirer. Upon the terms and subject to the conditions set forth herein, at the Second Effective Time, the First Step Surviving Corporation shall be merged with and into Acquirer, and the separate existence of the First Step Surviving Corporation shall cease. Acquirer will continue as the surviving entity (which is sometimes referred to herein as the “Final Surviving Corporation” (it being understood that references to “Acquirer” shall be deemed to be references to the “Final Surviving Corporation” to the extent such references relate to the period after the Second Effective Time) in the Second Merger and as a wholly owned (in part directly and in part indirectly) subsidiary of Parent.
(b)    Effects of the Mergers. The Mergers shall have the effects set forth herein and in the applicable provisions of Delaware Law.
(c)    Closing. Upon the terms and subject to the conditions set forth herein, the closing of the First Merger (the “Closing”) shall take place at the offices of Weil, Gotshal & Manges LLP, 201 Redwood Shores Parkway, Redwood Shores, California, or at such other location as Acquirer and the Company agree, at (i) 10:00 a.m. local time on a date to be agreed by Acquirer and the Company, which date shall be no later than the third Business Day after all of the conditions set forth in Article 6 of this Agreement have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or (ii) such other time as Acquirer and the Company agree. The date on which the Closing occurs is sometimes referred to herein as the “Closing Date.”
(d)    First Effective Time and Second Effective Time. A certificate of merger satisfying the applicable requirements of Delaware Law (the “First Certificate of Merger”) shall be duly executed by the Company and, concurrently with or as soon as practicable following the Closing, delivered to the Secretary of State of the State of Delaware for filing. The First Merger shall become effective upon the filing of the First Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as Acquirer and the Company agree and specify in the First Certificate of Merger (the “First Effective Time”). Promptly following the First Effective Time, but in no event later than three Business Days thereafter, a certificate of merger satisfying the applicable requirements of Delaware Law (the “Second Certificate of Merger”) shall be duly executed by Acquirer and delivered to the Secretary of State of the State of Delaware for filing. The Second Merger shall become effective upon the filing of the Second Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as the First Step Surviving Corporation and Acquirer agree and specify in the Second Certificate of Merger (the “Second Effective Time”).
(e)    Certificates of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Acquirer and the Company prior to the First Effective Time:
(i)    the certificate of incorporation of the First Step Surviving Corporation shall be amended and restated as of the First Effective Time to read as set forth in the First Certificate of Merger, until thereafter amended as provided by Delaware Law;
(ii)    Acquirer and the Company shall take all actions necessary to cause the bylaws of the First Step Surviving Corporation to be amended and restated as of the First Effective Time to be identical (other than as to name) to the bylaws of Merger Sub as in effect immediately prior to the First Effective Time;
(iii)    Acquirer and the Company shall take all actions necessary to cause the directors and officers of Merger Sub immediately prior to the First Effective Time to be the only directors and officers of the First Step Surviving Corporation immediately after the First Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the First Step Surviving Corporation;
(iv)    the certificate of incorporation of Acquirer as in effect immediately prior to the Second Effective Time shall become the certificate of incorporation of the Final Surviving Corporation, until thereafter amended as provided by Delaware Law;
(v)    the bylaws of Acquirer as in effect immediately prior to the Second Effective Time shall become the bylaws of the Final Surviving Corporation, until thereafter amended as provided by Delaware Law; and
(vi)    the directors and officers of Acquirer immediately prior to the Second Effective Time shall be the directors and officers of the Final Surviving Corporation immediately after the Second Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Final Surviving Corporation.

1.2    Closing Deliveries.
(a)    Acquirer and Parent Deliveries. Acquirer and Parent, as applicable, shall deliver to the Company, at or prior to the Closing:
(i)    the Escrow Agreement, executed by Parent, Acquirer and the Escrow Agent;
(ii)    the Registration Rights Agreement, executed by Parent; and
(iii)    a certificate, dated as of the Closing Date, executed on behalf of Parent by a duly authorized officer of Parent, and on behalf of Acquirer by a duly authorized officer of Acquirer, to the effect that each of the conditions set forth in Section 6.2(a) has been satisfied (the “Parent and Acquirer Closing Certificate”).
(b)    Company Deliveries. The Company shall deliver to Acquirer, at or prior to the Closing:
(i)    a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, to the effect that each of the conditions set forth in Sections 6.3(a), 6.3(e) 6.3(f) and 6.3(h) has been satisfied (the certificates referred to in clauses “(i)” and “(ii),” collectively, the “Company Closing Certificates”);
(ii)    a certificate, dated as of the Closing Date and executed on behalf of the Company by its Secretary, certifying (A) the certificate of incorporation of the Company (the “Certificate of Incorporation”) in effect as of the Closing, (B) the bylaws of the Company (the “Bylaws”) in effect as of the Closing, (C) the resolutions of the Board of Directors (I) declaring this Agreement and the Transactions, including the Mergers, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (II) approving this Agreement and the Mergers in accordance with the provisions of Delaware Law and California Law and (III) directing that the adoption of this Agreement and the approval or the principal terms of the Mergers be submitted to the Company Stockholders for consideration and recommending that all of the Company Stockholders adopt this Agreement and approve the principal terms of the Mergers, and (D) the resolutions of the Board of Directors referred to in Section 1.2(b)(xiv), (E) the receipt of the Company Stockholder Approval and the Charter Amendment Approval and, if obtained, the 280G Stockholder Approval;
(iii)    a written opinion from the Company’s outside legal counsel, covering the matters set forth on Exhibit E, dated as of the Closing Date and addressed to Acquirer;
(iv)    written acknowledgments pursuant to which the Company’s outside legal counsel and any financial advisor, accountant or other Person who performed services for or on behalf of the Company, or who is otherwise entitled to any compensation from the Company, in connection with this Agreement or any of the Transactions, acknowledges: (A) the total amount of fees, costs and expenses of any nature that is payable or has been paid to such Person in connection with this Agreement or any of the Transactions, and (B) that it has been paid in full and is not (and will not be) owed any other amount by any of the Company, the First Step Surviving Corporation, the Final Surviving Corporation or their respective Affiliates with respect to this Agreement or the Transactions;

(v)    one or more Written Consents executed by each Consenting Stockholder and such other Company Stockholders as are necessary, when taken together with the Consenting Stockholders, to evidence the obtainment of the Company Stockholder Approval and the Charter Amendment Approval;
(vi)    Stockholder Agreements, executed by each Consenting Stockholder and sufficient other Company Stockholders such that at least 90% of the Outstanding Company Capital Stock is covered by such letters;
(vii)    Investor Representation Letters, executed by each Consenting Stockholder and sufficient other Company Stockholders such that at least 90% of the holders of the Outstanding Company Capital Stock are covered by such letters;
(viii)    Offer Letters, effective as of the Closing, executed by each Key Employee and Continuing Employee;
(ix)    Non-Competition Agreements, effective as of the Closing, executed by each Key Employee;
(x)    an escrow agreement, in form and substance reasonably satisfactory to Acquirer and the Company (the “Escrow Agreement”), executed by the Stockholders’ Agent;
(xi)    the Registration Rights Agreement, executed by the Stockholders’ Agent;
(xii)    evidence reasonably satisfactory to Acquirer of the resignation of each director and officer of the Company in office immediately prior to the Closing as directors and/or officers of the Company, effective as of, and contingent upon, the First Effective Time;
(xiii)    true, correct and complete copies of all election statements under Section 83(b) of the Code that are in the Company’s possession or subject to its control with respect to any unvested securities or other property issued by the Company or any ERISA Affiliate to any of their respective employees, non-employee directors, consultants and other service providers;
(xiv)    unless otherwise requested by Acquirer in writing no less than three Business Days prior to the Closing Date, (A) a true, correct and complete copy of resolutions adopted by the Board of Directors or any applicable committee thereof, certified by the Secretary of the Company, authorizing the termination of each or all of the Company Employee Plans that are “employee benefit plans” within the meaning of ERISA, including the Company’s 401(k) Plan (the “401(k) Plan”) and the Company Option Plan, and (B) an amendment to the 401(k) Plan, executed by the Company, that is sufficient to assure compliance with all applicable requirements of the Code and regulations thereunder so that the Tax-qualified status of the 401(k) Plan shall be maintained at the time of its termination, with such amendment and termination to be effective as of the date immediately preceding the Closing Date and contingent upon the Closing;
(xv)    a certificate from the Secretary of State of the States of Delaware and California and each other State or other jurisdiction in which the Company is qualified to do business as a foreign corporation, dated within three Business Days prior to the Closing Date, certifying that the Company is in good standing and that all applicable Taxes and fees of the Company through and including the Closing Date have been paid;

(xvi)    evidence reasonably satisfactory to Acquirer of the termination or waiver of any rights of first refusal, rights to any liquidation preference, redemption rights and rights of notice of either Merger of any Company Securityholder, effective as of, and contingent upon, the Closing;
(xvii)    the Spreadsheet completed to include all of the information specified in Section 5.8, in form and substance reasonably satisfactory to Acquirer, and a certificate executed by the Chief Executive Officer and Chief Financial Officer of the Company, dated as of the Closing Date, certifying on behalf of the Company that the Spreadsheet is true, correct and complete;
(xviii)    FIRPTA documentation, in form and substance reasonably satisfactory to Acquirer, consisting of (A) a notice to the IRS, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), dated as of the Closing Date and executed by the Company, together with written authorization for Acquirer to deliver such notice form to the IRS on behalf of the Company after the Closing, and (B) a FIRPTA Notification Letter, dated as of the Closing Date and executed by the Company;
(xix)    evidence reasonably satisfactory to Acquirer of the amendment or termination, as applicable, of each of the Contracts listed on Schedule 1.2(b)(xix), if any, in the manner set forth on Schedule 1.2(b)(xix);
(xx)    the First Certificate of Merger, executed by the Company;
(xxi)    payoff letters or similar instruments in form and substance reasonably satisfactory to Acquirer with respect to all Company Debt, if any, which letters provide for the release of all Encumbrances relating to the Company Debt following satisfaction of the terms contained in such payoff letters (including any premiums above the principal amount of such Company Debt or any fees payable in connection with such Company Debt);
(xxii)    a parachute payment waiver, in form and substance reasonably satisfactory to Acquirer, (the “Parachute Payment Waiver”), executed by each Person required to execute such a waiver pursuant to Section 5.15; and
(xxiii)    executed confirmatory assignments of Intellectual Property, in a form reasonably satisfactory to Acquirer, from any of the Company’s current employees and independent contractors and consultants that have contributed to material Intellectual Property of the Company but not executed valid assignments of such Intellectual Property to the Company.
Receipt by Acquirer of any of the agreements, instruments, certificates or documents delivered pursuant to this Section 1.2(b) shall not be deemed to be an agreement by Parent, Acquirer or Merger Sub that the information or statements contained therein are true, correct or complete, and shall not diminish Parent’s, Acquirer’s or Merger Sub’s remedies hereunder if any of the foregoing agreements, instruments, certificates or documents are not true, correct or complete.
1.3    Effect on Capital Stock and Options.
(a)    Treatment of Company Capital Stock and Company Options. Upon the terms and subject to the conditions set forth herein, at the First Effective Time, by virtue of the First Merger and without any action on the part of any party hereto, Company Stockholder, Company Optionholder or any other Person:

(i)    Company Capital Stock. Each share of Company Capital Stock, including any Unvested Company Shares (including, for clarity, any Unvested Company Shares acquired by the holder thereof in connection with its exercise of its Company Options in accordance with Section 1.3(a)(ii)), that is outstanding immediately prior to the First Effective Time (other than Dissenting Shares and shares that are owned by the Company as treasury stock (collectively, the “Disregarded Shares”)) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Sections 1.3(e) and 1.4(a), (A) an amount in cash, without interest, equal to (1) the Fully-Diluted Per Share Cash Consideration less (2) the Per Share Cash Escrow Contribution Amount with respect to such share of Company Capital Stock, (B) a fraction of a share of Parent Common Stock equal (1) to the Fully-Diluted Per Share Stock Consideration less (2) the Per Share Stock Escrow Contribution Amount with respect to such share of Company Capital Stock, and (C) subject to Article 8, any cash and shares of Parent Common Stock to be released from the Escrow Fund in respect of such share of Company Capital Stock in accordance with Article 8, as and when such releases are required to be made. The number of shares of Parent Common Stock into which a Converting Holder’s shares of Company Capital Stock are so converted shall be rounded down to the nearest whole number of shares of Parent Common Stock and computed after aggregating for each particular Converting Holder all fractional shares of Parent Common Stock to be received by such holder, and any resulting fractional shares of Parent Common Stock shall be cashed out pursuant to Section 1.3(g). The amount of cash into which a Converting Holder’s shares of Company Capital Stock are so converted shall be rounded to the nearest cent after aggregating for each particular Converting Holder all cash amounts to be received by such Converting Holder for all shares of Company Capital Stock held by such Converting Holder. Notwithstanding anything to the contrary in this Agreement, any shares of Parent Common Stock that, but for this paragraph, would have become issuable pursuant to clause “(B)” of this Section 1.3(a)(i) to any holder of shares of Company Capital Stock outstanding immediately prior to the Effective Time, may, in Acquirer’s sole discretion, be replaced by an amount of cash in lieu of Parent Common Stock on the basis described in the following sentence if such holder, at least two Business Days prior to the Closing Date, does not deliver to Parent a duly executed Investor Representation Letter or if Parent does not have a reasonable belief that such holder is an “accredited investor” (as such term is defined in Regulation D under the Securities Act). In such case, the amount of cash delivered in lieu of the shares of Parent Common Stock shall be determined by multiplying the number of shares of Parent Common Stock that would have been issued by the Parent Stock Price.
(ii)    Company Options. Each Company Option that is unexpired, unexercised and outstanding immediately prior to the First Effective Time shall be terminated and cancelled at the First Effective Time without consideration, unless such Company Option is exercised by the holder thereof prior thereto. Effective immediately prior to the First Effective Time, the Company will take all necessary action to (i) make all Company Options immediately exercisable, and (ii) amend each Company Option (vested and unvested) such that it is only exercisable for Unvested Company Shares (these actions, the “Option Amendment”), such that following the aforementioned exercise, such Company Optionholder shall be treated as holding Unvested Company Shares and treated in the Mergers pursuant to and in accordance with the terms of Sections 1.3(a)(i) and 1.3(a)(iii). The Company may, within its sole discretion, accept a full recourse, secured promissory note from each Company Optionholder (other than as prohibited by Section 402 of the Sarbanes-Oxley Act) up to the amount of the aggregate exercise price to facilitate the exercise described in this Section 1.3(a)(ii) (a “Company Promissory Note”), provided, however, that such Company Promissory Note shall (i) require repayment by the holder thereof as to that percentage of the total balance under the Company Promissory Note equal to the Vesting Percentage by reducing the portion of the Restricted Merger Consideration deliverable as of the First Effective Time, and (ii) require continued repayment following each interval vesting event of the Restricted Merger Consideration as to that percentage of the balance and accrued interest under the Company Promissory Note equal to the Incremental Vesting Percentage on such interval vesting date by reducing the portion of the Restricted Merger Consideration deliverable on such interval vesting date, until the Company Promissory Note is paid in full (such repayment, the “Interval Note Repayment”). Upon the Company Option Holder’s termination of service, Parent or Acquirer will offset the Repurchase Price to be paid under Section 1.3(a)(iv) below by first discharging all amounts outstanding and payable under the Company Promissory Note, to the maximum extent permitted by Applicable Law.
(iii)    Unvested Company Shares and Vested Company Shares Held by Persons in Company Service as of the Closing Date.
(1)    Each Person holding Vested Company Shares as of the Closing Date who is in Company Service as of the Closing Date will be bound to a stock restriction agreement or Option Amendment agreement, as applicable, whereby all of their Vested Company Shares shall be Unvested Company Shares as of the Closing Date and their Unvested Company Shares shall be treated pursuant to Section 1.3(a)(iii)(2) below and such Person shall be treated as an Unvested Holder for purposes of this Agreement. “Company Service” shall mean that the Person has or is providing services as an employee, officer, director, or consultant to the Company or an Affiliate of the Company, and shall include part-time service, and a Person shall not be deemed to have ceased Service while such Person is on a bona fide leave of absence approved by the Company or for which reinstatement is guaranteed by Contract or Applicable Law, provided that, any ambiguities as to whether a Person is or has been in Company Service shall be conclusively decided by the Acceleration Designee.
(2)    Notwithstanding anything to the contrary contained in this Agreement, the portion of the Merger Consideration, if any, that would otherwise be payable to a holder of Company Capital Stock with respect to any Unvested Company Shares held by such holder, including (i) any Unvested Company Shares acquired by such holder in connection with its exercise of Company Options in accordance with Section 1.3(a)(ii) and (ii) any Vested Company Shares which become Unvested Company Shares pursuant to Section 1.3(a)(iii)(1) above (such portion of the Merger Consideration, until the restrictions with respect thereto lapse, being referred to herein as “Restricted Merger Consideration”) shall be held by Parent or Acquirer (or, to the extent provided in this Agreement, as held as part of the Escrow Fund) and shall be subject to permanent forfeiture to Parent by the applicable Company Stockholder and shall be released by Parent or Acquirer and from any right of forfeiture of Parent as follows: (1) as of the First Effective Time Eleven and Two Third Percent (11 2/3%) of such Restricted Merger Consideration shall be immediately vested (“Initial Vesting Percentage”), (2) as of the First Effective Time, an additional Three and One Third Percent (3 1/3%) of such Restricted Merger Consideration shall be immediately vested for each full quarter of Company Service completed by such Unvested Holder, if any (“Additional Vesting Percentage” and collectively with the Initial Vesting Percentage, the “Vesting Percentage”), and (3) for so long as such holder does not experience a “Termination” (as such term is defined in the Plan, as may be amended from time to time), the remaining Restricted Merger Consideration will vest in equal quarterly installments over the three year period following the Closing Date (each installment proportionately, the “Incremental Vesting Percentage”, and the foregoing schedule, the “New Vesting Schedule”). On each applicable vesting date of the remaining Restricted Merger Consideration (after accounting for the Vesting Percentage), only to the extent the Fully-Diluted Per Share Cash Consideration does not satisfy the Unvested Holder’s Interval Note Repayment obligations, such Unvested Holder shall enter into a same-day sale of all or a portion of such holder’s newly vested Parent Common Stock as of such vesting date and immediately remit that portion of the proceeds from such sale to Acquirer in order to offset any Interval Note Repayment, if any then outstanding (the “Same Day Sale”). All Tax withholding obligations with respect to the Restricted Merger Consideration shall be settled pro-rata from Fully-Diluted Per Share Stock Consideration and the Fully-Diluted Per Share Cash Consideration. The Company shall enter into a Re-Vesting Agreement as provided in Section 1.3(a)(v) below to evidence the New Vesting Schedule. Upon any termination of the Unvested Holder’s service by Parent or any of its Affiliates, including a Termination without the Acceleration Designee’s consent, the Acceleration Designee may, at his or her sole discretion, accelerate the vesting applicable to the remaining Restricted Merger Consideration of such Unvested Holder as of such termination in whole or in part, provided that, for the avoidance of doubt, the acceleration described in this sentence shall not be construed to provide for early release of he Per Share Cash Escrow Contribution Amount or Per Share Stock Escrow Contribution Amount, as applicable. Upon the permanent forfeiture of any Restricted Merger Consideration, Parent or Acquirer shall cause to be paid, with respect to each Unvested Company Share with respect to which such Restricted Merger Consideration is being permanently retained, to the former holder thereof, an amount equal to the repurchase price (if any) of such Unvested Company Share as in effect under the terms of the Company Option immediately prior to the First Effective Time. The “Acceleration Designee” shall initially be Jan Koum, and shall thereafter be his designated successor, or that Person’s designated successor, as the case may be, provided that, if the Acceleration Designee is unable to appoint a successor due to incapacitation or otherwise, the Acceleration Designee shall be the Stockholders’ Agent, and provided further that no Acceleration Designee shall be permitted to act with respect to their own Unvested Company Shares.
(iv)    Maintenance of Vesting. Notwithstanding anything to the contrary in this Section 1.3 or otherwise in the Agreement, (i) Jan Koum and Brian Acton, as well as their associated trusts and Affiliates, shall be fully vested in all Company Options and Company Capital Stock at all times, (ii) any acceleration provisions upon termination of employment following a change in control disclosed on the Company Disclosure Schedule shall apply to the Restricted Merger Consideration in the same manner as such provisions applied to the Company Options or Company Unvested Shares prior to the imposition of the New Vesting Schedule, and (iii) any Person who is not in Company Service as of the Closing Date shall not be treated as an Unvested Holder under this Agreement and shall be treated pursuant to Section 1.3(a)(i).
(v)    Re-Vesting Agreements. Prior to the Closing Date the Company shall cause each individual who holds Company Options or Unvested Company Shares immediately prior to the Closing to execute a re-vesting agreement, in form and substance reasonably satisfactory to Acquirer (each, a “Re-Vesting Agreement”), which will provide for the Company Options and Unvested Company Shares to be treated in accordance with Section 1.3(a) of this Agreement.
(b)    Treatment of Company Capital Stock Owned by the Company. At the First Effective Time, all shares of Company Capital Stock that are owned by the Company as treasury stock immediately prior to the First Effective Time shall be cancelled and extinguished without any conversion thereof or payment of any cash or other property or consideration therefor and shall cease to exist.
(c)    Treatment of Merger Sub Capital Stock. At the First Effective Time, by virtue of the First Merger and without any action on the part of Parent, Acquirer, Merger Sub or any other Person, each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the First Effective Time shall be converted into and become one share of common stock of the First Step Surviving Corporation (and the shares of First Step Surviving Corporation into which the shares of Merger Sub capital stock are so converted shall be the only shares of the First Step Surviving Corporation’s capital stock that are issued and outstanding immediately after the First Effective Time). From and after the First Effective

Time, each certificate evidencing ownership of a number of shares of Merger Sub capital stock will evidence ownership of such number of shares of common stock of the First Step Surviving Corporation.
(d)    Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock or Parent Common Stock occurring after the Agreement Date and prior to the First Effective Time, all references herein to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.
(e)    Appraisal Rights. Notwithstanding anything to the contrary contained herein, any Dissenting Shares shall not be converted into the right to receive the applicable portion of the Merger Consideration, but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to Delaware Law or California Law. Each holder of Dissenting Shares who, pursuant to the provisions of Delaware Law or California Law, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with Delaware Law or California Law (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the First Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then any such shares shall immediately be deemed to have converted at the First Effective Time into the right to receive the applicable portion of the Merger Consideration in respect of such shares as if such shares never had been Dissenting Shares, and Acquirer shall cause to be issued and delivered to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.4(a), following the satisfaction of the applicable conditions set forth in Section 1.4(a), the applicable portion of the Merger Consideration as if such shares never had been Dissenting Shares. The Company shall provide to Acquirer (i) prompt notice of any demands for appraisal or purchase received by the Company, withdrawals of such demands and any other instruments related to such demands served pursuant to Delaware Law or California Law and received by the Company and (ii) the right to direct all negotiations and proceedings with respect to such demands under Delaware Law or California Law. The Company shall not, except with the prior written consent of Acquirer, or as otherwise required under Delaware Law or California Law, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares. Subject to Sections 1.4(b) and Article 8, the payout of consideration under this Agreement to the Converting Holders (other than in respect of Dissenting Shares, which shall be treated as provided in this Section 1.3(e) and under Delaware Law or California Law) shall not be affected by the exercise or potential exercise of appraisal rights or dissenters’ rights under Delaware Law or California Law by any other Company Stockholder.
(f)    Rights Not Transferable. Any rights of the Company Securityholders under this Agreement as of immediately prior to the First Effective Time are personal to each such Company Securityholder and shall not be transferable for any reason other than by operation of law, will or the laws of descent and distribution. Any attempted transfer of such right by any holder thereof (other than as permitted by the immediately preceding sentence) shall be null and void. Nothing set forth in this Section 1.3(f) shall be construed to in any way modify, waive or limit Section 9.7(b) or the last sentence of Section 5.12 or confer any rights upon any Company Securityholder.
(g)    Fractional Shares. No fractional shares of Parent Common Stock will be issued in connection with the First Merger, but in lieu thereof each holder of shares of Company Capital Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating for each particular Certificate all fractional shares of Parent Common Stock to be received by such holder for all shares of Company Capital Stock represented by such Certificate) shall receive from Acquirer an amount in cash (rounded to the nearest whole cent) equal to the product of (i) such fraction and (ii) the Parent Stock Price.
(h)    No Interest. Notwithstanding anything to the contrary contained herein, no interest shall accumulate on any cash payable in connection with the consummation of the First Merger or the other Transactions.
1.4    Payment and Exchange Procedures.
(a)    Surrender of Certificates.
(i)    As soon as reasonably practicable after the Closing Date, to the extent not previously delivered, Acquirer shall mail, or cause to be mailed, a letter of transmittal in customary form together with instructions for use thereof (the “Letter of Transmittal”) to every holder of record of Company Capital Stock that was issued and outstanding immediately prior to the First Effective Time. The Letter of Transmittal shall specify that delivery of the certificates or instruments that immediately prior to the First Effective Time represented issued and outstanding Company Capital Stock (the “Certificates”) shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt thereof by Acquirer (or, in the case of any lost, stolen or destroyed Certificate, compliance with Section 1.4(a)(vii)), together with a properly completed and duly executed Letter of Transmittal, duly executed on behalf of each Person effecting the surrender of such Certificates, and shall be in such form and have such other provisions as Acquirer may reasonably specify, including that the Company Stockholders agree to be bound by the provisions of Sections 1.5 and 9.1 and Article 8 and agree to release the Company, the First Step Surviving Corporation and the Final Surviving Corporation from any claims, rights, Liabilities and causes of action whatsoever based upon, relating to or arising out of the Certificates, the First Merger, the Second Merger or the other Transactions (subject to customary exceptions). The mailing shall also request all identification and other documentation required by the Transfer Agent to be delivered by each Company Stockholder for purposes of establishing a book entry share account for such Company Stockholder with the Transfer Agent.
(ii)    As soon as reasonably practicable after the Closing, Acquirer shall cause to be deposited with U.S. Bank, National Association or other bank or trust company as Acquirer may choose in its discretion (the “Paying Agent”) the cash portion of the Merger Consideration payable pursuant to Section 1.3(a)(i)(A), other than any Restricted Merger Consideration.
(iii)    As soon as reasonably practicable after the date of delivery to the Paying Agent of a Certificate, together with a properly completed and duly executed Letter of Transmittal and any other documentation required thereby, (A) the holder of record of such Certificate shall be entitled to receive (I) the amount of cash and (II) the number of shares of Parent Common Stock that such holder has the right to receive pursuant to Sections 1.3(a)(i)(A) and 1.3(a)(i)(B) in respect of such Certificate, and (B) such Certificate shall be cancelled.
(iv)    Any certificates evidencing the shares of Parent Common Stock (if such shares are certificated) to be issued pursuant to Section 1.3(a)(i) shall bear the following legend (along with any other legends that may be required under Applicable Law):

“(1)    THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER APPLICABLE STATE SECURITIES LAWS AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF IN VIOLATION OF THE SECURITIES ACT OF 1933. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933 OR APPLICABLE STATE SECURITIES LAWS.”
(v)    In addition to the legend required pursuant to Section 1.4(a)(iv), any certificates evidencing the shares of Parent Common Stock (if such shares are certificated) that are contributed to the Escrow Fund shall also bear the following legend:
“(2)    THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO INDEMNITY AND ESCROW OBLIGATIONS SET FORTH IN AN AGREEMENT WITH THE COMPANY.”
It is Parent’s current policy not to issue stock certificates representing shares of its capital stock, and all new issuances of capital stock are reflected on Parent’s books and records in book entry only, with appropriate notations reflecting the applicable legends.
(vi)    Upon receipt of written confirmation of the effectiveness of the First Merger from the Secretary of State of the State of Delaware, Acquirer will (or cause Parent to) instruct (A) the Paying Agent to pay to each Company Stockholder by check or wire transfer of same‑day funds the aggregate amount of cash payable to such Company Stockholder pursuant to Section 1.3(a)(i)(A), and (B) Computershare Investor Services (the “Transfer Agent”) to issue to each Company Stockholder the aggregate number of shares of Parent Common Stock issuable to such Company Stockholder pursuant to Section 1.3(a)(i)(B), in each case other than in respect of Disregarded Shares, to holders thereof, and in each case as promptly as practicable following the submission to the Paying Agent of the appropriate Certificate(s) and a duly executed Letter of Transmittal by such Company Stockholder.
(vii)    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such document to be lost, stolen or destroyed and, if required by Acquirer, the Paying Agent or the Transfer Agent, the payment of any reasonable fees and the posting by such Person of a bond in such reasonable amounts as Acquirer may direct as indemnity against any claim that may be made against it with respect to such document, the Paying Agent, in the case of any Cash Consideration, and the Transfer Agent, in the case of any Stock Consideration, will pay or deliver in exchange for such lost, stolen or destroyed document the applicable portion of the Merger Consideration payable and issuable pursuant to Section 1.3(a)(i)(A) and 1.3(a)(i)(B) in respect of the shares of Company Capital Stock evidenced by such Certificate.
(b)    Escrow Amount; Expense Fund. Notwithstanding anything to the contrary in the other provisions of this Article 1, Acquirer shall withhold from the Merger Consideration, and cause to be deposited with the Escrow Agent pursuant to Section 8.1, the Cash Escrow Amount and the Stock Escrow Amount. The Escrow Fund shall constitute partial security for the benefit of Acquirer (on behalf of itself or any other Indemnified Person) with respect to any Indemnifiable Damages pursuant to the indemnification, compensation and reimbursement obligations of the Converting Holders under Article 8, and shall be held and distributed in accordance with Section 8.1. The adoption of this Agreement and the approval of the principal terms of the First Merger by the Company Stockholders shall constitute, among other things, approval of the Cash Escrow Amount, the Stock Escrow Amount, the withholding of the Cash Escrow Amount and the Stock Escrow Amount by Acquirer, the appointment of the Stockholders’ Agent and delivery to and the proposed use by the Stockholders’ Agent of the Expense Fund as set forth in Section 8.7(d).
(c)    Transfers of Ownership. If any cash amount or share of Parent Common Stock payable or issuable pursuant to Section 1.3(a) is to be paid or issued to a Person other than the Person to which the Certificate or Company Option surrendered in exchange therefor is registered, it shall be a condition of the payment or issuance thereof that such Certificate or Company Option shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid to Acquirer or any agent designated by it any transfer or other Taxes required by reason of the payment of cash or issuance of shares of Parent Common Stock in any name other than that of the registered holder of such Certificate or Company Option, or established to the satisfaction of Acquirer or any agent designated by it that such Tax has been paid or is not payable.
(d)    No Liability. Notwithstanding anything to the contrary in this Section 1.4, none of the First Step Surviving Corporation, the Final Surviving Corporation or any party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.
(e)    Unclaimed Consideration. Each holder of a Certificate or Company Option who has not theretofore complied with the exchange procedures set forth in and contemplated by this Section 1.4 shall look only to the Final Surviving Corporation (subject to abandoned property, escheat and similar Applicable Laws) for its claim, only as a general unsecured creditor thereof, to any portion of the Merger Consideration payable or issuable pursuant to Section 1.3(a) in respect of such Certificate or Company Option. Notwithstanding anything to the contrary contained herein, if any Certificate or Company Option has not been surrendered prior to the earlier of the first anniversary of the First Effective Time and such date on which the applicable portion of the Merger Consideration payable or issuable pursuant to Section 1.3(a) in respect of such Certificate or Company Option would otherwise escheat to, or become the property of, any Governmental Entity, any amounts payable in respect of such Certificate or Company Option shall, to the extent permitted by Applicable Law, become the property of Acquirer, but remain subject to claims or interests of any Person previously entitled thereto. The terms of the Company Option Plan permit the treatment of Company Options that is provided herein without: (i) notice to, or the consent or approval of, any of the Company Optionholders, the Company Stockholders or any other Person and (ii) without any acceleration of the exercise schedule or vesting provisions in effect for such Company Options.
1.5    No Further Ownership Rights in the Company Capital Stock or Company Options. The applicable portion of the Merger Consideration paid or payable and issued or issuable following the surrender for exchange of the Certificates and Company Options in accordance with the terms of this Agreement shall be paid or payable or issued or issuable in full satisfaction of all rights pertaining to the shares of Company Capital Stock represented by such Certificates or issuable pursuant to such Company Options, and there shall be no further registration of transfers on the records of the First Step Surviving Corporation or the Final Surviving Corporation of shares of Company Capital Stock or Company Options that were issued and outstanding immediately prior to the First Effective Time. If, after the First Effective Time, any Certificate or document or instrument representing a Company Option is presented to the First Step Surviving Corporation or the Final Surviving Corporation for any reason, such Certificate or Company Option shall be cancelled and exchanged as provided in this Article 1.

1.6    Tax Consequences. The parties hereto intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 354(a)(1) of the Code, and to cause the Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, except as otherwise expressly provided in Section 3.5 and Section 5.14(c) of this Agreement, none of Parent, Acquirer or Merger Sub makes any representations or warranties to the Company or to any Company Securityholder regarding the Tax treatment of the Mergers, or any of the Tax consequences to the Company or any Company Securityholder of this Agreement, the Mergers or the other Transactions or the other agreements contemplated by this Agreement. The Company acknowledges that the Company and the Company Securityholders are relying on their own Tax advisors in connection with this Agreement, the Mergers and the other Transactions and the other agreements contemplated by this Agreement.
1.7    Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be paid by the respective Company Securityholder when due, and each Company Securityholder shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees.
1.8    Withholding Rights. Each of Parent, Acquirer, the First Step Surviving Corporation, the Final Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any payments of cash or issuances of Parent Common Stock pursuant to this Agreement, such amounts in cash or shares of Parent Common Stock as Acquirer, the First Step Surviving Corporation, the Final Surviving Corporation, the Paying Agent or any other Person is required to deduct and withhold with respect to any such payments or issuances under the Code or any provision of state, local, provincial or foreign Tax law. To the extent that amounts are so withheld and paid to the appropriate Tax Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid or issued, as applicable, to such Persons in respect of which such deduction and withholding was made.
1.9    Taking of Necessary Action; Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the First Step Surviving Corporation and the Final Surviving Corporation with full right, title and interest in, to and under, or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the First Step Surviving Corporation and the Final Surviving Corporation are fully authorized, in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.
ARTICLE 2
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Subject to the disclosures set forth in the disclosure letter of the Company delivered to Acquirer concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (each of which disclosures, in order to be effective, shall indicate the Section and, if applicable, the Subsection of this Article 2 to which it relates (unless the relevance to other representations and warranties is readily apparent), and each of which disclosures shall also be deemed to be representations and warranties made by the Company to Acquirer under this Article 2), the Company represents and warrants to Acquirer, as follows:
2.1    Organization, Standing, Power and Subsidiaries.
(a)    The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. The Company has the corporate power to own, operate, use, distribute and lease its properties and to conduct the Business and is duly licensed or qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified or in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to have a Material Adverse Effect on the Company. The Company has and, since its inception has had, no Subsidiaries or any Equity Interest, whether direct or indirect, in, or any loans to, any corporation, partnership, limited liability company, joint venture or other business entity. The reincorporation of the Company from California to Delaware complied with Applicable Law in all material respects.
(b)    Schedule 2.1(b) of the Company Disclosure Letter sets forth a true, correct and complete list of: (i) the names of the members of the Board of Directors (or similar body), (ii) the names of the members of each committee of the Board of Directors (or similar body) and (iii) the names and titles of the officers of the Company.
2.2    Capital Structure.
(a)    The authorized Company Capital Stock consists solely of (i) 300,000,000 shares of Class A Company Common Stock, (ii) 300,000,000 shares of Class B Company Common Stock and (iii) 100,644,440 shares of Company Preferred Stock, 20,000,000 shares of which are designated as Company Series A Stock, 20,000,000 shares of which are designated as Company Series A-1 Stock, 22,222,220 shares of which are designated as Company Series AA Stock, 22,222,220 shares of which are designated as Company Series AA-1 Stock, 8,100,000 shares of which are designated Company Series B Stock and 8,100,000 shares of which are designated Company Series B-1 Stock. A total of 1,054,720 shares of Class A Common Stock, 169,356,000 shares of Class B Common Stock, 20,000,000 shares of Company Series A Stock, no shares of Company Series A-1 Stock, 22,222,220 shares of Company Series AA Stock, no shares of Company Series AA-1 Stock, 7,662,835 shares of Company Series B Stock and no shares of Company Series B-1 Stock are issued and outstanding as of the Agreement Date and there are no other issued and outstanding shares of Company Capital Stock and no commitments or Contracts to issue any shares of Company Capital Stock other than pursuant to the exercise of Company Options that are outstanding as of the Agreement Date under the Company Option Plan. The Company holds no treasury shares. Schedule 2.2(a) of the Company Disclosure Letter sets forth, as of the Agreement Date, (i) a true, correct and complete list of the names and addresses of the Company Stockholders and any other beneficial holders of capital stock of the Company and the class, series and number of shares of capital stock of the Company owned by such Company Stockholder or other beneficial holder, as applicable, (ii) the number of shares of Company Common Stock that would be owned by such Company Stockholder or other beneficial holder assuming conversion of all shares of Company Preferred Stock so owned of record or beneficially by such Person giving effect to all anti-dilution and similar adjustments, and (iii) the number of such shares of Company Common Stock that are Unvested Company Shares as of the Agreement Date, including as applicable the number and type of such Unvested Company Shares, the per share purchase price paid for such Unvested Company Shares, the vesting schedule in effect for such Unvested Company Shares (and the terms of any acceleration thereof), the per share repurchase price payable for such Unvested Company Shares and the length of the repurchase period following the termination of service of the holder of such Unvested Company Shares. All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrances, outstanding subscriptions, preemptive rights or “put” or “call” rights created by statute, the Certificate of Incorporation, the Bylaws or any Contract to which the Company is a party or by which the Company or any of its assets is bound. Each share of Company Preferred Stock is convertible into shares of Company Common Stock on a one-for-one basis. All issued and outstanding shares of Company Capital Stock and all Company Options were issued in compliance with Applicable Law and all requirements set forth in the Certificate of Incorporation, the Bylaws and any applicable Contracts to which the Company is a party or by which the Company or any of its assets is bound.

(b)    As of the Agreement Date, the Company has reserved 38,000,000 shares of Company Common Stock for issuance to employees, non-employee directors and consultants pursuant to the Company Option Plan, of which 9,589,280 shares are subject to outstanding and unexercised Company Options, and no shares remain available for issuance thereunder. Schedule 2.2(b) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all Company Optionholders and each Company Option, whether or not granted under the Company Option Plan, including the number of shares of Company Capital Stock subject to each Company Option, the number of such shares that are vested or unvested, the “date of grant” of such Company Option (as defined under Treasury Regulation 1.409A-1(b)(5)(vi)(B)), the vesting commencement date, the exercise price per share, the Tax status of such Company Option under Section 422 of the Code (or any applicable foreign Tax law), the term of each Company Option, the plan from which such Company Option was granted (if any) and the country and state of residence of such Company Optionholder. True, correct and complete copies of the Company Option Plan, all agreements and instruments relating to or issued under the Company Option Plan (including executed copies of all Contracts relating to each Company Option and the shares of Company Capital Stock purchased under such Company Option) have been Made Available to Acquirer, and as of the Agreement Date, such Company Option Plan and Contracts have not been amended, modified or supplemented since being Made Available to Acquirer, and there are no agreements, understandings or commitments to amend, modify or supplement such Company Option Plan or Contracts in any case from those Made Available to Acquirer other than as contemplated in this Agreement.
(c)    As of the Agreement Date, there are no authorized, issued or outstanding Equity Interests of the Company other than as set forth on Schedules 2.2(a) and 2.2(b) of the Company Disclosure Letter. Other than as set forth on Schedules2.2(a) and 2.2(b) of the Company Disclosure Letter, as of the Agreement Date, no Person has any Equity Interests of the Company, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which the Company or a Company Securityholder is a party or by which it or its assets is bound, (i) obligating the Company or such Company Securityholder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or other rights to purchase or otherwise acquire any Equity Interests of the Company, whether vested or unvested, or (ii) obligating the Company to grant, extend, accelerate the vesting or repurchase rights of, change the price of, or otherwise amend or enter into any such Company Option, call, right or Contract.
(d)    There are no Contracts relating to the voting, purchase, sale or transfer of any Company Capital Stock (i) between or among the Company and any Company Securityholder, other than written Contracts granting the Company the right to purchase unvested shares upon termination of employment or service, and (ii) to the knowledge of the Company, between or among any of the Company Securityholders. Neither the Company Option Plan nor any Contract of any character to which the Company is a party to or by which the Company or any of its assets is bound relating to any Company Options or Unvested Company Shares requires or otherwise provides for any accelerated vesting of any Company Options or Unvested Company Shares or the acceleration of any other benefits thereunder, in each case in connection with the Transactions or upon termination of employment or service with the Company, Parent or Acquirer, or any other event, whether before, upon or following the First Effective Time or otherwise.
(e)    Schedule 2.2(e) of the Company Disclosure Letter identifies each employee of the Company or other Person with an offer letter or other Contract or Company Employee Plan that contemplates a grant of, or right to purchase or receive: (i) options to purchase shares of Company Common Stock or other equity awards with respect to Company Capital Stock or (ii) other securities of the Company, that in each case, have not been issued or granted as of the date of this Agreement, together with the number of such options, other equity awards or other securities and any promised terms thereof.

2.3    Authority; Non-contravention.
(a)    Subject to obtaining the Company Stockholder Approval and the Charter Amendment Approval, the Company has all requisite corporate power and authority to enter into this Agreement and the other Company Transaction Documents and to consummate the Transactions. Subject to obtaining the affirmative vote of the sole stockholder of Merger Sub and Acquirer necessary to adopt this Agreement and approve the principal terms of the Mergers under Delaware Law, California Law and the certificates of incorporation and bylaws of Merger Sub and Acquirer, which will be obtained prior to the Closing, the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Company. This Agreement and each other Company Transaction Document has been duly executed and delivered by the Company and, assuming the due execution and delivery of this Agreement and the other Company Transaction Documents by the other parties hereto and thereto, constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject only to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The Board of Directors, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the members of the Board of Directors, has (A) declared that this Agreement, the amended and restated certificate of incorporation required for the Charter Amendment and the Transactions, including the Mergers, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Stockholders, (B) approved this Agreement, the Charter Amendment and the Mergers in accordance with the provisions of Delaware Law and California Law, (C) directed that the adoption of this Agreement, the Charter Amendment and approval of the principal terms of the Mergers be submitted to the Company Stockholders for consideration and recommended that all of the Company Stockholders adopt this Agreement and approve the principal terms of the Mergers, and (D) determined the fair market value of each class and series of Company Capital Stock for purposes of Chapter 13 of the California Law. The affirmative votes of (1) the holders of a majority of the outstanding shares of Company Capital Stock (measured by voting power rather than number of shares, and voting together as a single voting class and, in the case of Company Preferred Stock, on an as-converted-to-Class-A-Company-Common-Stock or –Class-B-Company-Common-Stock basis, as applicable), (2) the holders of a majority of the outstanding shares of Class A Company Common Stock (voting as a separate voting class), (3) the holders of a majority of the outstanding shares of Class B Company Common Stock (voting as a separate voting class) and (4) the holders of a majority of the outstanding shares of Company Preferred Stock (measured by voting power rather than number of shares and voting as a separate voting class on an as-converted-to-Class-A-Company-Common-Stock or –Class-B-Company-Common-Stock basis, as applicable), are the only votes of the holders of Company Capital Stock necessary to adopt this Agreement, approve the principal terms of the Mergers under Delaware Law, California Law, the Certificate of Incorporation and the Bylaws, each as in effect at the time of such adoption and approval (collectively, the “Company Stockholder Approval”). The written consent of (x) the holders of a majority of the outstanding shares of Company Capital Stock (measured by voting power rather than number of shares, and voting together as a single voting class and, in the case of Company Preferred Stock, on an as-converted-to-Class-A-Company-Common-Stock or –Class-B-Company-Common-Stock basis, as applicable), and (y) the holders of a majority of the outstanding shares of each series of Company Preferred Stock, in each case in favor of the Charter Amendment, is the only consent needed to effect the Charter Amendment under Delaware Law, California Law, the Certificate of Incorporation and the Bylaws, each as in effect at the time of such written consent (collectively, the “Charter Amendment Approval”).
(b)    The execution and delivery of this Agreement and the other Company Transaction Documents by the Company does not, and the consummation of the Transactions will not, (i) result in the creation of any Encumbrance on any of the material assets of the Company or any of the shares of Company Capital Stock or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Certificate of Incorporation, the Bylaws or other equivalent organizational or governing documents of the Company, in each case as amended to date or (B) any Applicable Law.
(c)    No consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or any other Person is required by or with respect to the Company in connection with the execution and delivery of this Agreement or any other Company Transaction Document or the consummation of the Transactions, except for (i) the filing of the First Certificate of Merger, as provided in Section 1.1(d), (ii) such filings and notifications as may be required to be made by the Company in connection with the Mergers and the other Transactions under the HSR Act and other applicable Antitrust Laws and the expiration or early termination of the applicable waiting period under the HSR Act and other applicable Antitrust Laws, and (iii) such other consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not adversely affect, and would not reasonably be expected to adversely affect, the Company’s ability to perform or comply with the covenants, agreements or obligations of the Company herein or in any other Company Transaction Document or to consummate the Transactions in accordance with this Agreement, the other Company Transaction Documents and Applicable Law.
(d)    The Company, the Board of Directors and the Company Stockholders have taken all actions such that the restrictive provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination,” “interested shareholder” or other similar anti-takeover statute or regulation, and any anti-takeover provision in the organizational or governing documents of the Company will not be applicable to any of Parent, Acquirer, Merger Sub, the Company, the First Step Surviving Corporation, the Final Surviving Corporation or to the execution, delivery, or performance of this Agreement or the Stockholder Agreement, or to the Transactions, the Company Stockholder Approval or the Charter Amendment Approval.
2.4    Financial Statements; Absence of Changes.
(a)    The Company has Made Available to Acquirer its unaudited financial statements for each of the Company’s past fiscal years set for on Schedule 2.4(a) of the Company Disclosure Letter (including, in each case, balance sheets, statements of operations and statements of cash flows) (collectively, the “Financial Statements”), which are included as Schedule 2.4(a) of the Company Disclosure Letter. The Financial Statements (i) are derived from and in accordance with the books and records of the Company, (ii) fairly and accurately present the consolidated financial condition of the Company at the dates therein indicated and the consolidated results of operations and cash flows of the Company for the periods therein specified (subject, in the case of unaudited interim period financial statements, to normal recurring year-end audit adjustments, none of which, individually or in the aggregate, are or will be material in amount), and (iii) were prepared in accordance with GAAP, except for the absence of footnotes in the unaudited Financial Statements, applied on a consistent basis throughout the periods involved.
(b)    The Company has no Liabilities of any nature other than (i) those set forth or adequately provided for in the balance sheet included in the Financial Statements as of December 31, 2012 (the “Company Balance Sheet”), (ii) those incurred in the conduct of the Company’s business since December 31, 2012 (the “Company Balance Sheet Date”) in the ordinary course consistent with past practice that are of the type that ordinarily recur and, individually or in the aggregate, are not material in nature or amount and do not result from any breach of Contract, warranty, infringement, tort or violation of Applicable Law, (iii) those incurred by the Company in connection with the execution of this Agreement and the Transactions, and (iv) executory obligations pursuant to Company Contracts that are not related to any breach or default by the Company. Except for Liabilities reflected in the Financial Statements, the Company has no off-balance sheet Liability of any nature to, or any financial interest in, any third parties or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company.
(c)    The Company has no Company Debt as of the Agreement Date.
(d)    Neither the Company nor, to the knowledge of the Company, any current or former employee, consultant or director of the Company, has identified or been made aware of any fraud, whether or not material, that involves Company’s management or other current or former employees, consultants directors of Company who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company, or any claim or allegation regarding any of the foregoing. None of the Company and, to the knowledge of the Company, any Representative of the Company has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls or any material inaccuracy in the Company’s financial statements. No attorney representing the Company, whether or not employed by the Company, has reported to the Board of Directors or any committee thereof or to any director or officer of the Company evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or its Representatives.
(e)    Since the Company Balance Sheet Date, (i) the Company has conducted the Business only in the ordinary course of business consistent with past practice, (ii) there has not occurred any Material Adverse Effect with respect to the Company, (iii) the Company has not done, caused or permitted any action that would constitute a breach of the provisions of Section 4.2 if such action were taken by the Company during the Pre-Closing Period without Acquirer’s written consent.
2.5    Litigation. As of the Agreement Date, there is no Legal Proceeding to which the Company is a party pending before any Governmental Entity, or, to the knowledge of the Company, threatened against the Company or any of its assets or any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company). There is no Order against the Company, any of its assets, or, to the knowledge of the Company, any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company). To the knowledge of the Company, there is no reasonable basis for any Person to assert a claim against the Company or any of its assets or any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company) that would result in material exposure to the Company, based upon: (a) the Company entering into this Agreement, any of the Transactions or the agreements contemplated by this Agreement, including a claim that such director, officer or employee breached a fiduciary duty in connection therewith, (b) any confidentiality or similar agreement entered into by the Company regarding its assets or (c) any claim that the Company has agreed to sell or dispose of any of its assets to any party other than Acquirer, whether by way of merger, consolidation, sale of assets or otherwise. As of the Agreement Date, the Company does not have any Legal Proceeding pending against any other Person.
2.6    Restrictions on Business Activities. There is no Material Contract binding upon the Company that restricts or prohibits, purports to restrict or prohibit, has or would reasonably be expected to have, the effect of prohibiting, restricting or impairing any current or presently proposed business practice of the Company, any acquisition of property by the Company or the conduct or operation of the Business or, excluding restrictions on the use of Third-Party Intellectual Property contained in the applicable written license agreement therefor, limiting the freedom of the Company to (i) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to make use of any Company Intellectual Property, including any grants by the Company of exclusive rights or licenses or (ii) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services.
2.7    Compliance with Laws; Governmental Permits.
(a)    The Company has complied in all material respects with, is not in violation of, and as of the Agreement Date, has not received any written notices of violation with respect to, Applicable Law.
(b)    The Company has obtained each material federal, state, county, local or foreign governmental consent, license, permit, grant or other authorization of a Governmental Entity (i) pursuant to which the Company currently operates or holds any interest in any of its assets or properties or (ii) that is required for the conduct of the Business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants and other authorizations, collectively, the “Company Authorizations”), and all of the Company Authorizations are in full force and effect. The Company has not received any notice or other communication from any Governmental Entity regarding (i) any actual or possible violation of any Company Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization, and to the knowledge of the Company, no such notice or other communication is forthcoming. The Company has materially complied with all of the terms of the Company Authorizations and none of the Company Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the Transactions.
2.8    Title to, Condition and Sufficiency of Assets.
(a)    The Company has good title to, or valid leasehold interest in all of its tangible properties, and interests in tangible properties and assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except tangible properties and assets, or interests in tangible properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets that afford the Company valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except Permitted Encumbrances. Schedule 2.8(a) of the Company Disclosure Letter identifies each parcel of real property leased by the Company. The Company has Made Available to Acquirer true, correct and complete copies of all leases, subleases and other agreements under which the Company uses or occupies or has the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto. The Company does not currently own any real property.
(b)    The assets and properties owned by the Company (i) constitute all of the assets and properties that are necessary for the Company to conduct, operate and continue the conduct of the Business and to sell and otherwise enjoy full rights to exploitation of its assets, properties, and all products and services that are provided in connection with its assets and properties and (ii) constitute all of the assets and properties that are used in the conduct of the Business, without (A) the need for Parent or Acquirer to acquire or license any other asset, property, or Intellectual Property or (B) the breach or violation of any Contract.
2.9    Intellectual Property.

(a)    As used herein, the following terms have the meanings indicated below:
(b)    “Company Data” means all data collected, generated, or received in connection with the marketing, delivery, or use of any Company Product, including Company-Licensed Data, Company-Owned Data and Personal Data.
(c)    “Company Data Agreement” means any Contract involving Company Data to which the Company is a party or is bound by, except for the standard terms of service entered into by users of the Company Products (copies of which have been Made Available to Acquirer).
(d)    “Company Intellectual Property” means any and all Company-Owned Intellectual Property and any and all Third-Party Intellectual Property that is licensed to the Company.
(e)    “Company Intellectual Property Agreements” means any Contract governing any Company Intellectual Property to which the Company is a party or bound by, except for Contracts for Third-Party Intellectual Property that is generally, commercially available software and that has not been modified or customized for the Company and is licensed to the Company (i) a one-time fee under $100,000 or (ii) a fee under $100,000 per year and no more than $500,000 in the aggregate.
(f)    “Company-Owned Intellectual Property” means any and all Intellectual Property that is owned or purported to be owned by the Company.
(g)    “Company Privacy Policies” means, collectively, any and all (A) of the Company’s data privacy and security policies, whether applicable internally, or published on Company Websites or otherwise made available by the Company to any Person, (B) public representations by the Company (including representations on Company Websites) and commitments and Contracts with third parties, in each case relating to the Processing of Company Data and (C) policies and obligations applicable to the Company as a result of Company’s certification under the US-EU/Switzerland Safe Harbor.
(h)    “Company Products” means all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company as of the Effective Date.
(i)    “Company Registered Intellectual Property” means the United States, international and foreign: (A) patents and patent applications (including provisional applications), (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (C) registered Internet domain names and (D) registered copyrights and applications for copyright registration, in each case registered or filed in the name of, or owned by, the Company.
(j)    “Company Source Code” means, collectively, any software source code or database specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or database specifications or designs, of any Company-Owned Intellectual Property or Company Products.
(k)    “Company Websites” means all web sites owned, operated or hosted by the Company or through which the Company conducts the Business (including those web sites operated using the domain names listed in Schedule 2.9(c) of the Company Disclosure Letter), and the underlying platforms for such web sites.

(l)    “Data Protection Legislation” means Applicable Law, in all jurisdictions, relating to data protection, Personal Data, personal information and privacy, including the Data Protection Directive 95/46/EC and to the recording, interception and monitoring of communications and privacy.
(m)    “Intellectual Property” means (A) Intellectual Property Rights and (B) Proprietary Information and Technology.
(n)    “Intellectual Property Rights” means any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information and know-how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, Internet and World Wide Web URLs or addresses, copyrights, copyright registrations and applications therefor and all other rights corresponding thereto, database rights, mask works, mask work registrations and applications therefor and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, moral and economic rights of authors and inventors, however denominated and any similar or equivalent rights to any of the foregoing, and all tangible embodiments of the foregoing.
(o)    “Open Source Materials” means software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).
(p)    “Personal Data” means a natural Person’s (including a customer’s or an employee’s) name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number or customer or account number, or any other piece of information that allows the identification of a natural Person or is otherwise considered personally identifiable information or personal data under Applicable Law.
(q)    “Privacy Laws” means (A) each Applicable Law applicable to the protection or Processing or both of Personal Data, and includes rules relating to the U.S.-EU/Switzerland Safe Harbor, Payment Card Industry Data Security Standards, and direct marketing, e-mails, text messages or telemarketing, including Data Protection Legislation, (B) guidance issued by a Governmental Entity that pertains to one of the laws, rules or standards outlined in clause “(A)” and (C) industry self-regulatory principles applicable to the protection or Processing of Personal Data, direct marketing, emails, text messages or telemarketing.
(r)    “Process” or “Processing” means, with respect to data, the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination or combination of such data.
(s)    “Proprietary Information and Technology” means any and all of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, know-how and information maintained as trade secrets, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all instantiations or embodiments of the foregoing or any Intellectual Property Rights in any form and embodied in any media.
(t)    “Third-Party Intellectual Property” means any and all Intellectual Property owned by a third party.
(u)    Status. The Company has full title and ownership of, or is duly licensed under or otherwise authorized to use, all Intellectual Property necessary to enable it to carry on the Business, free and clear of any Encumbrances (other than Permitted Encumbrances) and without any conflict with or infringement upon the rights of others. The Company Intellectual Property collectively constitute all of the intangible assets, intangible properties, rights and Intellectual Property necessary for Acquirer’s conduct of, or that are used in or held for use for, the Business without: (i) the need for Acquirer to acquire or license any other intangible asset, intangible property or Intellectual Property Right and (ii) the breach or violation of any Contract. The Company has not transferred ownership of, or granted any exclusive rights in, any Company Intellectual Property to any third party. No third party has any ownership right, title, interest, claim in or lien on any of the Company-Owned Intellectual Property or Company-Owned Data.
(v)    Company Registered Intellectual Property. Each item of Company Registered Intellectual Property is subsisting and, to the knowledge of the Company, valid (or in the case of applications, applied for). All registration, maintenance and renewal fees currently due in connection with the Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property and recording the Company’s ownership interests therein. The Company has Made Available to Acquirer tangible copies of all of the Company’s pending patent applications.
(w)    No Assistance. To the knowledge of the Company, at no time during the conception of or reduction to practice of any of the Company-Owned Intellectual Property, was the Company or any developer, inventor or other contributor to such Company-Owned Intellectual Property operating under any grants from any Governmental Entity or agency or private source, performing research sponsored by any Governmental Entity or agency or private source or subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party that could adversely affect the Company’s rights in such Company-Owned Intellectual Property.
(x)    Founders. All rights in, to and under all Intellectual Property created by the Company’s founders for or on behalf or in contemplation of the Company (i) prior to the inception of the Company or (ii) prior to their commencement of employment with the Company have been duly and validly assigned to the Company, and the Company has no reason to believe that any such Person is unwilling to provide Acquirer or the Company with such cooperation as may reasonably be required to complete and prosecute all appropriate United States and foreign patent and copyright filings related thereto.
(y)    Invention Assignment and Confidentiality Agreement. The Company has secured from all (i) consultants, advisors, employees and independent contractors who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any Intellectual Property for the Company and (ii) named inventors of patents and patent applications owned or purported to be owned by the Company (any Person described in clauses “(i)” or “(ii),” an “Author”), unencumbered and unrestricted exclusive ownership of, all of the Authors’ right, title and interest in an to such Intellectual Property, and the Company has obtained the waiver of all non-assignable rights. No Author has retained any rights, licenses, claims or interest whatsoever with respect to any Intellectual Property developed by the Author for the Company. Without limiting the foregoing, the Company has obtained written and enforceable proprietary information and invention disclosure and Intellectual Property assignments from all current and former Authors and, in the case of patents and patent applications, such assignments have been recorded with the relevant authorities in the applicable jurisdiction or jurisdictions.
(z)    No Violation. No current or former employee, consultant, advisor or independent contractor of the Company: (i) is in violation of any term or covenant of any Contract relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any other party by virtue of such employee’s, consultant’s, advisor’s or independent contractor’s being employed by, or performing services for, the Company or using trade secrets or proprietary information of others without permission or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company that is subject to any agreement under which such employee, consultant, advisor or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work. To the knowledge of the Company, neither the execution nor delivery of this Agreement will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any Contract of the type described in clause “(i)” of the immediately foregoing sentence.
(aa)    Confidential Information. The Company has taken all commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information of the Company (including trade secrets) or provided by any third party to the Company (“Confidential Information”). All current and former employees and contractors of the Company and any third party having access to Confidential Information have executed and delivered to the Company a written legally binding agreement regarding the protection of such Confidential Information. The Company has implemented and maintains reasonable security, disaster recovery and business continuity plans consistent with industry practices of companies offering similar services, and acts in compliance therewith and has tested such plans on a periodic basis, and such plans have proven effective upon testing. To the knowledge of the Company, the Company has not experienced any breach of security or otherwise unauthorized access by third parties to the Confidential Information, including Personal Data in the Company’s possession, custody or control. There has not been any failure with respect to any of the computer systems, including software, used by the Company in the conduct of the Business. To the knowledge of the Company, there has been no Company or third-party breach of confidentiality.
(bb)    Non-Infringement. To the knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement, misappropriation or violation of any Company-Owned Intellectual Property by any third party. The Company has not brought any Legal Proceeding for unauthorized use, unauthorized disclosure, infringement, misappropriation or violation of any Company-Owned Intellectual Property. The Company has no Liability for unauthorized use, unauthorized disclosure, infringement, misappropriation or violation of any Third-Party Intellectual Property. The operation of the Business, including (i) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision or use of any Company Product or Company-Owned Intellectual Property and (ii) the Company’s use of any product, device, process or service used in the Business as previously conducted and as currently conducted has not, does not, and will not infringe (directly or indirectly, including via contribution or inducement), misappropriate or violate any Third-Party Intellectual Property, breach any terms of service, click-through agreement or any other agreement or rules, policies or guidelines applicable to use of such Third-Party Intellectual Property, and does not constitute unfair competition or unfair trade practices under the Applicable Law of any jurisdiction in which Company conducts its business or in which Company Products are manufactured, marketed, distributed, licensed or sold and there is no basis for any such claims. The Company has not been sued in any Legal Proceeding or received any written communications (including any third-party reports by users) alleging that the Company has infringed, misappropriated, or violated or, by conducting the Business, would infringe, misappropriate, or violate any Intellectual Property of any other Person or entity. No Company Intellectual Property or Company Product is subject to any Legal Proceeding, Order, settlement agreement or right that restricts in any manner the use, transfer or licensing thereof by the Company, or that may affect the validity, use or enforceability of any Company Intellectual Property.
(cc)    Digital Millennium Copyright Act. The Company conducts and has conducted the Business in such a manner as to take reasonable advantage, if and when applicable, of the safe harbors provided by Section 512 of the Digital Millennium Copyright Act (the “DMCA”) and by any substantially similar Applicable Law in any other jurisdiction in which the Company conducts the Business, including by informing users of its products and services of such policy, designating an agent for notice of infringement claims, registering such agent with the United States Copyright Office, and taking appropriate action expeditiously upon receiving notice of possible infringement in accordance with the “notice and take-down” procedures of the DMCA or such other Applicable Law.
(dd)    Licenses; Agreements.
(i)    The Company has not granted any options, licenses or agreements of any kind relating to any Company-Owned Intellectual Property outside of normal nonexclusive end use terms of service entered into by users of the Company Products in the ordinary course (copies of which have been Made Available to Acquirer) and the Company is not bound by or a party to any option, license or agreement of any kind with respect to any of the Company-Owned Intellectual Property.
(ii)    The Company is not obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution, manufacture, license or use of any Company Products or Company-Owned Intellectual Property or any other property or rights, except pursuant to the agreements referenced in Section 2.9 (dd)(i) above.
(ee)    Other Intellectual Property Agreements. With respect to the Company Intellectual Property Agreements:
(i)    each such agreement is valid and subsisting and has, where required, been duly recorded or registered;
(ii)    the Company is not (and will not be as a result of the execution and delivery or effectiveness of this Agreement or the performance of the Company’s obligations under this Agreement), in breach of any Company Intellectual Property Agreement and the consummation of the Transactions will not result in the modification, cancellation, termination, suspension of, or acceleration of any payments, rights, obligations or remedies with respect to any Company Intellectual Property Agreements, or give any non-Company party to any Company Intellectual Property Agreement the right to do any of the foregoing;

(iii)    to the knowledge of the Company, no counterparty to any Company Intellectual Property Agreement is in breach thereof;
(iv)    at and after the Closing, the Final Surviving Corporation (as a wholly owned subsidiary of Acquirer) will be permitted to exercise all of the Company’s rights under the Company Intellectual Property Agreements to the same extent the Company would have been able to had the Transactions not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company would otherwise be required to pay;
(v)    to the knowledge of the Company, there are no disputes or Legal Proceedings (pending or threatened) regarding the scope of any Company Intellectual Property Agreements, or performance under any Company Intellectual Property Agreements including with respect to any payments to be made or received by the Company thereunder;
(vi)    no Company Intellectual Property Agreement requires the Company to include any Third-Party Intellectual Property in any Company Product or obtain any Person’s approval of any Company Product at any stage of development, licensing, distribution or sale of that Company Product;
(vii)    none of the Company Intellectual Property Agreements grants any third party exclusive rights to or under any Company Intellectual Property;
(viii)    none of the Company Intellectual Property Agreements grants any third party the right to sublicense any Company Intellectual Property, other than rights to sublicense to (A) end users of the Company Products and (B) contractors and distributors exercising rights on behalf of the wireless carriers and handset providers with which the Company has entered into Company Intellectual Property Agreements in the ordinary course of business;
(ix)    the Company has obtained valid, written, licenses (sufficient for the conduct of the Business) to all Third-Party Intellectual Property that is incorporated into, integrated or bundled by the Company with any of the Company Products; and
(x)    no third party that has licensed Intellectual Property Rights to the Company has ownership or license rights to improvements or derivative works made by the Company in the Third-Party Intellectual Property that has been licensed to the Company.
(ff)    Non-Contravention. None of the execution and performance of this Agreement, the consummation of the Transactions and the assignment to Acquirer or the Surviving Corporation by operation of law or otherwise of any Contracts to which the Company is a party or by which any of its assets is bound, will result in: (i) Acquirer or any of its Affiliates granting to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, Acquirer or any of its Affiliates, (ii) Acquirer or any of its Affiliates, being bound by or subject to, any exclusivity obligations, non-compete or other restriction on the operation or scope of their respective businesses, (iii) Acquirer or the Surviving Corporation being obligated to pay any royalties or other material amounts to any third party in excess of those payable by any of them, respectively, in the absence of this Agreement or the Transactions or (iv) any termination of, or other material impact to, any Company Intellectual Property.
(gg)    Company Source Code. The Company has not disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code, other than disclosures to employees, contractors and consultants (i) involved in the development of Company Products and (ii) subject to a written confidentiality agreement. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company of any Company Source Code, other than disclosures to employees and consultants involved in the development of Company Products. Without limiting the foregoing, neither the execution nor performance of this Agreement nor the consummation of any of the Transactions will result in a release from escrow or other delivery to a third party of any Company Source Code.
(hh)    Open Source Software. The Company is in compliance with the terms and conditions of all licenses for the Open Source Materials. The Company has not (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Company-Owned Intellectual Property or Company Products, (ii) distributed Open Source Materials in conjunction with any Company-Owned Intellectual Property or Company Products or (iii) used Open Source Materials, in such a way that, with respect to clauses “(i),” “(ii)” or “(iii),” creates, or purports to create, obligations for the Company with respect to any Company-Owned Intellectual Property or grant, or purport to grant, to any third party any rights or immunities under any Company-Owned Intellectual Property (including using any Open Source Materials that require, as a condition of use, modification or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no charge).
(ii)    Information Technology.
(i)    Status. Information and communications technology infrastructure and systems (including software, hardware, firmware, networks and the Company Websites) that is or has been used in the Business (collectively referred to herein as, the “ICT Infrastructure”). The arrangements relating to the ICT Infrastructure (including its operation and maintenance and any amendments or modifications thereto) will not be adversely affected by the Transactions, and the ICT Infrastructure will continue to be available for use by the Company immediately following the consummation of the Transactions and thereafter on substantially the same terms and conditions as prevailed immediately before the Closing, without further action or payment by Acquirer. Except for third party hosting, bandwidth, and similar infrastructure services, the Company is the sole legal and beneficial owner of the ICT Infrastructure and the ICT Infrastructure is used exclusively by the Company. The ICT Infrastructure is: (i) in good working order and functions in accordance with all applicable documentation and specifications, (ii) maintained and supported in accordance with best industry practice and is covered by sufficient maintenance and warranty provisions to remedy, or provide compensation for, any material defect and (iii) protected by adequate security and disaster recovery arrangements, including taking and storing back-up copies (both on- and off-site) of the software and any data in the ICT Infrastructure and following procedures for preventing the introduction of viruses to, and unauthorized access of, the ICT Infrastructure.
(ii)    No Faults. The Company has not experienced, and no circumstances exist that are likely or expected to give rise to, any disruption in or to the operation of the Business as a result of: (A) any substandard performance or defect in any part of the ICT Infrastructure whether caused by any viruses, bugs, worms, software bombs or otherwise, lack of capacity or otherwise or (B) a breach of security in relation to any part of the ICT Infrastructure.
(iii)    ICT Agreements. All Contracts relating to the ICT Infrastructure are valid and binding and no Contract (including any Contract for Third-Party Intellectual Property) that relates to the ICT Infrastructure has been the subject of any breach by the Company or any other Person, and the Company (A) has not waived any breach thereof by any other Person, (B) has not received any notice of termination of any such Contract and (C) is not aware of any circumstances that would give rise to a breach, suspension, variation, revocation or termination of any such Contract without the consent of the Company (other than termination on notice in accordance with the terms of such Contract).
(jj)    Privacy and Personal Data.
(i)    The Company’s data, privacy and security practices conform, and at all times have conformed, to all of the Company Privacy Commitments, Privacy Laws and Company Data Agreements. The Company has at all times: (i) provided adequate notice and obtained any necessary consents from data subjects required for the Processing of Personal Data as conducted by or for the Company and (ii) abided by any privacy choices (including opt-out preferences) of data subjects relating to Personal Data (such obligations along with those contained in Company Privacy Policies, collectively, “Company Privacy Commitments”). Neither the execution, delivery and performance of this Agreement nor the taking over by Acquirer of all of the Company Databases, Company Data and other information relating to the Company’s customers will cause, constitute, or result in a breach or violation of any Privacy Laws or Company Privacy Commitments, any Company Data Agreements or standard terms of service entered into by users of the Company Products. Copies of all current and prior Company Privacy Policies have been made available to Acquirer and such copies are true, correct and complete.
(ii)    The Company has established and maintains appropriate technical, physical and organizational measures and security systems and technologies in compliance with all data security requirements under Privacy Laws and Company Privacy Commitments that are designed to protect Company Data against accidental or unlawful Processing in a manner appropriate to the risks represented by the Processing of such data by the Company and its data processors. The Company and its data processors have taken commercially reasonable steps to ensure the reliability of its employees that have access to Company Data, to train such employees on all applicable aspects of Privacy Laws and Company Privacy Commitments and to ensure that all employees with the right to access such data are under written obligations of confidentiality with respect to such data.
(iii)    No breach, security incident or violation of any data security policy in relation to Company Data has occurred or is threatened, and there has been no unauthorized or illegal Processing of any Company Data. No circumstance has arisen in which: (i) Privacy Laws would require the Company to notify a Governmental Entity of a data security breach or security incident or (ii) applicable guidance or codes of practice promulgated under Privacy Laws would recommend the Company to notify a Governmental Entity of a data security breach.
(iv)    The Company has not received or experienced and, to the knowledge of the Company, there is no circumstance (including any circumstance arising as the result of an audit or inspection carried out by any Governmental Entity) that would reasonably be expected to give rise to, any Legal Proceeding, Order, notice, communication, warrant, regulatory opinion, audit result or allegation from a Governmental Entity or any other Person (including a data subject): (A) alleging or confirming non-compliance with a relevant requirement of Privacy Laws or Company Privacy Commitments, (B) requiring or requesting the Company to amend, rectify, cease Processing, de-combine, permanently anonymize, block or delete any Company Data, (C) permitting or mandating relevant Governmental Entities to investigate, requisition information from, or enter the premises of, the Company or (D) claiming compensation from the Company. The Company has not been involved in any Legal Proceedings involving a breach or alleged breach of Privacy Laws or Company Privacy Commitments.

(v)    Schedule 2.9(jj)(v) of the Company Disclosure Letter contains the complete list of notifications and registrations made by the Company under Privacy Laws with relevant Governmental Entities in connection with the Company’s Processing of Personal Data. All such notifications and registrations (including the Company’s certification under the U.S.-EU/Switzerland Safe Harbor) are valid, accurate, complete and fully paid up and, to the knowledge of the Company, the consummation of the Transactions will not invalidate such notification or registration or require such notification or registration to be amended. To the Company’s knowledge, other than the notifications and registrations set forth on Schedule 2.9(jj)(v) of the Company Disclosure Letter, no other registrations or notifications are required in connection with the Processing of Personal Data by Company.
(vi)    Where the Company uses a data processor to Process Personal Data, the processor has provided guarantees, warranties or covenants in relation to Processing of Personal Data, confidentiality, security measures and compliance with those obligations that are sufficient for the Company’s compliance with Privacy Laws and Company Privacy Commitments, and there is in existence a written Contract between the Company and each such data processor that complies with the requirements of all Privacy Laws and Company Privacy Commitments. The Company has made available to Acquirer true, correct and complete copies of all such Contracts. To the knowledge of the Company, such data processors have not breached any such Contracts pertaining to Personal Data Processed by such Persons on behalf of Company.
(vii)    The Company has not transferred or permitted the transfer of Personal Data originating in the EEA outside the EEA, except where such transfers have complied with the requirements of Privacy Laws and Company Privacy Commitments, including the Company’s certification under the U.S.-EU/Switzerland Safe Harbor.
.
(viii)    The Company has valid and subsisting contractual rights to Process or to have Processed all third-party-owned data howsoever obtained or collected by or for the Company in the manner that it is Processed by or for the Company (all such data, “Company-Licensed Data”). The Company has all rights, and all permissions or authorizations required under Privacy Laws and relevant Contracts (including Company-Data Agreements), to retain, produce copies, prepare derivative works, disclose, combine with other data, and grant third parties rights, as the case may be, to each of the Company-Licensed Data as necessary for the operation of the Business as presently conducted. The Company has been and is in compliance with all Contracts pursuant to which the Company Processes or has Processed Company-Licensed Data, and the consummation of the Transactions will not conflict with, or result in any violation or breach of, or default under, any such Contract. Schedule 2.9(t)(ix) of the Company Disclosure Letter identifies each Contract governing any Company-Licensed Data to which the Company is a party or is bound by, except the standard terms of use entered into by users of the Company Products (copies of which have been Made Available to Acquirer).
(ix)    The Company is the owner of all right, title and interest in and to each element of Company Data that (i) is used or held for use in the Business that is not Personal Data or Company-Licensed Data or (ii) the Company purports to own (collectively, “Company-Owned Data”). The Company has the right to Process all Company-Owned Data without obtaining any permission or authorization of any Person. Other than as set forth on Schedule 2.9(t)(x) of the Company Disclosure Letter, the Company has not entered into any Contract governing any Company-Owned Data or to which the Company is a party or bound by, except the standard terms of use entered into by users of the Company Products (copies of which have been Made Available to Acquirer).

(x)    The Company does not Process the Personal Data of any natural Person under the age of 16.
(xi)    The Company has never directly stated or indirectly implied that Company Products enhance the security of data (including Personal Data) accessed, provided or sent by end users.
(kk)    Company Websites. No domain names have been registered by any Person that are similar to any trademarks, service marks, domain names or business or trading names used, created or owned by the Company. The contents of any Company Website and all transactions conducted over the Internet comply with Applicable Law and codes of practice in any applicable jurisdiction.
2.10    Taxes.
(a)    The Company has properly completed and timely filed all Tax Returns required to be filed by it prior to the Closing Date, has timely paid all Taxes required to be paid by it (whether or not shown on any Tax Return), and has no Liability for Taxes in excess of the amounts so paid. All Tax Returns were complete and accurate and have been prepared in substantial compliance with Applicable Law. There is no claim for Taxes that has resulted in an Encumbrance against any of the assets of the Company.
(b)    The Company has Made Available to Acquirer true, correct and complete copies of all income Tax Returns and other material Tax Returns, and all examination reports and statements of deficiencies, adjustments, and proposed deficiencies and adjustments in respect of the Company.
(c)    The Company Balance Sheet reflects all Liabilities for unpaid Taxes of the Company for periods (or portions of periods) through the Company Balance Sheet Date. The Company does not have any Liability for unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the ordinary course of business consistent with past practice following the Company Balance Sheet Date.
(d)    There is (i) no past or pending audit of, or Tax controversy associated with, any Tax Return of the Company that has been or is being conducted by a Governmental Entity, (ii) no other procedure, proceeding or contest of any refund or deficiency in respect of Taxes pending or on appeal with any Governmental Entity, (iii) no extension of any statute of limitations on the assessment of any Taxes granted by the Company currently in effect and (iv) no agreement to any extension of time for filing any Tax Return that has not been filed. No claim has ever been made by any Governmental Entity in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.
(e)    The Company has not been and will not be required to include any adjustment in Taxable income for any Tax period (or portion thereof) ending after the Closing pursuant to Section 481 or 263A of the Code or any comparable provision under state, local or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the First Merger.
(f)    The Company is not a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement, and the Company does not have any Liability or potential Liability to another party under any such agreement.
(g)    The Company has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return that could result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign Applicable Law.

(h)    The Company has not consummated or participated in, and is not currently participating in, any transaction that was or is a “Tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. The Company has not participated in, and is not currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law.
(i)    Neither the Company nor any predecessor of the Company is or has ever been a member of a consolidated, combined, unitary or aggregate group of which the Company or any predecessor of the Company was not the ultimate parent corporation.
(j)    The Company does not have any Liability for the Taxes of any Person (other than the Company) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, by operation of Applicable Law, by Contract or otherwise.
(k)    The Company will not be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date, or (v) election under Section 108(i) of the Code made on or prior to the Closing Date.
(l)    None of the Tax attributes (including general business Tax credits but excluding net operating losses) of the Company is limited by Sections 269 or 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law).
(m)    The Company has not received any private letter ruling from the IRS (or any comparable Tax ruling from any other Governmental Authority).
(n)    The Company is not a party to any joint venture, partnership or other Contract or arrangement that could be treated as a partnership for U.S. federal income Tax purposes.
(o)    The Company is not subject to Tax in any jurisdiction other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or any other place of business in such jurisdiction.
(p)    The Company has in its possession official foreign government receipts for any Taxes paid by it to any foreign Tax Authorities for which receipts have been provided or are customarily provided.
(q)    The Company has Made Available to Acquirer all documentation relating to any applicable Tax holidays or incentives. The Company is in compliance with the requirements for any applicable Tax holidays or incentives.
(r)    The Company is not, and it has never been, a “United States real property holding corporation” within the meaning of Section 897 of the Code, and the Company has filed with the IRS all statements, if any, that are required under Section 1.897-2(h) of the Treasury Regulations.

(s)    The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the Agreement Date or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with either Merger.
(t)    The Company has (i) complied with all Applicable Law relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign law), (ii) withheld (within the time and in the manner prescribed by Applicable Law) from employee wages or consulting compensation and paid over to the proper governmental authorities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all Applicable Law, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws, and (iii) timely filed all withholding Tax Returns, for all periods through and including the Closing Date.
(u)    Each nonqualified deferred compensation plan (within the meaning of Section 409A of the Code) to which the Company is a party complies with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by its terms and has been operated in accordance with such requirements.  No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code. The Company is under no obligation to gross up any Taxes under Section 409A of the Code.
(v)    The exercise price of all Company Options is at least equal to the fair market value of the Company Common Stock on the date such Company Options were granted, and neither the Company nor Acquirer has incurred or will incur any Liability or obligation to withhold Taxes under Section 409A of the Code upon the vesting of any Company Options. All stock subject to Company Options constitutes “service recipient stock” (as defined under Treasury Regulation 1.409A-1(b)(5)(iii)) with respect to the grantor thereof.
(w)    No amount paid or payable by the Company in connection with the Transactions, whether alone or in combination with another event, will be an “excess parachute payment” within the meaning of Section 280G of the Code or Section 4999 of the Code or will not be deductible by the Company by reason of Section 280G of the Code. Schedule 2.10(w) of the Company Disclosure Letter lists each Person (whether United States or foreign) who as of the Closing is reasonably expected to be, with respect to the Company, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined as of the Agreement Date. No securities of the Company or any Company Securityholder is readily tradable on an established securities market or otherwise (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) such that the Company is ineligible to seek shareholder approval in a manner that complies with Section 280G(b)(5) of the Code. The Company has not ever had any obligation to report, withhold or gross up any excise Taxes under Section 280G or Section 4999 of the Code.
2.11    Employee Benefit Plans and Employee Matters.
(a)    Schedule 2.11(a) of the Company Disclosure Letter lists, with respect to the Company and any trade or business (whether or not incorporated) that at any relevant time is or has been treated as a single employer with the Company (an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code, (i) all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) each loan to an employee,

(iii) all stock option, stock purchase, phantom stock, stock appreciation right, restricted stock unit, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iv) all bonus, pension, profit sharing, savings, severance, retirement, deferred compensation or incentive plans (including cash incentive plans), programs or arrangements, (v) all other fringe or employee benefit plans, programs or arrangements and (vi) all employment, individual consulting, retention, change of control or executive compensation or severance agreements, in each case of the foregoing clauses “(i)” through “(vi),” written or otherwise, as to which any unsatisfied obligations or other Liability of the Company remain for the benefit of, or relating to, any present or former employee, consultant or non-employee director of the Company (all of the foregoing described in clauses “(i)” through “(vi),” collectively, the “Company Employee Plans”).
(b)    The Company has Made Available to Acquirer a true, correct and complete copy of each of the Company Employee Plans and related plan documents. The Company does not sponsor or maintain any self-funded employee benefit plan, including any plan to which a stop-loss policy applies. The Company has Made Available to Acquirer a true, correct and complete copy of each of the Company Employee Plans and related plan documents (including trust documents, insurance policies or Contracts, employee booklets, summary plan descriptions and other authorizing documents, and any material employee communications relating thereto) and has, with respect to each Company Employee Plan that is subject to ERISA reporting requirements, Made Available to Acquirer true, correct and complete copies of the Form 5500 reports filed for the last three plan years. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the IRS a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied (or has time remaining in which to apply) to the IRS for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or has been established under a standardized prototype plan for which an IRS opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. The Company has Made Available to Acquirer a true, correct and complete copy of the most recent IRS determination or opinion letter issued with respect to each such Company Employee Plan, and nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the Tax-qualified status of any Company Employee Plan subject to Section 401(a) of the Code. The Company has Made Available to Acquirer all registration statements and prospectuses prepared in connection with each Company Employee Plan. All individuals who, pursuant to the terms of any Company Employee Plan, are entitled to participate in any Company Employee Plan, are currently participating in such Company Employee Plan or have been offered an opportunity to do so and have declined in writing.
(c)    None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or similar state law and at the sole expense of such person, and the Company has complied with the requirements of COBRA. There has been no “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code and not exempt under Section 408 of ERISA and regulatory guidance thereunder) with respect to any Company Employee Plan. Each Company Employee Plan has been maintained and administered in accordance with its terms and in compliance with the requirements prescribed by any and all applicable statutes, rules and regulations (including ERISA and the Code), and the Company and each ERISA Affiliate has performed all obligations required to be performed by it under, is not in default under or in violation of, and has no knowledge of any default or violation by any other party to, any of the Company Employee Plans. Neither the Company nor any ERISA Affiliate is subject to any Liability or penalty under Sections 4976 through 4980 of the Code or

Title I of ERISA with respect to any Company Employee Plans. All contributions required to be made by the Company or any ERISA Affiliate to any Company Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Company Employee Plan for the current plan years (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the ordinary course of business consistent with past practice after the Company Balance Sheet Date as a result of the operations of the Company after the Company Balance Sheet Date). In addition, with respect to each Company Employee Plan intended to include a Code Section 401(k) arrangement, the Company and each of the ERISA Affiliates have at all times made timely deposits of employee salary reduction contributions and participant loan repayments, as determined pursuant to regulations issued by the United States Department of Labor. No Company Employee Plan is covered by, and neither the Company nor any ERISA Affiliate has incurred or expects to incur any Liability under, Title IV of ERISA or Section 4.12 of the Code. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the First Effective Time in accordance with its terms, without Liability to Acquirer (other than ordinary and reasonable administrative expenses typically incurred in a termination event). With respect to each Company Employee Plan subject to ERISA as either an employee pension benefit plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, the Company and any applicable ERISA Affiliate have prepared in good faith and timely filed all requisite governmental reports (which were true, correct and complete as of the date filed), including any required audit reports, and have properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan. No suit, administrative proceeding, action, litigation or claim has been brought, or to the knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan, including any audit or inquiry by the IRS or United States Department of Labor.
(d)    There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or other ERISA Affiliate relating to, or change in participation or coverage under, any Company Employee Plan that would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to such Company Employee Plan for the most recent full fiscal year included in the Financial Statements.
(e)    Neither the Company nor any current or former ERISA Affiliate currently maintains, sponsors, participates in or contributes to, or has ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.
(f)    Neither the Company nor any ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.
(g)    No Company Employee Plan is sponsored, maintained or contributed to under the law or applicable custom or rule of the any jurisdiction outside of the United States.
(h)    The Company is not engaged in any unfair labor practice. The Company has paid in full to all employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, independent contractors and consultants. The Company is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice). There are no pending claims against the Company under any workers compensation plan or policy or for long term disability. The Company does not have any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that are not material in amount. There are no controversies pending or, to the knowledge of the Company, threatened, between the Company and any of its employees, which controversies have or would reasonably be expected to result in a Legal Proceeding before any Governmental Entity.
(i)    The Company has Made Available to Acquirer true, correct and complete copies of each of the following: (i) all forms of offer letters, (ii) all forms of employment agreements and severance agreements, (iii) all forms of services agreements and agreements with current and former consultants or advisory board members, (iv) all forms of confidentiality, non-competition or inventions agreements between current and former employees/consultants and the Company or any Subsidiary (and a true, correct and complete list of employees, consultants or others not subject thereto), (v) the most current management organization chart(s), (vi) all forms of bonus plans and any form award agreement thereunder and (vii) a schedule of bonus commitments made to employees of the Company.
(j)    The Company is not a party to or bound by any collective bargaining agreement, works council arrangement or other labor union Contract, no collective bargaining agreement is being negotiated by the Company and the Company does not have any duty to bargain with any labor organization. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company. To the knowledge of the Company, there are no activities or proceedings of any labor union or to organize their respective employees. There is no labor dispute, strike or work stoppage against the Company pending or, to the knowledge of the Company, threatened that may interfere with the conduct of the Business. Neither the Company nor, to the knowledge of the Company, any of its Representatives has committed any unfair labor practice in connection with the conduct of the Business, and there is no charge or complaint against the Company by the National Labor Relations Board or any comparable Governmental Entity pending or, to the knowledge of the Company, threatened. No employee of the Company has been dismissed in the 12 months immediately preceding the Agreement Date.
(k)    Schedule 2.11(k) of the Company Disclosure Letter sets forth each non-competition agreement and non-solicitation agreement that binds any current or former employee or contractor of the Company (other than those agreements entered into with newly hired employees of the Company in the ordinary course of business consistent with past practice). No employee of the Company is in violation of any term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company because of the nature of the Business or to the use of trade secrets or proprietary information of others. No contractor of the Company is in violation of any term of any non-competition agreement or any restrictive covenant to a former employer relating to the right of any such contractor to be providing services to the Company because of the nature of the Business or to the use of trade secrets or proprietary information of others. Except as set forth on Schedule 2.11(k) of the Company Disclosure Letter, no employee of the Company has given notice to the Company and, to the knowledge of the Company, no employee of the Company intends to terminate his or her employment with the Company. Except as set forth on Schedule 2.11(k) of the Company Disclosure Letter, the employment of each of the employees of the Company is “at will” (except for non-United States employees of the Company located in a jurisdiction that does not recognize the “at will” employment concept) and the Company does not have any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees. As of the Agreement Date, the Company has not, and to the knowledge of Company, no other Person has, (i) entered into any Contract that obligates or purports to obligate Acquirer to make an offer of employment to any present or former employee or consultant of the Company or (ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or consultant of the Company of any terms or conditions of employment with Acquirer following the First Effective Time.
(l)    Schedule 2.11(l)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of the names, positions and rates of compensation of all officers, directors and employees of the Company, showing each such individual’s name, position, annual remuneration, status as exempt/non-exempt and bonuses and fringe benefits for the current fiscal year and the most recently completed fiscal year. Schedule 2.11(l)(ii) of the Company Disclosure Letter sets forth the additional following information for each of its international employees: city/country of employment, citizenship, date of hire, manager’s name and work location, date of birth, any material special circumstances (including pregnancy, disability or military service), and whether the employee was recruited from a previous employer. Schedule 2.11(l)(iii) of the Company Disclosure Letter sets forth a true, correct and complete list of all of its consultants, advisory board members and independent contractors and, for each, (i) such individual’s compensation, (ii) such individual’s initial date of engagement, (iii) whether such engagement has been terminated by written notice by either party thereto and (iv) the notice or termination provisions applicable to the services provided by such individual.
(m)    None of the execution, delivery and performance of this Agreement, the consummation of the Transactions, any termination of employment or service and any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event (whether contingent or otherwise), (i) result in any material payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due or payable, or required to be provided, to any current or former employee, director, independent contractor or consultant, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former employee, director, independent contractor or consultant, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) increase the amount of compensation due to any Person or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company to any Person. No amount paid or payable by the Company in connection with the Transactions, whether alone or in combination with another event, will be an “excess parachute payment” within the meaning of Section 280G of the Code or Section 4999 of the Code or will not be deductible by the Company by reason of Section 280G of the Code.
2.12    Material Contracts.
(a)    Schedules (i) through (ix) of the Company Disclosure Letter set forth a list or description of each of the following Contracts to which the Company is a party that are in effect on the Agreement Date (the Contracts identified or required to be identified in such Schedules of the Company Disclosure Letter, are referred to as the “Material Contracts”):
(i)    any Contract providing for payments by or to the Company (or under which the Company has made or received such payments) in the period since the Company’s inception in an aggregate amount of $50,000 or more;
(ii)    (A) any joint venture Contract, (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons and (C) any Contract that involves the payment of royalties to any other Person;
(iii)    any separation agreement or severance agreement with any current or former employees under which the Company has any actual or potential Liability;

(iv)    other than licenses for generally available software or technology for which the Company is obligated to pay less than $100,000 per year and no more than $500,000 in the aggregate, all licenses, sublicenses and other Contracts to which the Company is a party and pursuant to which the Company acquired or is authorized to use any Third-Party Intellectual Property Rights used in the development, marketing or licensing of the Company Products;
(v)    any Contract providing for the joint development of any software, technology or Intellectual Property Rights either by or for the Company (other than employee invention assignment agreements and consulting agreements with Authors on the Company’s standard form of agreement);
(vi)    any Contract that authorizes any third party to host, store, warehouse, or provide cloud computing services in connection with, any of the Company Products or Company Intellectual Property, other than such Contracts for services that are generally available and for which the Company is obligated to pay less than $100,000 per year and no more than $500,000 in the aggregate;
(vii)    any settlement agreement with respect to any Legal Proceeding;
(viii)    any Contract pursuant to which the Company has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which it has any material ownership interest in any other Person; and
(ix)    any Contract with any Governmental Entity, any Company Authorization, or any Contract with a government prime contractor, or higher-tier government subcontractor, including any indefinite delivery/indefinite quantity contract, firm-fixed-price contract, schedule contract, blanket purchase agreement, or task or delivery order (each a “Government Contract”).
(b)    All Material Contracts are in written form. The Company has performed all of the obligations required to be performed by it and is entitled to all benefits under, and as of the Agreement Date is not alleged to be in default in respect of, any Material Contract. Each of the Material Contracts is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar Applicable Laws affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies. There exists no default or event of default or event, occurrence, condition or act, with respect to the Company or to the knowledge of the Company as of the Agreement Date, with respect to any other contracting party, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of the Company under any Material Contract, or (D) the right to cancel, terminate or modify any Material Contract. As of the Agreement Date, the Company has not received any written notice or other written communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract. The Company has no Liability for renegotiation of Government Contracts. True, correct and complete copies of all Material Contracts have been Made Available to Acquirer.
2.13    Transaction Fees. Except for Morgan Stanley, no broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions.

2.14    Foreign Corrupt Practices. None of the Company, the Company’s Representatives and any other Person acting for or on behalf of the Company, has (a) taken any action directly or indirectly in furtherance of an offer, payment, promise to pay, or authorization or approval of any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of what form, whether in money, property, or services (i) to obtain favorable treatment for business or Contracts secured, (ii) to pay for favorable treatment for business or Contracts secured, (iii) to obtain special concessions or for special concessions already obtained; (iv) to improperly influence or induce any act or decision, (E) to secure any improper advantage, or (v) in violation of Applicable Law (including the Foreign Corrupt Practices Act) or (b) established or maintained any fund or asset that has not been recorded in the books and records of the Company. The Company has established adequate internal controls and procedures to promote and achieve compliance with the Foreign Corrupt Practices Act and with the representation and warranty contained in the first sentence of this Section 2.14 and has Made Available to Acquirer all such documentation.
2.15    Export Control Laws. The Company has conducted its export transactions in accordance in all respects with applicable provisions of U.S. export and re-export controls, including the Export Administration Act and Regulations, the Foreign Assets Control Regulations, the International Traffic in Arms Regulations and other controls administered by the U.S. Department of Commerce or the U.S. Department of State and all other applicable import/export controls in other countries in which the Company conducts business. Without limiting the foregoing: (i) the Company has obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (A) the export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (collectively, “Export Approvals”), (ii) the Company is in compliance with the terms of all applicable Export Approvals, (iii) there are no pending or, to the knowledge of the Company, threatened claims against the Company with respect to such Export Approvals, (iv) there are no actions, conditions or circumstances pertaining to the Company’s export transactions that would reasonably be expected to give rise to any future claims and (v) no Export Approvals for the transfer of export licenses to Acquirer or the First Step Surviving Corporation are required, except for such Export Approvals that can be obtained expeditiously and without material cost.
2.16    Business Metrics. Schedule 2.16 is accurate in all material respects as of the Agreement Date.
2.17    Representations Complete. To the Company’s knowledge, none of the representations or warranties made by the Company herein or in the Company Disclosure Letter, or in any Company Closing Certificate delivered by the Company pursuant to this Agreement, when all such documents are read together in their entirety, contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF PARENT, ACQUIRER AND MERGER SUB
Parent, Acquirer and the Merger Sub represent and warrant to the Company as follows:
3.1    Organization and Standing. Each of Parent, Acquirer and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. None of

Parent, Acquirer or Merger Sub is in violation of any of the provisions of its certificate of incorporation or bylaws or equivalent organizational or governing documents, as applicable.
3.2    Authority; Non-contravention.
(a)    Each of Parent, Acquirer and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Parent, Acquirer and Merger Sub. This Agreement has been duly executed and delivered by each of Parent, Acquirer and Merger Sub and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of Parent, Acquirer and Merger Sub enforceable against Parent, Acquirer and Merger Sub, respectively, in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
(b)    The execution and delivery of this Agreement by Parent, Acquirer and Merger Sub do not, and the consummation of the Transactions will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the certificates of incorporation or bylaws of Parent, Acquirer and Merger Sub, in each case as amended to date or (ii) Applicable Law, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to Parent’s, Acquirer’s or Merger Sub’s ability to consummate the Mergers or to perform their respective obligations under this Agreement.
(c)    Except (i) as required by applicable federal and state securities laws and the rules of Nasdaq in connection with the issuance and listing on Nasdaq of the shares of Parent Common Stock issuable in the First Merger or (ii) for such filings and notifications as may be required to be made by Parent, Acquirer or Merger Sub in connection with the Mergers and the other Transactions under the HSR Act or other applicable Antitrust Laws and the expiration or early termination of the applicable waiting period under the HSR Act or other applicable Antitrust Laws, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Parent, Acquirer or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Transactions that, if not obtained or made, would reasonably be expected to adversely affect the ability of Parent, Acquirer or Merger Sub to consummate the Mergers or any of the other Transactions.
3.3    Issuance of Shares. The shares of Parent Common Stock issuable in the First Merger, when issued by Parent in accordance with this Agreement will be duly issued, fully paid and non-assessable.
3.4    Stockholder Notices. None of the information supplied or to be supplied by Parent, Acquirer or Merger Sub for inclusion in the Stockholder Notices or any amendment or supplement thereto (other than any of the information supplied or to be supplied by the Company for inclusion therein) will contain, as of the date or the mailing of such document, any untrue statement of a material fact, or will omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
3.5    Merger Sub. Merger Sub was formed solely for the purpose of effecting the First Merger and has not engaged in any business activities or conducted any operations other than in connection with the Transactions. Acquirer was formed solely for the purpose of effecting the Second Merger and has not engaged in any business activities or conducted any operations other than in connection with the Transactions. Parent is in “control” of Acquirer within the meaning of Section 368(c) of the Code.
3.6    SEC Reports. All statements, reports, schedules, forms and other documents required to have been filed by Parent with the SEC (the “Reports”) have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such later filing): (a) each of the Reports complied as to form in all material respects with the applicable requirements under Applicable Law; and (b) none of the Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected (i) in the case of the Reports filed on or prior to the date of this Agreement that were amended or superseded on or prior to the date of this Agreement, by the filing of the applicable amending or superseding Report, and (ii) in the case of the Reports filed after the date of this Agreement that are amended or superseded prior to the Closing, by the filing of the applicable amending or superseding Report.
ARTICLE 4
CONDUCT PRIOR TO THE FIRST EFFECTIVE TIME
4.1    Conduct of the Business; Notices. During the Pre-Closing Period, the Company shall:
(a)    conduct the Business solely in the ordinary course consistent with past practice (except to the extent expressly provided otherwise herein or as consented to in writing by Acquirer);
(b)    (i) pay and perform all of its undisputed debts and other obligations (including Taxes) when due, (ii) use commercially reasonable efforts consistent with past practice and policies to collect accounts receivable when due and not extend credit outside of the ordinary course of business consistent with past practice, (iii) sell the Company’s products and services consistent with past practice as to discounting, license, service and maintenance terms, incentive programs and revenue recognition and other terms and (iv) use its commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the Closing;
(c)    use commercially reasonable efforts to assure that each of its Contracts (other than with Parent) entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the Transactions;
(d)    promptly notify Acquirer of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;
(e)    promptly notify Acquirer of any notice or other communication from any Governmental Entity (i) relating to the Transactions, (ii) indicating that a Company Authorization has been or is about to be revoked or (iii) indicating that a Company Authorization is required in any jurisdiction in which such Company Authorization has not been obtained, which revocation or failure to obtain has had or would reasonably be expected to be material to Parent (following the First Effective Time or the Second Effective Time) or the Company;

(f)    to the extent not otherwise required by this Section 4.1, promptly notify Acquirer of any change, occurrence or event that, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to cause any of the conditions to the Closing set forth in Article 6 not to be satisfied.
4.2    Restrictions on Conduct of Business of the Company. Without limiting the generality or effect of the provisions of Section 4.1, except as expressly set forth on Schedule 4.2 of the Company Disclosure Letter or pursuant to Section 5.12 or 1.3 of this Agreement, during the Pre-Closing Period, the Company shall not do, cause or permit any of the following (except to the extent expressly provided otherwise herein or as consented to in writing by Acquirer):
(a)    Charter Documents. Cause, propose or permit any amendments to the Certificate of Incorporation or the Bylaws or equivalent organizational or governing documents;
(b)    Merger, Reorganization. Merge or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;
(c)    Issuance of Equity Interests. Issue, deliver, grant or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any voting Company Debt or any Equity Interests, or enter into or authorize or propose to enter into any Contracts of any character obligating it to issue any Equity Interests, other than: (i) the issuance of shares of Company Common Stock pursuant to the exercise of Company Options that are outstanding as of the Agreement Date, (ii) the issuance of shares of Company Common Stock upon conversion of Company Preferred Stock outstanding on the Agreement Date and (iii) the repurchase of any shares of Company Capital Stock from former employees, non-employee directors and consultants in accordance with Contracts providing for the repurchase of shares in connection with any termination of service;
(d)    Loans and Investments. Make any loans or advances (other than routine expense advances to employees of the Company consistent with past practice) to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money;
(e)    Intellectual Property. Other than in the ordinary course of business, consistent with past practice, (i) transfer or license from any Person any rights to any Intellectual Property, or (ii) transfer or license to any Person any rights to any Company Intellectual Property, or (iii) transfer or provide a copy of any Company Source Code to any Person (including any current or former employee or consultant of the Company or any contractor or commercial partner of the Company) (other than providing access to Company Source Code to current employees and consultants of the Company involved in the development of the Company Products on a need to know basis in the ordinary course of business consistent with past practice);
(f)    Employee Benefit Plans; Pay Increases. Materially amend any deferred compensation plan within the meaning of Section 409A of the Code and the IRS regulations thereunder, except to the extent necessary to meet the requirements of such Section or Notice increase the salaries, wage rates or fees of its employees or consultants (other than in the ordinary course of business consistent with past practice or as disclosed to Acquirer and are set forth on Schedule 4.2(f) of the Company Disclosure Letter);
(g)    Severance Arrangements. Grant or pay, or enter into any Contract providing for the granting of any severance, retention or termination pay, or the acceleration of vesting or other benefits,

to any Person (other than in the ordinary course of business consistent with past practice or payments or acceleration that have been disclosed to Acquirer and are set forth on Schedule 4.2(f) of the Company Disclosure Letter);
(h)    Lawsuits; Settlements. (i) Commence a lawsuit other than (A) for the routine collection of bills, (B) in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that the Company consults with Acquirer prior to the filing of such a suit) or (C) for a breach of this Agreement or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute unless such settlement involves only the payment of monies not in excess of $10,000,000 in the aggregate;
(i)    Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or enter into any Contract with respect to an equity-based joint venture;
(j)    Taxes. Make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any federal, state, or foreign income Tax Return or any other material Tax Return without the consent of Acquirer prior to filing, file any amendment to a federal, state, or foreign income Tax Return or any other material Tax Return, enter into any Tax sharing or similar agreement or closing agreement, assume any Liability for the Taxes of any other Person (whether by Contract or otherwise), settle any claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, enter into intercompany transactions giving rise to deferred gain or loss of any kind or take any other similar action relating to the filing of any Tax Return or the payment of any Tax if such similar action would have the effect of increasing the Tax liability of Parent or any of its Affiliates for any period ending after the Closing Date or decreasing any Tax attribute of the Company existing on the Closing Date;
(k)    Encumbrances. Place or voluntarily allow the creation of any Encumbrance (other than a Permitted Encumbrance) on any of its properties;
(l)    Subsidiaries. Take any action that would result in the Company having one or more Subsidiaries; and
(m)    Other. Take or agree in writing or otherwise to take, any of the actions described in clauses “(a)” through “(l)” in this Section 4.2.
4.3    Certain Limitations. Notwithstanding anything to the contrary in this Article 4, Parent, Acquirer and the Company acknowledge and agree that (a) nothing in this Agreement shall give Parent or Acquirer, directly or indirectly, the right to control or direct the Company’s operations for purposes of the HSR Act prior to the expiration or termination of any applicable waiting period pursuant to the HSR Act and (b) no consent of Parent or Acquirer shall be required with respect to any matter set forth in this Agreement to the extent the requirement of such consent would violate any Antitrust Laws.
ARTICLE 5
ADDITIONAL AGREEMENTS
5.1    Board Recommendation, Stockholder Approval and Stockholder Notices.

(a)    The Board of Directors shall unanimously recommend that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the principal terms of the Mergers, and neither the Board of Directors nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Parent or Acquirer, the unanimous recommendation of the Board of Directors that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the principal terms of the Mergers.
(b)    The Company shall take all action necessary in accordance with this Agreement, Delaware Law, California Law, the Certificate of Incorporation and the Bylaws to obtain the Company Stockholder Approval and Charter Amendment Approval. The Company’s obligation to obtain the Company Stockholder Approval and Charter Amendment Approval in accordance with this Section 5.1 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal or the withholding, withdrawal, amendment or modification by the Board of Directors of its unanimous recommendation to the Company Stockholders in favor of the adoption of this Agreement and the approval of the principal terms of the Mergers. The Company shall exercise commercially reasonable efforts to obtain Written Consents executed by each Company Stockholder. Upon obtaining the Company Stockholder Approval or the Charter Amendment Approval, the Company shall promptly deliver copies of the executed Written Consents or other documents evidencing the obtainment of the Company Stockholder Approval and the Charter Amendment Approval, respectively, to Acquirer.
(c)    Promptly (and in any case within ten days with respect to clauses “(i)” below and 30 days with respect to clause “(ii)” below) after the Company obtains the Company Stockholder Approval, the Company shall prepare, with the cooperation of Parent and Acquirer, and mail to each Company Stockholder other than the Consenting Stockholders, the following communications: (i) a notice (as it may be amended or supplemented from time to time, the “Statutory Notice”) including: (A) the notice contemplated by Section 228(e) of Delaware Law of the taking of a corporate action without a meeting by less than a unanimous written consent, (B) the notice contemplated by Section 262(d)(2) of Delaware Law, together with a copy of Section 262 of Delaware Law and (C) the notice contemplated by Chapter 13 of California Law and (ii) unless Acquirer shall have made a Fairness Hearing Election which remains in effect, an information statement to the Company Stockholders in connection with solicitation of their signatures to a written consent agreeing to be bound by the relevant terms and conditions of this Agreement as if a party thereto and an Investment Representation Letter (as it may be amended or supplemented from time to time, the “Information Statement” and, collectively with the Statutory Notice and Permit Information Statement, the “Stockholder Notices”). The Stockholder Notices shall each include (x) a statement to the effect that the Board of Directors had unanimously recommended that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the principal terms of the Mergers and (y) such other information as Parent or Acquirer and the Company may agree is required or advisable under Applicable Law to be included therein. The Information Statement shall additionally include such material information as may be required pursuant to Rule 502 under the Securities Act. Prior to the mailing of any Stockholder Notice, such Stockholder Notice shall have been approved by Acquirer, and, following its mailing, no amendment or supplement to such Stockholder Notice shall be made by the Company without the reasonable approval of Acquirer. Each of Parent, Acquirer and the Company agrees to provide promptly to the other such information concerning its business, financial statements and affairs as, in the reasonable judgment of Parent, Acquirer or their respective counsel, may be required or advisable to be included under Applicable Law (including, in the case of the Statutory Notices, Delaware Law and California Law, in the case of the Information Statement, the Securities Act and Exchange Act, and, in the case of the Permit Information Statement, the Fairness Hearing Law) in the Stockholder Notices or in any amendment or supplement thereto, and Parent, Acquirer and the Company agree to cause their respective Representatives to cooperate in the preparation of the Stockholder Notices and any amendment or supplement thereto. Notwithstanding anything to the contrary in this Section 5.1, the Company will have no obligation to solicit stockholder approval and deliver disclosure of Section 280G Payments under Section 280G of the Code (and Q/A-7 and other regulations thereunder) within, or simultaneously alongside, the Stockholder Notices.
(d)    As promptly as practicable after the Agreement Date, Parent, Acquirer and the Company shall prepare and make such filings as are required under applicable state securities or “blue sky” laws in connection with the Transactions, and the Company shall assist Parent and Acquirer as may be necessary to comply with such state securities or “blue sky” laws.
(e)    If Acquirer determines, after consultation with the Company, that the issuance of the shares of Parent Common Stock in the First Merger would not satisfy the requirements of the exemption from registration under Section 4(2) of, and/or Regulation D promulgated under, the Securities Act, then Acquirer shall notify the Company of its election to seek a California Permit (a “Fairness Hearing Election”), and, as soon as reasonably practicable following such notification, (i) the Company shall cause the Written Consents that had previously been delivered to the Company to be revoked by the applicable Company Stockholders such that such Written Consents cease to have any effect, (ii) Acquirer shall, with the cooperation of the Company, prepare the necessary documents for an application to obtain from the Commissioner of Corporations of the State of California (the “California Commissioner”), after a hearing before the California Commissioner (the “Fairness Hearing”) pursuant to Sections 25121 and 25142 of California Law (the “Fairness Hearing Law”), a permit (the “California Permit”) to issue securities in exchange for outstanding securities, the obtainment of which would result in the issuance of Parent Common Stock in the Merger being exempt from registration under the Securities Act by virtue of the exemption provided by Section 3(a)(10) thereof, (iii) Acquirer shall apply for the California Permit and (iv) the Company shall promptly prepare, with the cooperation of Acquirer, a related information statement or other disclosure document (as it may be amended or supplemented from time to time, the “Permit Information Statement”). The Permit Information Statement shall constitute a disclosure document for the offer and issuance of the shares of Parent Common Stock to be received by the Company Stockholders in the Merger and an information statement for the Company’s solicitation of consent of the Company Stockholders with respect to the adoption of this Agreement and the approval of the principal terms of the Merger. Promptly (and in any case within two days) after Acquirer obtains the California Permit, the Company shall submit the adoption of this Agreement and the approval of the principal terms of the Mergers to the Company Stockholders in accordance with this Agreement, Delaware Law, California Law, the Certificate of Incorporation and the Bylaws by mailing to the Company Stockholders the Permit Information Statement (if the California Permit is obtained), an unexecuted Written Consent and instructions to the Company Stockholders for completion of such Written Consent. For the avoidance of doubt, the Company’s obligations under Sections 5.1(a) and 5.1(b) shall apply to the Permit Information Statement, such Written Consent and such instructions.
5.2    No Solicitation.
(a)    During the Pre-Closing Period, the Company will not, and the Company will not authorize or permit any of its Representatives to, directly or indirectly, (i) solicit, initiate, seek, entertain, knowingly encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition

Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, (v) submit any Acquisition Proposal to the vote of any Company Securityholders or (vi) enter into any other transaction or series of transactions not in the ordinary course of business consistent with past practice, the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Mergers or the other Transactions. The Company will, and will cause its Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than Parent, Acquirer and their Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company in connection with an Acquisition Proposal and request from each Person (other than Parent, Acquirer and their Representatives) the prompt return or destruction of all non-public information with respect to the Company previously provided to such Person in connection with an Acquisition Proposal. If any of the Company’s Representatives, whether in his or her capacity as such or in any other capacity, takes any action that the Company is obligated pursuant to this Section 5.2 not to authorize or permit such Representative to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 5.2.
“Acquisition Proposal” means, with respect to the Company, any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Parent or Acquirer), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving: (A) any acquisition or purchase from the Company, or from the Company Stockholders, by any Person or Group of more than a 10% interest in the total outstanding voting securities of the Company or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 10% or more of the total outstanding voting securities of the Company or any merger, consolidation, business combination or similar transaction involving the Company, (B) any sale, lease, mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition, or disposition of more than 10% of the assets of the Company in any single transaction or series of related transactions, (C) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company, or any extraordinary dividend, whether of cash or other property or (D) any other transaction outside of the ordinary course of business consistent with past practice the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Mergers or the other Transactions.
“Group” has the meaning ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.
(b)    The Company shall immediately (but in any event, within 24 hours) notify Acquirer orally and in writing after receipt by the Company (or, to the knowledge of the Company, by any of the Company’s Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal or (iv) any request for non-public information relating to the Company or for access to any of the properties, books or records of the Company by any Person or Persons other than Parent, Acquirer and their Representatives. Such notice shall describe the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request (but not the identity of the Person or Group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request). The Company shall keep Acquirer fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto and shall provide to Acquirer a true, correct and complete copy of such inquiry, expression of interest, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing. The Company shall provide Acquirer with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Board of Directors) of any meeting of the Board of Directors at which the Board of Directors is reasonably expected to discuss any Acquisition Proposal.
5.3    Confidentiality; Public Disclosure.
(a)    The parties hereto acknowledge that Parent and the Company have previously executed a non-disclosure agreement, dated February 15, 2014 (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms. Each party hereto agrees that it and its Representatives shall hold the terms of this Agreement, and the fact of this Agreement’s existence, in strict confidence until the Transactions are publicly announced by Parent. At no time shall any party hereto disclose any of the non-public terms of this Agreement or any non-public information about a party hereto to any other Person without the prior written consent of the party hereto about which such non-public information relates. Notwithstanding anything to the contrary in the foregoing, a party hereto shall be permitted to disclose any and all terms to its financial, tax and legal advisors (each of whom is subject to a similar obligation of confidentiality), and to any Governmental Entity or administrative agency to the extent necessary or advisable in compliance with Applicable Law and the rules of Nasdaq. The Stockholders’ Agent hereby agrees to be bound by the terms and conditions of the Confidentiality Agreement to the same extent as though the Stockholders’ Agent were a party thereto. With respect to the Stockholders’ Agent, as used in the Confidentiality Agreement, the term “Confidential Information” shall also include information relating to the Mergers or this Agreement received by the Stockholders’ Agent after the Closing or relating to the period after the Closing.
(b)    The Company shall not issue any press release or other public communications relating to the terms of this Agreement or the Transactions or use Parent’s name or refer to Parent directly or indirectly in connection with Parent’s relationship with the Company in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Parent, unless required by Applicable Law (in which event consultation with outside counsel and written notice to Acquirer shall first occur prior to any such disclosure) and except as reasonably necessary for the Company to obtain the Company Stockholder Approval and the other consents and approvals of the Company Stockholders and other third parties contemplated by this Agreement. Notwithstanding anything to the contrary contained herein or in the Confidentiality Agreement, Parent may make such other public communications regarding this Agreement or the Transactions as Parent may determine is reasonably appropriate.
5.4    Reasonable Best Efforts; Regulatory Approvals.
(a)    Each of the parties hereto agrees to use its reasonable best efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other Transactions, including the satisfaction of the respective conditions set forth in Article 6, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Mergers and the other Transactions.
(b)    As promptly as practicable after the Agreement Date, Parent and the Company shall execute and file, or join in the execution and filing of, any application, notification (including the provision of any required information in connection therewith) or other document that may be required under the HSR Act or any other foreign Applicable Law designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, the “Antitrust Laws”) in order to obtain the authorization, approval or consent of any Governmental Entity, or expiration or termination of the applicable waiting periods under such Antitrust Laws, that may be reasonably required, or that Parent may reasonably request to be made, in connection with the consummation of the Mergers and the other Transactions. Parent and the Company shall each use their respective reasonable best efforts to obtain, and to cooperate with each other to obtain promptly, all such authorizations, approvals, consents, expirations and terminations, and Parent and the Company shall each pay an equal share of any filing fees associated therewith.
(c)    Notwithstanding anything to the contrary contained herein, it is expressly understood and agreed that: (i) Parent shall not have any obligation to litigate or contest any Legal Proceeding challenging any of the Transactions as violative of any Antitrust Law and (ii) Parent shall be under no obligation to proffer, make proposals, negotiate, execute, carry out or submit to agreements or Orders providing for (A) the sale, transfer, license, divestiture, encumbrance or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets, categories of assets, operations or categories of operations of Parent or any of its Affiliates or of the Company, (B) the discontinuation of any product or service of Parent or any of its Affiliates or of the Company, (C) the licensing or provision of any technology, software or other Intellectual Property of Parent or any of its Affiliates or of the Company to any Person, (D) the imposition of any limitation or regulation on the ability of Parent or any of its Affiliates to freely conduct their business or own their respective assets, (E) the holding separate of the shares of Company Capital Stock or any limitation or regulation on the ability of Parent or any of its Affiliates to exercise full rights of ownership of the shares of Company Capital Stock or (F) any actions that are not conditions on the occurrence of the Closing (any one or more of the foregoing, an “Antitrust Restraint”).
(d)    Each of Parent and the Company shall promptly inform the other of any material communication between such party and any Governmental Entity regarding any of the Transactions. Subject to Applicable Law relating to the exchange of information, Parent shall have the right (i) to direct all matters with any Governmental Entity relating to the Transactions and (ii) to review in advance, and direct the revision of, any filing, application, notification or other document to be submitted by the Company to any Governmental Entity under any Antitrust Law; provided that, to the extent practicable, Parent shall consult with the Company and consider in good faith the views of the Company with respect to the information related to the Company that appears in any such filing, application, notification or other document. If Parent or any Affiliate of Parent receives any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to any of the Transactions, then Parent shall make or cause to be made, as soon as reasonably practicable, a response in compliance with such request. If the Company or any Affiliate of the Company receives any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to any of the Transactions, then the Company shall make or cause to be made, a response in compliance with such request. The Company shall not, without the prior written consent of Parent, (A) permit any of the Company’s Representatives to participate in any meeting with any Governmental Entity relating to the Transactions unless the Company consults with Parent in advance and, to the extent permitted by such Governmental Entity, grants Parent the opportunity to attend and lead the discussions at such meeting or (B) proffer, make proposals, negotiate, execute, carry out or submit to any agreements or Orders providing for any actions that would constitute an Antitrust Restraint; provided that the Company shall, if directed by Parent, agree to any such action that is conditioned on the consummation of the First Merger.
(e)    Parent shall cause Acquirer and Merger Sub to comply with their respective obligations under this Agreement.

5.5    Third-Party Consents; Notices; Confirmatory Assignments. The Company shall use all (A) commercially reasonable efforts to obtain prior to the Closing, and deliver to Acquirer at or prior to the Closing, all consents, waivers and approvals under each Contract listed or described on Schedule 2.3(b)(ii)(B) of the Company Disclosure Letter (and any Contract entered into after the Agreement Date that would have been required to be listed or described on Schedule 2.3(b)(ii)(B) of the Company Disclosure Letter if entered into prior to the Agreement Date); and (B) reasonable efforts to obtain prior to the Closing, and deliver to Acquirer at or prior to the Closing, executed confirmatory assignments of Intellectual Property, in a form reasonably satisfactory to Acquirer, from any of the Company’s past employees and independent contractors and consultants that have contributed to material Intellectual Property of the Company but not executed valid assignments of such Intellectual Property to the Company.
5.6    Litigation. The Company shall (i) notify Acquirer in writing promptly after learning of any Legal Proceeding initiated by or against it, or known by the Company to be threatened against the Company, or any of its directors, officers or employees or the Company Stockholders in their capacity as such (a “New Litigation Claim”), (ii) notify Acquirer of ongoing material developments in any New Litigation Claim and (iii) consult in good faith with Acquirer regarding the conduct of the defense of any New Litigation Claim.
5.7    Access to Information.
(a)    During the Pre-Closing Period, (i) the Company shall afford Parent, Acquirer and their Representatives, reasonable access during business hours to (A) the Company’s properties, personnel, books, Contracts and records and (B) all other information concerning the business, properties and personnel of the Company as Acquirer may reasonably request and (ii) the Company shall provide to Parent, Acquirer and their Representatives true, correct and complete copies of the Company’s (A) internal financial statements, (B) Tax Returns, Tax elections and all other records and workpapers relating to Taxes, (C) a schedule of any deferred intercompany gain or loss with respect to transactions to which the Company has been a party and (D) receipts for any Taxes paid to foreign Tax Authorities.
(b)    Subject to compliance with Applicable Law, from the Agreement Date until the earlier of the termination of this Agreement and the Closing, the Company shall confer from time to time as reasonably requested by Acquirer with one or more Representatives of Parent or Acquirer to discuss any material changes or developments in the operational matters of the Company and the general status of the ongoing operations of the Company.
(c)    No information or knowledge obtained by Parent or Acquirer during the pendency of the Transactions in any investigation pursuant to this Section 5.7 shall affect or be deemed to modify any representation, warranty, covenant, agreement, obligation or condition set forth herein.
(d)    Within 30 days following the Agreement Date, the Company shall deliver to Acquirer one or more DVDs or other digital media evidencing the documents that were Made Available, which shall indicate, for each document, the date that such document was first uploaded to the data room (the “Data Room DVD”) (provided prior to such delivery, the Company shall cause the data room hosting such documents to continue to be accessible to Acquirer).
5.8    Spreadsheet. The Company shall prepare and deliver to Acquirer, in accordance with Section 5.13, a spreadsheet (the “Spreadsheet”) in form and substance reasonably satisfactory to Acquirer, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information, as of immediately prior to the Closing:

(a)    (i) the Cash Consideration, (ii) the aggregate amount of Transaction Expenses that remain unpaid as of the First Effective Time (including any Transaction Expenses that will become payable after the First Effective Time with respect to services rendered or actions taken prior to the First Effective Time), together with a breakdown thereof, (iii) the Aggregate Exercise Price, (iv) the Cash Escrow Amount, (v) the Fully-Diluted Company Capital Stock Number, (vi) the Fully-Diluted Per Share Cash Consideration, (vii) the Fully-Diluted Per Share Stock Consideration, (viii) the Parent Stock Price, (ix) the Cash Percentage, (x) the Stock Percentage, (xi) the Cash Escrow Amount, (xii) the Stock Escrow Amount, (xiii) the Closing Cash Amount, (xiv) the Closing Indebtedness Amount, and (xv) the Closing Net Cash Amount;
(b)    the names of all the Converting Holders and their respective addresses and, where in the possession of the Company, taxpayer identification numbers;
(c)    the number, class and series of shares of Company Capital Stock held by, or subject to the Company Options held by, such Converting Holders and, in the case of outstanding shares, the respective certificate numbers, price at which such shares were originally acquired by such holder from the Company and the date of such acquisition and whether any of such shares are Unvested Company Shares;
(d)    the number of shares of Company Capital Stock subject to and the exercise price per share in effect for each Company Option;
(e)    for each Company Option that was early exercised, the Tax status of each such Company Option under Section 422 of the Code, the date of such exercise and the applicable exercise price;
(f)    the aggregate cash amounts and shares of Parent Common Stock payable and issuable, respectively, to each such Converting Holder pursuant to Section 1.3(a) (on a certificate-by-certificate or option-by-option basis and in the aggregate), the extent to which such consideration constitutes Restricted Merger Consideration and whether each Converting Holder will make an election pursuant to Section 83(b) of the Code with respect to any portion of such Converting Holder’s Restricted Merger Consideration;
(g)    the vesting status with respect to Company Options, the vesting status and schedule of Unvested Company Shares and terms of the Company’s rights to repurchase such Unvested Company Shares (including the per share repurchase price payable with respect thereto);
(h)    whether (yes/no) any Taxes are required to be withheld from the consideration that any Converting Holder is entitled to receive pursuant to Section 1.3(a) or any consideration to be contributed by such Converting Holder to the Escrow Fund (based on Applicable Law as of the year the Closing occurs and assuming no backup withholding is required);
(i)    each Converting Holder’s Pro Rata Share, and the amount of cash and number of shares of Parent Common Stock to be contributed by such Converting Holder to the Escrow Fund and the extent to which such consideration constitutes Restricted Merger Consideration and each Converting Holders’ Pro Rata Share of the Expense Fund;
(j)    an itemized list of each item of Company Debt, if any, together with a description of the nature of such Company Debt and the Person to whom such Company Debt is owed;
(k)    a funds flow memorandum showing: (1) the aggregate amount to be delivered by Acquirer to the Paying Agent at the Closing (including the amounts to be delivered pursuant to Section 1.4(a)(ii) and the amount of any Transaction Expenses that are to be paid following the Closing); (2) the amounts to be distributed by the Paying Agent to the Company’s legal counsel and other service providers in payment of any unpaid Transaction Expenses; and (3) wire transfer instructions for each payment referred to in clauses “(1)” through “(3)” above; and
(l)    the aggregate cash amounts payable to each Company Stockholder pursuant to Section 1.3(a)(i) in lieu of fractional shares of Parent Common Stock.
5.9    Expenses. Whether or not the First Merger or Second Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Transactions (including Transaction Expenses) shall be paid by the party incurring such expense
5.10    Employee Matters.
(a)    With respect to any employee of the Company who receives an offer of employment from Parent or one of its Affiliates, the Company shall assist Parent with its efforts to enter into an offer letter and confidential information and assignment agreement with such employee prior to the Closing Date. Each employee of the Company (excluding Key Employees) who formally accepts, in writing, an offer of continued employment with the Parent or an Affiliate of Parent prior to the Closing Date shall, for purposes of this Agreement, be known as a “Continuing Employee.” With respect to matters described in this Section 5.10, the Company will consult with Parent (and will consider in good faith the advice of Parent) prior to sending any notices or other communication materials to its employees.
(b)    Effective as of, and following, the Closing, Parent and its subsidiaries will provide credit for each Continuing Employee’s and Key Employee’s length of service with the Company (including any length of service with any subsidiary of the Company) for all purposes (including eligibility, vesting and benefit accrual) under each Parent Plan, except that such prior service credit will not be required (i) with respect to accrued benefits under any defined benefit pension plan, (ii) to the extent that it results in a duplication of benefits, or (iii) with respect to the vesting of awards under Parent’s equity compensation plans, if any.
(c)    Effective as of, and following, the Closing, to the extent permitted or required by applicable law, Parent will use commercially reasonable efforts to cause any Parent Plan in which any Continuing Employee and/or Key Employee participates that is a health or welfare benefit plan (collectively, “Parent Welfare Plans”) to (i) waive all limitations as to preexisting conditions, requirements for insurability, exclusions and service conditions with respect to participation and coverage requirements applicable to Continuing Employees and/or Key Employees (and their respective eligible dependents), (ii) honor any payments, charges and expenses of such Continuing Employees and/or Key Employees (and their respective eligible dependents) that were applied toward the deductible and out-of-pocket maximums under the corresponding Parent Plan in satisfying any applicable deductibles, out-of-pocket maximums or co-payments under a corresponding Parent Welfare Plan during the same plan year in which such payments, charges and expenses were made, and (iii) with respect to any medical plan, waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee and/or Key Employee following the Closing.
(d)    This Section 5.10 shall not operate to (a) duplicate any benefit provided to any Continuing Employee and/or Key Employee or to fund any such benefit, (b) be construed to mean the employment of the Continuing Employees and/or Key Employees is not terminable by Parent at will at any time, with or without cause, for any reason or no reason (other than as may be set forth in an employment agreement with the Continuing Employee or Key Employee, as applicable, or as required by Applicable Law) or (c) amend any ERISA plan or create any third party rights of causes of action for any person (including any employee representative, union, or labor organization), provided that, notwithstanding anything to the contrary herein, the Stockholders’ Agent, in his sole discretion, will have the rights to enforce the obligations of the Parent or its affiliates under this Section 5.10.
(e)    The Company shall ensure that there shall be no outstanding securities (other than shares of Company Preferred Stock with respect to the potential conversion thereof into shares of Company Common Stock), commitments or agreements of the Company immediately prior to the First Effective Time that purport to obligate the Company to issue any shares of Company Capital Stock or Company Options under any circumstances.
5.11    Termination of Benefit Plans. Effective as of the day immediately preceding the Closing Date, and contingent upon the Closing, the Company shall terminate all Company Employee Plans that are “employee benefit plans” within the meaning of ERISA, including any Company Employee Plans intended to include a Code Section 401(k) arrangement (unless Acquirer provides written notice to the Company no later than three Business Days prior to the Closing Date that such 401(k) plans shall not be terminated) and the Company Option Plan. The Company shall provide Acquirer with evidence that such Company Employee Plan(s) and the Company Option Plan have been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Board of Directors or any applicable committee thereof. The form and substance of such resolutions shall be subject to reasonable review and approval by Acquirer.
5.12    Parent RSUs.  Within two Business Days following the Closing Date the Continuing Employees will be awarded 45,966,445 Parent RSUs (the “Employee RSUs”) and up to an additional 766,107 Parent RSUs (the “New Hire RSUs”) by the compensation committee of Parent’s board of directors, which Employee RSUs and New Hire RSUs shall be allocated as determined by the Chief Executive Officer of the Company following consultation with Parent; provided, that (a) New Hire RSUs may only be allocated to individuals who are first hired by the Company during the Pre-Closing Period and (b) unless Parent consents thereto, any allocation of New Hire RSUs must be consistent with Parent’s new hire equity bands. The Employee RSUs will be subject to all of the terms and conditions set forth in the Plan, the recipient’s offer letter with Parent, a restricted stock unit agreement to be entered into between the recipients of such Employee RSUs and Parent setting forth vesting terms that are in accordance with Parent’s standard policies and Schedule 5.12. No Continuing Employee shall be deemed to be a third party beneficiary of this Section 5.12.
5.13    Certain Closing Certificates and Documents. The Company shall prepare and deliver to Acquirer a draft of the Spreadsheet not later than five Business Days prior to the Closing Date and a final version of the Spreadsheet to Acquirer not later than three Business Days prior to the Closing Date. Without limiting the foregoing or Section 5.7, the Company shall provide to Acquirer, together with the Spreadsheet, such supporting documentation, information and calculations as are reasonably necessary for Acquirer to verify and determine the calculations, amounts and other matters set forth in the Spreadsheet.
5.14    Tax Matters.
(a)    Each of Parent, Acquirer, the Stockholders’ Agent, the Company Securityholders and the Company shall cooperate fully, as and to the extent reasonably requested by any of the others, in connection with the filing of Tax Returns and any Legal Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such Legal Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Parent, Acquirer, the Company, the Stockholders’ Agent and the Company Securityholders agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority.
(b)    The Company shall cause each Company Securityholder to further agree, upon request, to use their reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the Transactions).
(c)    Parent, Acquirer, Merger Sub, and the Company shall use their reasonable efforts to cause the Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. None of Parent, Acquirer, Merger Sub, and the Company has taken or, after the Mergers, will take any action not expressly required or permitted by this Agreement that is reasonably likely to result in the Mergers failing to qualify as a “reorganization.” Each of Parent, Acquirer, Merger Sub, the Company and the Company Securityholders will report the Mergers and the other transactions contemplated by this Agreement in a manner consistent with the treatment of the Mergers as a “reorganization” unless otherwise required by any (i) Tax Authority or (ii) Applicable Law as a result of a breach by the other party hereto of this Section 5.14(c) or, solely with respect to the Company Securityholders, the failure of the last sentence of Section 3.5 to be true.
5.15    280G Stockholder Approval. Prior to the Closing Date (but in no event earlier than immediately following the execution of the Parachute Payment Waivers and in no event later than ten Business Days prior to the Closing Date), the Company shall submit to the Company Stockholders for approval (in a manner reasonably satisfactory to Acquirer), by such number of holders of Company Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments or benefits that may separately or in the aggregate, constitute “parachute payments” pursuant to Section 280G of the Code (“Section 280G Payments”) (which determination shall be made by the Company and shall be subject to review and approval by Acquirer, such approval not to be unreasonably withheld, conditioned or delayed), such that such payments and benefits shall not be deemed to be Section 280G Payments, and prior to the Closing, the Company shall deliver to Acquirer notification and documentation reasonably satisfactory to Acquirer that (a) a vote of the holders of Company Capital Stock was solicited in conformance with Section 280G and the regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to any payments or benefits that were subject to the stockholder vote (the “280G Stockholder Approval”) or (b) that the 280G Stockholder Approval was not obtained and as a consequence, that such payments or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the waivers of those payments or benefits that were executed by the affected individuals prior to the vote of the holders of Company Capital Stock pursuant to this Section 5.15.
5.16    Director and Officer Matters.
(a)    If the First Merger is consummated, then until the sixth anniversary of the Closing Date, Parent will cause the Final Surviving Corporation to fulfill and honor in all respects the obligations of the Company to its present and former directors and officers determined as of immediately prior to the First Effective Time (the “Company Indemnified Parties”) pursuant to indemnification agreements with the Company in effect on the Agreement Date and pursuant to the Certificate of Incorporation or the Bylaws, in each case, in effect on the Agreement Date (the “Company Indemnification Provisions”), with respect to claims arising out of acts or omissions in his or her capacity as a director or officer of the Company occurring at or prior to the First Effective Time that are asserted after the First Effective Time; provided that Parent’s and the Final Surviving Corporation’s obligations under this Section 5.16(a) shall not apply to (i)

any claim or matter that relates to a willful or intentional breach of a representation, warranty, covenant, agreement or obligation made by or of the Company in this Agreement or (ii) any claim based on a claim for indemnification made by an Indemnified Person pursuant to Article 8 (meaning such Company Indemnified Party will remain liable severally for such claim in his capacity as a Converting Holder). Notwithstanding anything to the contrary contained in the Company Indemnification Provisions, no Company Indemnified Party shall be entitled to coverage under any Parent director and officer insurance policy or errors and omission policy unless such Company Indemnified Party is separately eligible for coverage under such policy pursuant to Parent’s policies and procedures and the terms of such insurance policy.
(b)    Prior to the First Effective Time, the Company shall purchase tail insurance coverage (the “Tail Insurance Coverage”) for the Company Indemnified Parties in a form reasonably satisfactory to the Company and Acquirer, which shall provide the Company Indemnified Parties with coverage for six years following the Closing Date in an amount not less than the existing coverage and that shall have other terms not materially less favorable to the insured persons than the directors’ and officers’ liability insurance coverage maintained by the Company as of the Agreement Date. Parent shall cause the Final Surviving Corporation to maintain the Tail Insurance Coverage in full force and effect and continue to honor the obligations thereunder until the sixth anniversary of the Closing Date.
(c)    Section 5.17 (i) shall survive the consummation of the Mergers, (ii) is intended to benefit each Company Indemnified Party and their respective heirs, (iii) is in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have against Parent or the Final Surviving Corporation first arising after the earlier of the Closing Date and the termination of this Agreement by contract or otherwise, (iv) shall be binding on all successors and assigns of Parent and the Final Surviving Corporation, as applicable, and shall be enforceable by the Company Indemnified Parties, and (v) shall not be terminated or modified in such a manner as to adversely affect the rights of any Company Indemnified Party under this Section 5.17 without the written consent of such affected Company Indemnified Party; provided that recourse shall first be against the Tail Insurance Coverage until it is exhausted (provided it shall not be required to expend unreasonable efforts to collect under the Tail Insurance Coverage) before recovery against Parent shall take place.
(d)    During the Pre-Closing Period, Parent shall cause: (i) the number of members of its board of directors fixed by resolution of Parent’s board of directors (in accordance with Parent’s certificate of incorporation and bylaws) to be increased by one member; and (ii) the Chief Executive Officer of the Company to be appointed to fill the resulting vacancy, in each case, effective as of, and contingent upon, the First Effective Time.
(e)    Prior to the Effective Time, Parent shall take all such steps as may be required to cause any acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.
5.17    Securities Filings. Upon the terms and subject to the conditions set forth on Schedule 5.17, following the First Effective Time, Parent shall use its reasonable best efforts to cause to be filed an immediately effective Registration Statement on Form S-3 (the “Registration Statement”) registering the resale of the Stock Consideration. During the Pre-Closing Period, Parent and the Stockholders’ Agent shall use commercially reasonable efforts to negotiate and enter into a Registration Rights Agreement in form and substance mutually satisfactory to Parent and the Stockholders’ Agent reflecting the terms and conditions set forth on Schedule 5.17 (the “Registration Rights Agreement”). The Company shall use its reasonable best efforts to: (a) upon Parent’s request, assist Parent and its Representatives in the preparation of any audited historical and pro forma financial statements of the Company that may be required in connection with Parent’s SEC reporting obligations related to this Agreement or any of the Transactions (“Required Company Financials”) or the filing of the Registration Statement, (b) promptly furnish such information as Parent may reasonably request in connection with such financial statements, the Registration Statement, or related to the performance of Parent’s SEC reporting obligations relating to this Agreement or any of the Transactions; and (c) complete, execute, acknowledge and deliver, or use their reasonable best efforts to cause to be completed, executed, acknowledged and delivered by the appropriate Representatives of the Company or Company Securityholders, in each case, such questionnaires and other documents, certificates and instruments as may be reasonably requested by the Parent in connection with the filing of the Registration Statement or the financial statements or the performance of Parent’s SEC reporting obligations relating to this Agreement or any of the Transactions. Parent shall use its reasonable best efforts to cause the Required Company Financials to be filed with the SEC as promptly as reasonably practicable following their preparation.
5.18    Nasdaq Listing. Prior to the Closing, Parent shall file a Notification of Listing of Additional Shares (or such other form as may be required by Nasdaq) with Nasdaq with respect to the shares of Parent Common Stock to be issued in the First Merger and those required to be reserved for issuance in connection with the First Merger and shall use reasonable best efforts to cause such shares to be approved for listing before the Closing Date
ARTICLE 6
CONDITIONS TO THE MERGER
6.1    Conditions to Obligations of Each Party to Effect the First Merger. The respective obligations of each party hereto to consummate the Transactions shall be subject to the satisfaction or waiver in writing at or prior to the Closing of each of the following conditions:
(a)    Company Stockholder Approval. The Company Stockholder Approval shall have been duly and validly obtained.
(b)    Illegality. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of either Merger shall be in effect, and no Applicable Law or Order shall have been enacted, entered, enforced or deemed applicable to either Merger that makes the consummation of such Merger illegal.
(c)    Governmental Approvals. All filings with and approvals of any Governmental Entity in the Specified Jurisdictions required to be made or obtained in connection with the Transactions shall have been made or obtained and shall be in full force and effect and the applicable waiting period under the HSR Act and the other applicable Antitrust Laws in any of the jurisdictions described on Schedule 6.1(c) (such jurisdictions, collectively, the “Specified Jurisdictions”) shall have expired or early termination of such waiting period shall have been granted by the applicable Governmental Entity (the “Antitrust Condition”).
(d)    Private Placement or California Permit. Either (i) Acquirer determines that the issuance of shares of Parent Common Stock in the First Merger satisfies the requirements of the exemption from registration under Section 4(2) of, and Regulation D promulgated under, the Securities Act, or (ii) (A) the California Permit shall have been issued by the California Commissioner and (B) no stop order suspending the effectiveness of the California Permit or any part thereof shall have been issued and no Legal Proceeding for that purpose or other similar Legal Proceeding in respect of the California Permit shall have been initiated or threatened by the Department of Corporations of the State of California.
6.2    Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of the Company and may be waived by the Company in writing in its sole discretion without notice or Liability to any Person):
(a)    Representations, Warranties and Covenants. The representations and warranties of Parent, Acquirer and Merger Sub in this Agreement shall be true and correct on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of the Closing Date (except for representations and warranties that address matters only as to a specified date, which representations and warranties shall be true and correct as of such specified date as though made on and as of such date), except that: (i) in determining the truth and correctness of any such representations and warranties, any qualifications of such representations and warranties by reference to materiality shall be disregarded; and (ii) after giving effect to the preceding clause “(i),” the failure of any such representation or warranty to be so true and correct will be disregarded if the circumstances giving rise to all such failures of all representations and warranties to be so true and correct (considered collectively) do not constitute, and would not reasonably be expected to have, a material adverse effect on Parent’s, Acquirer’s and Merger Sub’s ability to consummate the Transactions. Parent, Acquirer and Merger Sub shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by Parent, Acquirer and Merger Sub at or prior to the Closing.
(b)    Receipt of Closing Deliveries. The Company shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(a).
(c)    Board of Directors Appointment. Acquirer shall have provided the Company with evidence, in form and substance reasonably satisfactory to the Company, that, effective as of the First Effective Time, the Chief Executive Officer of the Company shall be appointed as a member of Parent’s board of directors.
6.3    Additional Conditions to the Obligations of Acquirer. The obligations of Parent, Acquirer and Merger Sub to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of Parent, Merger Sub and Acquirer and may be waived by Acquirer (on behalf of itself, Merger Sub or Parent) in writing in its sole discretion without notice or Liability to any Person):
(a)    Representations, Warranties and Covenants. (i) The representations and warranties of the Company in this Agreement and in the Company Disclosure Letter shall be true and correct on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of the Closing Date (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct as of such specified date as though made on and as of such date), except that: (A) in determining the truth and correctness of any such representations and warranties, any qualifications of such representations and warranties by reference to materiality or Material Adverse Effect shall be disregarded; and (B) after giving effect to the preceding clause “(A),” the failure of any such representation or warranty to be so true and correct will be disregarded if the circumstances giving rise to all such failures of all representations and warranties to be so true and correct (considered collectively) do not constitute a Material Adverse Effect on the Company and (ii) the

representations and warranties of the Company contained in Section 2.2 (Capital Structure) and Section 2.3(a) (Authority) shall be true and correct in all material respects as of the Agreement Date and as of the Closing Date as though made on and as of each of such dates (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct in all material respects as of such specified date as though made on and as of such date). The Company shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by the Company at or prior to the Closing.
(b)    Receipt of Closing Deliveries. Acquirer shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(b).
(c)    Injunctions or Restraints on Conduct of Business. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition limiting or restricting Parent’s or Acquirer’s ownership, conduct or operation of the Business following the Closing pursuant to any Antitrust Law in any Specified Jurisdiction shall be in effect.
(d)    No Legal Proceedings. No Governmental Entity in any Specified Jurisdiction shall have commenced or overtly threatened any Legal Proceeding challenging or seeking the recovery of a material amount of damages in connection with the Mergers or the other Transactions, or seeking to prohibit or limit Parent’s or Acquirer’s ownership, conduct or operation of the Business following the Closing or the exercise by Parent or Acquirer of any material right pertaining to ownership of Equity Interests of the First Step Surviving Corporation or the Final Surviving Corporation.
(e)    No Material Adverse Effect. Since the Agreement Date, there shall not have occurred a Material Adverse Effect with respect to the Company that is continuing.
(f)    No Outstanding Securities. Other than shares of Company Capital Stock and Company Options, no Person shall have any Equity Interests of the Company, stock appreciation rights, stock units, share schemes, calls or rights, or shall be a party to any Contract of any character to which the Company or a Company Securityholder is a party or by which it or its assets is bound, obligating the Company or such Company Securityholder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or other rights to purchase or otherwise acquire any Equity Interests of the Company, whether vested or unvested.
(g)    Charter Amendment. The Company shall have delivered evidence reasonably satisfactory to Acquirer that it has validly amended its certificate of incorporation, in form and substance reasonably satisfactory to Acquirer, to provide for the treatment of Company Capital Stock provided for in this Agreement (including the contribution of a portion of the Merger Consideration to the Escrow Fund by the Company Stockholders) and to waive all notice and information requirements provided for thereunder in connection with the Transactions (other than such notice and information requirements as are required by Delaware Law or California Law irrespective of the contents of the Company’s certificate of incorporation) (the “Charter Amendment”).
(h)    Key Employees. No Key Employee shall have ceased to be employed by the Company and no action shall have been taken by any Key Employee to rescind such Key Employee’s Offer Letter or Non-competition Agreement.
(i)    Section 280G Matters. The Company shall have delivered to Acquirer the notification and evidence required by Section 5.15.

ARTICLE 7
TERMINATION
7.1    Termination. At any time prior to the Closing, this Agreement may be terminated and the Mergers abandoned by authorized action taken by the terminating party, whether before or after the Company Stockholder Approval is obtained:
(a)    by mutual written consent duly authorized by Acquirer and the Board of Directors of the Company;
(b)    by either Acquirer or the Company, by written notice to the other, if the Closing shall not have occurred on or before August 19, 2014 or such other date that Acquirer and the Company may agree upon in writing (the “Termination Date”); provided that (i) if, on August 19, 2014, a Specified Circumstance exists and each of the conditions set forth in Sections 6.1(a), 6.1(b) (other than with respect to the Specified Circumstance), 6.3(a), 6.3(b), 6.3(e), 6.3(f), 6.3(g), 6.3(h), or 6.3(i) is satisfied or has been validly waived (other than the conditions that, by their terms, are intended to be satisfied at the Closing, which conditions, as of August 19, 2014, only need to be capable of being satisfied at the Closing), then the Company may, by providing written notice thereof to Acquirer on or prior to August 19, 2014, extend the Termination Date to August 19, 2015 (the “Extended Termination Date”); and (ii) if, on August 19, 2014, a Specified Circumstance exists and each of the conditions set forth in Sections 6.2(a), 6.2(b) and 6.2(c) is satisfied or has been validly waived (other than the conditions that, by their terms, are intended to be satisfied at the Closing, which conditions, as of August 19, 2014, only need to be capable of being satisfied at the Closing), then Acquirer may, by providing written notice thereof to the Company on or prior to August 19, 2014, extend the Termination Date to August 19, 2015; provided, further, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party (X) whose breach of any covenant, agreement or obligation hereunder will have been the principal cause of, or will have directly resulted in, the failure of the Closing to occur on or before the Termination Date or (Y) whose breach of any covenant, agreement or obligation under Section 5.4(a), Section 5.4(b) or Section 5.4(d) will have been the principal cause of, or will have directly resulted in, the failure of the Closing to occur on or before the Extended Termination Date, as the case may be;
(c)    by either Acquirer or the Company, by written notice to the other, if any Order of a Governmental Entity of competent authority in any Specified Jurisdiction preventing the consummation of either Merger shall have become final and non-appealable;
(d)    by Acquirer, by written notice to the Company, if (i) the Company shall have breached any representation, warranty, covenant, agreement or obligation contained herein and such breach shall not have been cured within twenty Business Days (provided that during the last three months of the period ending on the Extended Termination Date, such cure period shall instead end on the Extended Termination Date) after receipt by the Company of written notice of such breach and, if not cured within such period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.3 to be satisfied (provided that no such cure period shall be available or applicable to any such breach that by its nature cannot be cured), (ii) the Company Stockholder Approval is not obtained or the Stockholder Agreement is not executed by each of the Consenting Stockholders within one hour following the execution of this Agreement or (iii) a Fairness Hearing Election shall have been made and the Company Stockholder Approval is not obtained within one Business Day following the receipt of the California Permit; or

(e)    by the Company, by written notice to Acquirer, if Acquirer shall have breached any representation, warranty, covenant, agreement or obligation contained herein and such breach shall not have been cured within twenty Business Days (provided that during the last three months of the period ending on the Extended Termination Date, such cure period shall instead end on the Extended Termination Date) after receipt by Acquirer of written notice of such breach and, if not cured within such period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.2 to be satisfied (provided that no such cure period shall be available or applicable to any such breach that by its nature cannot be cured).
7.2    Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no Liability on the part of Parent, Acquirer, Merger Sub, the Company or their respective officers, directors, stockholders or Affiliates; provided that (a) Section 5.3 (Confidentiality; Public Disclosure), Section 5.9 (Expenses), this Section 7.2 (Effect of Termination), Section 7.2 (Termination Fee), Article 9 (General Provisions) and any related definition provisions in or referenced in Exhibit A and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (b) nothing herein shall relieve any party hereto from Liability in connection with any willful breach of such party’s representations, warranties, covenants, agreements or obligations contained herein.
7.3    Termination Fee. In the event this Agreement is terminated (a) by the Company or Acquirer pursuant to Section 7.1(b) following the Extended Termination Date if, on the date of such termination (i) a Specified Circumstance exists, (ii) each of the conditions set forth in Sections 6.1(a), 6.1(b) (other than with respect to the Specified Circumstance), 6.3(a), 6.3(b), 6.3(e), 6.3(f), 6.3(g), 6.3(h), or 6.3(i) is satisfied or has been validly waived (other than the conditions that, by their terms, are intended to be satisfied at the Closing, which conditions, as of the date of such termination, only need to be capable of being satisfied at the Closing), and (iii) the Company has delivered to Acquirer written notice in which the Company has irrevocably waived the conditions to closing contained in each of Sections 6.1(b) and 6.1(c) and certified that it is ready and willing to close the First Merger (it being understood that if Acquirer wishes to terminate this Agreement in accordance with this Section 7.1(b), Acquirer shall notify the Company and provide the Company with a reasonable amount of time to deliver such certification prior to the termination by Acquirer); or (b) pursuant to Section 7.1(c) based on an Order arising as a result of a challenge by a Governmental Entity under any Antitrust Law in any Specified Jurisdiction, then Acquirer shall, within two Business Days after the date of such termination (such date, the “Termination Fee Due Date”), (i) pay or cause to be paid to the Company $1,000,000,000 in cash by wire transfer of same day funds (“Cash Termination Fee”) and (ii) in Acquirer’s sole discretion, either (A) pay or cause to be paid to the Company another $1,000,000,000 in cash by wire transfer of same day funds or (B) cause a number of shares of Parent Common Stock equal to $1,000,000,000 divided by the Parent Stock Price for Termination to be issued to the Company (“Stock Termination Fee” and collectively, the “Termination Fee”); provided, however, that in the event of a termination by Acquirer under Section 7.1(b) after the Extended Termination Date, Acquirer shall not be obligated to pay the Termination Fee under this Section 7.3 if the Company’s failure to perform any covenant or agreement in Section 5.4(a), Section 5.4(b) or Section 5.4(d) was the principal cause of, or directly resulted in, the failure of the Closing to occur on or before the Extended Termination Date. In the event that Acquirer is required to pay the Termination Fee and the Stock Termination Fee consists of shares of Parent Common Stock, Acquirer shall file an immediately effective registration statement under the Securities Act of 1933 for the Company’s resale of the shares of Parent Common Stock required to be delivered as part of the Termination Fee according to the terms and subject to the conditions set forth on Schedule 7.3. Notwithstanding any other provision of this Agreement to the contrary, the Company’s sole and exclusive remedy if either Acquirer or the Company terminates this Agreement pursuant to Section 7.1(b) after the Extended Termination Date or Section 7.1(c), shall be receipt of the Termination Fee in accordance with the terms hereof, and upon Acquirer’s or the Company’s termination of this Agreement pursuant to Section 7.1(b) after the Extended Termination Date or Section 7.1(c) and receipt of the Termination Fee, the Company shall be precluded from any other remedy against Parent, Acquirer and their respective Affiliates at law or in equity or otherwise. Parent and the Company acknowledge that the agreements contained in this Section 7.3 are an integral part of the Agreement and the Transactions and that, without these agreements, neither (x) any of Parent, Acquirer or Merger Sub, on the one hand, nor (y) the Company, on the other hand, would enter into this Agreement. In the event that Parent shall fail to pay the Termination Fee required pursuant to this Section 7.3 when due, such Termination Fee, as the case may be, shall accrue interest (based on the aggregate value thereof) for the period commencing on the date such Termination Fee became past due, at the rate of interest per annum equal to the “Prime Rate” as set forth on the date such payment became past due in The Wall Street Journal “Money Rates” column. In addition, if Acquirer shall fail to pay such Termination Fee when due, Acquirer shall also pay to the Company, as applicable, all of the Company’s costs and expenses (including attorneys’ fees) incurred by such other party in connection with efforts to collect such Termination Fee.
ARTICLE 8
ESCROW FUND AND INDEMNIFICATION
8.1    Escrow Fund.
(a)    At the First Effective Time, Acquirer shall withhold the Cash Escrow Amount and the Stock Escrow Amount from the Merger Consideration and shall deposit the Cash Escrow Amount and the Stock Escrow Amount with U.S. Bank, N.A. (or another institution selected by Acquirer and reasonably satisfactory to the Company) as escrow agent (the “Escrow Agent”) (the aggregate amount of cash and shares of Parent Common Stock so held in escrow from time to time, together with any interest and other income earned on such cash and any non-taxable stock dividends declared and paid in respect of such shares, the “Escrow Fund”), which Escrow Fund shall be governed by this Agreement and the Escrow Agreement. The Escrow Fund shall constitute security for the benefit of Acquirer (on behalf of itself or any other Indemnified Person) with respect to any Indemnifiable Damages pursuant to the indemnification, compensation and reimbursement obligations of the Converting Holders under this Article 8. Subject to any early payouts in accordance with the terms of this Agreement and the Escrow Agreement, the Escrow Agent shall hold the Escrow Fund until 11:59 p.m. Pacific time on the first anniversary of the Closing Date (the “Escrow Release Date”). Except to the extent there is a cancellation of shares of Parent Common Stock held in the Escrow Fund in connection with Indemnifiable Damages, shares of Parent Common Stock held in the Escrow Fund shall be treated by Acquirer as issued and outstanding stock of Parent, and the Company Stockholders shall be entitled to exercise voting rights and to receive dividends with respect to such shares (other than non-taxable stock dividends, which shall be withheld by Parent and included as part of the Escrow Fund). The Converting Holders shall not receive interest or other earnings on the shares of Parent Common Stock (other than as set forth in the immediately preceding sentence) in the Escrow Fund. Parent or Acquirer shall be treated as the owner of the Cash Escrow Amount for Tax purposes and shall report all income earned by the Cash Escrow Amount while such amount remains in the Escrow Fund. Neither the Escrow Fund (including any portion thereof) nor any beneficial interest therein may be pledged, subjected to any Encumbrance, sold, assigned or transferred by any Converting Holder or be taken or reached by any legal or equitable process in satisfaction of any debt or other Liability of any Converting Holder, in each case prior to the distribution of the Escrow Fund to any Converting Holder in accordance with Section 8.1(b) or Section 8.1(c), except that each Converting Holder shall be entitled to assign such Converting Holder’s rights to any amounts or shares of Parent Common Stock to be released from the Escrow Fund by will, by the laws of intestacy or by other operation of law.

(b)    Within five Business Days following the Escrow Release Date, Acquirer and the Stockholders’ Agent shall, subject to Section 8.1(d) and the terms of the Re-Vesting Agreements, deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to:
(i)    deliver to the Paying Agent for further distribution to each applicable Converting Holder, with respect to each share of Outstanding Company Capital Stock (other than Disregarded Shares) held by such Converting Holder, an amount equal to (A) the amount by which the cash amount held in the Escrow Fund exceeds the Cash Percentage of the amount that is determined, in the reasonable judgment of Acquirer, to be necessary to satisfy all unsatisfied or disputed claims for indemnification, compensation or reimbursement specified in any Claim Certificate delivered to the Stockholders’ Agent prior to the Escrow Release Date in accordance with this Article 8 (each an “Unresolved Claim,” and the amount Acquirer reasonably determines to be necessary to satisfy all Unresolved Claims, the “Retained Escrow Amount”), multiplied by (B) the Specified Fraction with respect to such share of Outstanding Company Capital Stock; and
(ii)    deliver to the Transfer Agent, for distribution in book entry form to each applicable Converting Holder, with respect to each share of Outstanding Company Capital Stock (other than Disregarded Shares) held by such Converting Holder, the fraction of a share of Parent Common Stock equal to (A) the number of shares of Parent Common Stock by which (1) the number of shares of Parent Common Stock remaining in the Escrow Fund exceeds (2) the number of shares of Parent Common Stock having a value equal to the Stock Percentage of the Retained Escrow Amount, multiplied by (B) the Specified Fraction with respect to such share of Outstanding Company Capital Stock. The per share value of any shares of Parent Common Stock retained in the Escrow Fund to cover Unresolved Claims in accordance with this Section 8.1(b) or Section 8.1(c) shall be equal to the Specified Price.
(c)    Within five Business Days following the resolution or satisfaction of any Unresolved Claim (including the release from the Escrow Fund of any amount owed to any Indemnified Person in connection with the resolution of such Unresolved Claim), Acquirer and the Stockholders’ Agent shall, subject to Section 8.1(d) and the terms of the Re-Vesting Agreements, deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to:
(i)    deliver to the Paying Agent for further distribution to each applicable Converting Holder, with respect to each share of Outstanding Company Capital Stock (other than Disregarded Shares) held by such Converting Holder, an amount equal to (A) the amount by which the cash amount held in the Escrow Fund exceeds the Cash Percentage of the amount (the “Remaining Unresolved Claim Amount”) that is determined, in the reasonable judgment of Acquirer, to be necessary to satisfy all remaining Unresolved Claims, multiplied by (B) the Specified Fraction with respect to such share of Outstanding Company Capital Stock; and
(ii)    deliver to the Transfer Agent, for distribution in book entry form to each applicable Converting Holder, with respect to each share of Outstanding Company Capital Stock (other than Disregarded Shares) held by such Converting Holder, the fraction of a share of Parent Common Stock equal to (A) the number of shares of Parent Common Stock by which (1) the number of shares of Parent Common Stock remaining in the Escrow Fund exceeds (2) the number of shares of Parent Common Shares having a value equal to the Stock Percentage of the Remaining Unresolved Claim Amount, multiplied by (B) the Specified Fraction with respect to such share of Outstanding Company Capital Stock.

(d)    The number of shares of Parent Common Stock to be released from the Escrow Fund for distribution to a Converting Holder shall be rounded down to the nearest whole share and computed after aggregating all shares of Parent Common Stock to be distributed to such Converting Holder. The amount of cash to be released from the Escrow Fund and distributed by the Payment Agent or Acquirer to a Converting Holder shall be rounded to the nearest cent after aggregating all cash amounts to be distributed to such Converting Holder by the Payment Agent or Acquirer, as applicable.
(e)    Shares of Parent Common Stock recovered from the Escrow Fund by Acquirer in satisfaction of indemnification claims shall be deemed to have a value equal to the Specified Price.
8.2    Indemnification.
(a)    Subject to the limitations set forth in this Article 8, from and after the Closing, the Converting Holders shall, severally (according to their respective Pro Rata Shares) but not jointly, indemnify and hold harmless Parent, Acquirer, Merger Sub, the Company, the First Step Surviving Corporation, the Final Surviving Corporation and their respective officers, directors, agents and employees, and each Person, if any, who controls or may control Parent within the meaning of the Securities Act (each of the foregoing being referred to individually as an “Parent Indemnified Person” and collectively as “Parent Indemnified Persons”) from and against, and shall compensate and reimburse each Indemnified Person for, any and all Indemnifiable Damages directly or indirectly, whether or not due to a Third-Party Claim, arising out of, resulting from or in connection with the following (the “Parent Indemnifiable Matters”):
(i)    any failure of any representation or warranty made by the Company herein or in the Company Disclosure Letter (including any exhibit or schedule of the Company Disclosure Letter it being understood that any statements in the Company Disclosure Letter to the effect that “Parent/Acquirer agrees the Company will not be in breach for failure to disclose” will be binding on the Parent Indemnified Persons) to be true and correct (A) as of the Agreement Date (except in the case of representations and warranties that by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date or dates) or (B) as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties that by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date or dates) (in the case of each of clauses “(A)” and “(B)”, without giving effect to (x) any update of or modification to the Company Disclosure Letter made or purported to have been made on or after the date of this Agreement or (y) any materiality, “Material Adverse Effect” or similar standards or qualifications limiting the scope of such representation or warranty);
(ii)    any failure of any certification, representation or warranty made by the Company in the Company Closing Certificate delivered to Parent or Acquirer to be true and correct as of the date such certificate is delivered to Parent or Acquirer;
(iii)    regardless of the disclosure of any matter set forth in the Company Disclosure Letter, any breach of, or default in connection with, any of the covenants, agreements or obligations made by the Company herein;
(iv)    regardless of the disclosure of any matter set forth in the Company Disclosure Letter, any inaccuracies in the Spreadsheet;
(v)    regardless of the disclosure of any matter set forth in the Company Disclosure Letter, any payments made with respect to Dissenting Shares to the extent that such payments, in the aggregate, exceed the value of the portion of the Merger Consideration that otherwise would have been payable or issuable (based on the Specified Price) pursuant to Section 1.3(a) upon the exchange of such Dissenting Shares, and any interest, costs, expenses and fees incurred by any Indemnified Person in connection with the exercise of any dissenters’ or appraisal rights; and
(vi)    regardless of the disclosure of any matter in the Company Disclosure Letter, any claims by (A) any then-current or former holder or alleged then-current or former holder of any Equity Interests of the Company (including any predecessors), arising out of, resulting from or in connection with such Person’s status or alleged status as a holder of Equity Interests of the Company (including any predecessors) at any time at or prior to the Closing, or (B) any Person to the effect that such Person is entitled to any Equity Interest or any payment in connection with the Transactions other than as specifically set forth on the Spreadsheet.
(b)    Subject to the limitations set forth in this Article 8, from and after the Closing, Parent shall indemnify and hold harmless the Converting Holders (and if applicable, their respective officers, directors, agents and employees, and each Person, if any, who controls or may control any Converting Holder within the meaning of the Securities Act) (each of the foregoing being referred to individually as a “Holder Indemnified Person” and collectively as “Holder Indemnified Persons”) from and against, and shall compensate and reimburse each Holder Indemnified Person for, any and all Indemnifiable Damages directly or indirectly, whether or not due to a Third-Party Claim, arising out of, resulting from or in connection with the following (the “Holder Indemnifiable Matters”):
(i)    any failure of any Parent Special Representations to be true and correct (A) as of the Agreement Date or (B) as of the Closing Date as though such representation or warranty were made as of the Closing Date (in the case of each of clauses “(A)” and “(B)”, without giving effect to any materiality, “Material Adverse Effect” or similar standards or qualifications limiting the scope of such representation or warranty); and
(ii)    any failure of any certification, representation or warranty made by Parent in the Parent and Acquirer Closing Certificate delivered to the Company that are within the scope of those covered in the Parent Special Representations to be true and correct as of the date such certificate is delivered to the Company.
(c)    An “Indemnified Person” means a Parent Indemnified Person or Holder Indemnified Person, as applicable. An “Indemnifying Person” means a Converting Holder or either Parent or Acquirer, as applicable.
(d)    Knowledge standards or qualifications, and qualifications or requirements that a matter be or not be “reasonably expected” or “reasonably likely” to occur in any representation, warranty, covenant, agreement or obligation shall only be taken into account in determining whether a breach of or default in connection with such representation, warranty, covenant, agreement or obligation (or failure of any representation or warranty to be true and correct) exists and shall not be taken into account in determining the amount of any Indemnifiable Damages with respect to such breach, default or failure to be true and correct.
8.3    Indemnifiable Damage Threshold; Other Limitations.
(a)    Notwithstanding anything to the contrary contained herein, no Parent Indemnified Person may make a claim against the Escrow Fund in respect of any claim for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in clauses “(i)” and “(ii)” of Section 8.2(a)

(other than any failure of any of the Company Special Representations to be true and correct as aforesaid) unless and until a Claim Certificate (together with any other delivered Claim Certificates) describing Indemnifiable Damages in an aggregate amount greater than $10,000,000 (the “Aggregate Deductible”) has been delivered, in which case the Parent Indemnified Person may make claims for indemnification, compensation and reimbursement and may recover all Indemnifiable Damages in excess of the amount of the Aggregate Deductible (provided that no recovery may actually be made until claims for Indemnifiable Damages under clauses “(i)” and “(ii)” of Section 8.2(a) resolved in favor of Parent Indemnified Persons exceed the Aggregate Deductible). The Aggregate Deductible shall not apply to any other Indemnifiable Damages.
(b)    Subject to Section 8.3(c), if the First Merger is consummated, recovery from the Escrow Fund shall constitute the sole and exclusive remedy for the indemnity obligations of each Converting Holder under this Agreement for Indemnifiable Damages arising out, resulting from or in connection with of any of the matters listed in: (i) clause “(i)” or clause “(ii)” of Section 8.2(a) (except (A) in the case of intentional fraud by or on behalf of the Company under this Agreement and (B) any failure of any of the representations and warranties contained in Section 2.2 (Capital Structure) or Section 2.3(a) (Authority) or the representations and warranties of the Company contained in any Closing Certificate delivered to Parent or Acquirer that are within the scope of those covered in Section 2.2 or Section 2.3(a) (collectively, the “Company Special Representations”) to be true and correct as aforesaid), (ii) clause “(iii)” of Section 8.2(a) (other than with respect to any intentional breach or default), and (iii) clause “(vi)” of Section 8.2(a). In the case of claims for Indemnifiable Damages arising out of, resulting from or in connection with (i) intentional fraud by or on behalf of the Company under this Agreement, (ii) any failure of any of the Special Representations to be true and correct as aforesaid, (iii) any of the matters set forth in clause “(iii)” (solely with respect to any intentional breach or default), clause “(iv)” or clause “(v)” of Section 8.2(a) (collectively, “Fundamental Matters”), after Indemnified Persons have exhausted or made claims upon all amounts of cash or all shares of Parent Common Stock held in the Escrow Fund (after taking into account all other claims for indemnification, compensation or reimbursement from the Escrow Fund made by Indemnified Persons) (it being understood that recovery for all Company Indemnifiable Matters shall first be sought from the Escrow Fund), each Converting Holder shall have Liability for such Converting Holder’s Pro Rata Share of the amount of any Indemnifiable Damages resulting therefrom; provided that such liability shall be limited to an amount equal to such Converting Holder’s Pro Rata Share of the aggregate value of the Merger Consideration (inclusive of such Converting Holder’s Pro Rata Share of the aggregate value of the Escrow Fund) (it being understood that, for purposes of determining the aggregate value of the Stock Consideration, each share of Parent Common Stock shall be valued at the Specified Price); provided, further, that such limitation of liability shall not apply to a Converting Holder in the case of (x) intentional fraud by or on behalf of such Converting Holder or (y) intentional fraud by or on behalf of the Company in which such Converting Holder participated or had actual knowledge. In the case of claims for Indemnifiable Damages arising out of, resulting from or in connection with (i) intentional fraud by or on behalf of Parent, Acquirer or Merger Sub under this Agreement or (ii) any failure of the representations and warranties contained in Section 3.2(a) (Authority), Section 3.3 (Issuance of Shares) or Section 3.5 (No Prior Merger Sub Operations) or the representations and warranties of Parent, Acquirer or Merger Sub contained in the Parent and Acquirer Closing Certificate delivered to the Company that are within the scope of those covered in Section 3.2(a), Section 3.3 or Section 3.5 (collectively, the “Parent Special Representations”) to be true and correct as aforesaid), Parent shall have Liability for the amount of any Indemnifiable Damages resulting therefrom; provided that in the case of the immediately foregoing clause “(ii)” only, such liability shall be limited to an amount equal to the aggregate value of the Merger Consideration (it being understood that, for purposes of determining the aggregate value of the Stock Consideration, each share of Parent Common Stock shall be valued at the Specified Price).

(c)    The amounts that an Indemnified Person recovers from the Escrow Fund pursuant to Fundamental Matters shall not reduce the amount that an Indemnified Person may recover with respect to claims that are not Fundamental Matters. By way of illustration and not limitation, assuming there are no other claims for indemnification, in the event that Indemnifiable Damages resulting from a Fundamental Matter are first satisfied from the Escrow Fund and such recovery fully depletes the Escrow Fund, the maximum amount recoverable by an Indemnified Person pursuant to a subsequent claim that is not a Fundamental Matter shall continue to be $600,000,000 irrespective of the fact that the Escrow Fund was used to satisfy such Fundamental Matter, such that the amount recoverable for such two claims would be the same regardless of the chronological order in which they were made.
(d)    Notwithstanding anything to the contrary contained in this Agreement, (i) no Converting Holder will have any right of indemnification, contribution or right of advancement from Parent, the First Step Surviving Corporation, the Final Surviving Corporation or any other Indemnified Person with respect to any Indemnifiable Damages claimed by any Indemnified Person for which such Converting Holder is liable in its capacity as a Converting Holder and (ii) the rights and remedies of the Indemnified Persons after the First Effective Time shall not be limited by any waiver of any condition to the Closing related thereto. The Company and the Stockholders’ Agent (on behalf of the Converting Holders) hereby agree that: (A) the Indemnified Persons’ rights to indemnification, compensation and reimbursement contained in this Article 8 relating to the representations, warranties, covenants and obligations of the Company or the Stockholders’ Agent are part of the basis of the bargain contemplated by this Agreement; and (B) such representations, warranties, covenants and obligations, and the rights and remedies that may be exercised by the Indemnified Persons with respect thereto, shall not be waived, limited or otherwise affected by or as a result of (and the Indemnified Persons shall be deemed to have relied upon such representations, warranties, covenants or obligations notwithstanding) any knowledge on the part of any of the Indemnified Persons or any of their Representatives, regardless of whether obtained through any investigation by any Indemnified Persons or any Representative of any Indemnified Persons or through disclosure by the Company (other than such disclosures included in the applicable part of the Company Disclosure Letter relating to such representation, warranty or covenant) or any other Person, and regardless of whether such knowledge was obtained before or after the execution and delivery of this Agreement.
(e)    All Indemnifiable Damages shall be calculated net of the amount of any actual recoveries actually received by an Indemnified Person prior to the Escrow Release Date under any existing insurance policies and contractual indemnification or contribution provisions (in each case, calculated net of any actual collection costs and reserves, expenses, deductibles or premium adjustments or retrospectively rated premiums (as determined in good faith by an Indemnified Person) incurred or paid to procure such recoveries) in respect of any Indemnifiable Damages suffered, paid, sustained or incurred by any Indemnified Person; provided that no Indemnified Person shall have any obligation to seek to obtain or continue to pursue any such recoveries.
(f)    Without limiting in any way whatsoever any of Parent’s, Acquirer’s, Merger Sub’s or any other Person’s rights with respect to claims based upon intentional fraud, Parent and Acquirer acknowledges and agrees (on behalf of all Parent Indemnified Persons) that the representations and warranties of the Company set forth in Article 2, the Company Disclosure Letter, and any certificate, agreement, document, schedule or instrument delivered by or on behalf of the Company pursuant to this Agreement or any other Transaction Document are the only representations and warranties made by or on behalf of the Company in connection with the transactions contemplated by this Agreement.
(g)    Following the Closing, except in the event of intentional fraud (other than intentional fraud to the extent such intentional fraud is by or on behalf of the Company under this Agreement) (i) this

Article 8 shall constitute the sole and exclusive remedy for recovery of monetary Indemnifiable Damages by the Parent Indemnified Persons and Holder Indemnified Persons for all Company Indemnifiable Matters and Parent Indemnifiable Matters, respectively, under this Agreement (which means, for example, that the survival periods and liability limits set forth in this Article 8 shall control notwithstanding any statutory or common law provisions or principles to the contrary), and (ii) all applicable statutes of limitations or other claims periods with respect to claims for Indemnifiable Damages shall be shortened to the applicable claims periods and survival periods set forth herein; provided, however, that for clarity, nothing in this Agreement shall limit the rights or remedies of Indemnified Person in connection with any claims seeking injunctive relief or specific performance.
8.4    Period for Claims. Except as otherwise set forth in this Section 8.4 and in the case of claims alleging intentional fraud by or on behalf of the Company under this Agreement, the period during which claims for Indemnifiable Damages may be made (the “Claims Period”) against the Escrow Fund for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in clauses “(i)” and “(ii)” and “(iii)” (as to non-intentional breaches or defaults) of Section 8.2(a) (other than with respect to any of the Special Representations) shall commence at the Closing and terminate at 11:59 p.m. Pacific time on the Escrow Release Date. The Claims Period for Indemnifiable Damages arising out of, resulting from or in connection with the other matters listed in Section 8.2(a), consisting of claims alleging (i) intentional fraud by or on behalf of the Company under this Agreement, and (ii) any failure of any of the Company Special Representations to be true and correct, shall commence at the Closing and terminate at 11:59 p.m. Pacific time on the date that is 30 days following the expiration of the applicable statute of limitations. The Claims Period for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in Section 8.2(b), consisting of claims alleging (i) intentional fraud by or on behalf of Parent, Acquirer or Merger Sub under this Agreement, and (ii) any failure of any of the Parent Special Representations to be true and correct, shall commence at the Closing and terminate at 11:59 p.m. Pacific time on the date that is 30 days following the expiration of the applicable statute of limitations. Notwithstanding anything to the contrary contained herein, such portion of the Escrow Fund on the Escrow Release Date as in the reasonable judgment of Acquirer may be necessary to satisfy any Unresolved Claims shall remain in the Escrow Fund until such claims for Indemnifiable Damages have been resolved or satisfied in accordance with Section 8.1(b). The availability of the Escrow Fund to indemnify, compensate or reimburse the Indemnified Persons will be determined without regard to any right to indemnification that any Converting Holder may have in his or her capacity as an officer, director, employee or agent of the Company and no such Converting Holder will be entitled to any indemnification from the Company, the First Step Surviving Corporation or the Final Surviving Corporation for amounts paid for indemnification, compensation or reimbursement under this Article 8 in such Person’s capacity as a Converting Holder.
8.5    Claims.
(a)    From time to time during the Claims Period, Acquirer or the Stockholders’ Agent, as applicable, may deliver to the Stockholders’ Agent or Acquirer, as applicable, one or more certificates signed by any officer of Acquirer or by the Stockholders’ Agent (each, a “Claim Certificate”):
(i)    stating that an Indemnified Person has incurred, paid, reserved or accrued, or reasonably believes that it could reasonably be expected to incur, pay, reserve or accrue, Indemnifiable Damages (or that with respect to any Tax matters, that any Tax Authority reasonably may raise such matter in audit of such Indemnified Person or its Affiliates, that could give rise to Indemnifiable Damages);

(ii)    stating the amount of such Indemnifiable Damages (which, in the case of Indemnifiable Damages not yet incurred, paid, reserved or accrued, may be the maximum amount reasonably believed by Acquirer or the Stockholders’ Agent, as applicable, could reasonably be expected to be incurred, paid, reserved, accrued or demanded by a third party) (the amount of such Indemnifiable Damages, which may be adjusted by Acquirer or the Stockholders’ Agent, as applicable, from time to time following investigation into the matters therein by written notice to the Stockholders’ Agent or Acquirer, as applicable, the “Claimed Amount”); and
(iii)    specifying in reasonable detail (based upon the information then possessed by Acquirer or the Stockholders’ Agent, as applicable,) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related.
(b)    No delay in providing such Claim Certificate within the applicable Claims Period shall affect an Indemnified Person’s rights hereunder (except to the extent that such failure materially prejudices the Indemnifying Person in terms of the amount of Indemnifiable Damages such Indemnifying Person is liable to indemnify the Indemnified Person for).
8.6    Resolution of Objections to Claims.
(a)    If the Stockholders’ Agent or Acquirer, as applicable, does not contest, by written notice to Acquirer or the Stockholders’ Agent, as applicable, any claim or claims by Acquirer or the Stockholders’ Agent, as applicable, made in any Claim Certificate within the 30-day period following receipt of the Claim Certificate, then: (X) in the case of a claim by Acquirer, (i) Acquirer and the Stockholders’ Agent shall, within 10 days following the end of such period, deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to (A) release from the Escrow Fund to Acquirer an amount in cash equal to the Cash Percentage of the Claimed Amount with respect to such Claim Certificate, and (B) deliver to the Transfer Agent for cancellation a number of shares of Parent Common Stock from the Escrow Fund having a total value equal to the Stock Percentage of such Claimed Amount (rounded to the nearest whole share); and (ii) if the cash and shares held in the Escrow Fund are insufficient to cover the full amount of such Indemnifiable Damages, then, subject to the limitations contained in Section 8.3, each Converting Holder shall pay such Converting Holder’s Pro Rata Share of such shortfall to the applicable Indemnified Person; and (Y) in the case of a claim by the Stockholders’ Agent, Parent or Acquirer shall pay the Claimed Amount to the Holder Indemnified Persons. The per share value of any shares of Parent Common Stock cancelled to satisfy any claims in a Claim Certificate under this Article 8 shall be equal to the Specified Price.
(b)    If the Stockholders’ Agent or Acquirer, as applicable, objects in writing to any claim or claims by Acquirer or the Stockholders’ Agent, as applicable, made in any Claim Certificate within the 30-day period set forth in Section 8.6(a), Acquirer and the Stockholders’ Agent shall attempt in good faith for 60 days after Acquirer’s or the Stockholders’ Agents’, as applicable, receipt of such written objection to resolve such objection. If Acquirer and the Stockholders’ Agent shall so agree, a memorandum setting forth such agreement shall be prepared and signed by both Acquirer and the Company (the amount determined to be owed to the Indemnified Persons and set forth in such memorandum, the “Stipulated Amount”) and: (X) in the case of a claim by Acquirer, (i) Acquirer and the Stockholders’ Agent shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to: (A) release from the Escrow Fund to Acquirer an amount in cash equal to the Cash Percentage of the Stipulated Amount, and (B) deliver to the Transfer Agent for cancellation a number of shares of Parent Common Stock from the Escrow Fund having a total value equal to the Stock Percentage of such Stipulated Amount (rounded to the nearest whole share), and (ii) if the cash and shares held in the Escrow Fund are insufficient to cover the full Stipulated Amount, then, subject to the limitations contained in Section 8.3, each Converting Holder shall pay such Converting Holder’s Pro Rata Share of such shortfall to the applicable Indemnified Person; and (Y) in the case of a claim by the Stockholders’ Agent, Parent or Acquirer shall pay the Stipulated Amount to the Holder Indemnified Persons.
(c)    If no such agreement can be reached during the 60-day period for good faith negotiation set forth in Section 8.6(a), but in any event upon the expiration of such 60-day period, either Acquirer or the Stockholders’ Agent may bring an arbitration in accordance with the terms of Section 9.11 to resolve the matter. The decision of the arbitrator as to the validity and amount of any claim in such Claim Certificate shall be non-appealable, binding and conclusive upon the parties hereto and the Converting Holders (the amount determined by the arbitrator to be owed to the Indemnified Persons, the “Award Amount”), and: (X) in the case of a claim by Acquirer, (i) Acquirer and the Stockholders’ Agent shall, within three Business Days following the date of such decision, deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to: (A) release from the Escrow Fund to Acquirer an amount in cash equal to the Cash Percentage of the Award Amount, and (B) deliver to the Transfer Agent for cancellation a number of shares of Parent Common Stock from the Escrow Fund having a total value equal to the Stock Percentage of such Award Amount (rounded to the nearest whole share), and (ii) if the cash and shares held in the Escrow Fund are insufficient to cover the full Award Amount, then, subject to the limitations contained in Section 8.3, each Converting Holder shall pay such Converting Holder’s Pro Rata Share of such shortfall to the applicable Indemnified Person; and (Y) in the case of a claim by the Stockholders’ Agent, Parent or Acquirer shall pay the Award Amount to the Holder Indemnified Persons.
(d)    Judgment upon any determination of an arbitrator may be entered in any court having jurisdiction. For purposes of this Section 8.6(d), in any suit hereunder in which any claim or the amount thereof stated in the Claim Certificate is at issue, Acquirer shall be deemed to be the prevailing party unless the arbitrator determines in favor of the Stockholders’ Agent (on behalf of the Converting Holders) with respect to more than one-half of the amount in dispute, in which case the Converting Holders shall be deemed to be the prevailing party. The non-prevailing party (with respect to the Stockholders’ Agent, the Stockholders’ Agent on behalf of the Converting Holders) to an arbitration shall pay its own expenses and the expenses and the fees and expenses of the prevailing party, including attorneys’ fees and costs, reasonably incurred in connection with such suit.
8.7    Stockholders’ Agent.
(a)    At the Closing, Fortis Advisors LLC, a Delaware limited liability company, shall be constituted and appointed as the Stockholders’ Agent. The Stockholders’ Agent shall be the agent and true and lawful attorney-in-fact for and on behalf of the Converting Holders to: (i) execute, as Stockholders’ Agent, this Agreement and any agreement or instrument entered into or delivered in connection with the Transactions, (ii) give and receive notices, instructions and communications permitted or required under this Agreement, or any other agreement, document or instrument entered into or executed in connection herewith, for and on behalf of any Converting Holder, to or from Acquirer (on behalf of itself or any other Indemnified Person) relating to this Agreement or any of the Transactions and any other matters contemplated by this Agreement or by such other agreement, document or instrument (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by each Converting Holder individually), (iii) review, negotiate and agree to and authorize Acquirer to reclaim an amount of cash or shares of Parent Common Stock in the Escrow Fund in satisfaction of claims asserted by Acquirer (on behalf of itself or any other Indemnified Person, including by not objecting to such claims) pursuant to this Article 8, (iv) object to such claims pursuant to Section 8.6, (v) consent or agree to, negotiate, enter into, or, if applicable, contest, prosecute or defend, settlements and compromises of, and demand arbitration and comply with Orders of courts and awards of arbitrators with respect to, such claims, resolve any such claims, take any actions in connection with the resolution of any dispute relating hereto or to the Transactions by arbitration, settlement or otherwise, and take or forego any or all actions permitted or required of any Converting Holder or necessary in the judgment of the Stockholders’ Agent for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement, (vi) consult with legal counsel, independent public accountants and other experts selected by it, solely at the cost and expense of the Converting Holders; (vii) consent or agree to any amendment to this Agreement or to waive any terms and conditions of this Agreement providing rights or benefits to the Converting Holders (other than with respect to the payment and issuance of the Merger Consideration less the Cash Escrow Amount and the Stock Escrow Amount) in accordance with the terms hereof and in the manner provided herein and (viii) take all actions necessary or appropriate in the judgment of the Stockholders’ Agent for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance. Parent, Acquirer, Merger Sub and their respective Affiliates (including after the First Effective Time, the First Step Surviving Corporation, and after the Second Effective Time, the Final Surviving Corporation) shall be entitled to rely on the appointment of Fortis Advisors LLC, a Delaware limited liability company, as the Stockholders’ Agent and treat such Stockholders’ Agent as the duly appointed attorney-in-fact of each Converting Holder and has having the duties, power and authority provided for in this Section 8.7. The Converting Holders shall be bound by all actions taken and documents executed by the Stockholders’ Agent in connection with this Article 8, and Acquirer and other Indemnified Persons shall be entitled to rely exclusively on any action or decision of the Stockholders’ Agent. The Person serving as the Stockholders’ Agent may be replaced from time to time by the holders of a majority in interest of the aggregate value of the cash and shares of Parent Common Stock then held in the Escrow Fund (with each share of Parent Common Stock being valued for such purposes at the Specified Price) upon not less than 30 days’ prior written notice to Acquirer. No bond shall be required of the Stockholders’ Agent. Certain Converting Holders may enter into a letter agreement with the Stockholders’ Agent to provide direction to the Stockholders’ Agent in connection with the performance of its services under this Agreement (such Converting Holders, including their individual representatives, hereinafter referred to as the “Advisory Group”).
(b)    The Stockholders’ Agent and his agents and representatives or any member of the Advisory Group (collectively, the “Stockholders’ Agent Group”) shall not be liable to any Converting Holder for any act done or omitted hereunder while acting in good faith (and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith) and without gross negligence or willful misconduct. The Converting Holders shall severally but not jointly indemnify the Stockholders’ Agent and its members, managers, directors, officers, agents and employees or any member of the Advisory Group and hold them harmless from and against any and all losses, claims, damages, liabilities, fees, costs, expenses (including all reasonable out of pocket costs and expenses and legal fees and disbursements and costs and including costs incurred in connection with seeking recovery from insurers), judgments, fines or amounts paid in settlement (collectively, “Stockholders’ Agent Expenses”) incurred without gross negligence, willful misconduct or bad faith on the part of the Stockholders’ Agent Group and arising out of, resulting from or in connection with the acceptance or administration of its duties hereunder. If not paid directly to the Stockholders’ Agent by the Converting Holders, such Stockholders’ Agent Expenses may be recovered by the Stockholders’ Agent first, from the Expense Fund, second from the portion of the Escrow Fund otherwise distributable to the Converting Holders (and not distributed or distributable to an Indemnified Person or subject to a pending indemnification claim of an Indemnified Person) after the Escrow Release Date pursuant to the terms hereof, at the time of distribution, and third, directly from the Converting Holders according to their respective Pro Rata Shares. The Converting Holders acknowledge that no provision of this Agreement, the Escrow Agreement nor any of the transactions contemplated hereby shall require the Stockholders’ Agent to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges under this Agreement, the Escrow Agreement or any of the transactions contemplated hereby. All of the immunities and rights to indemnification granted to the Stockholders’ Agent Group under this Agreement shall survive the resignation or removal of Stockholders’ Agent or any member of the Advisory Group, the Closing and/or any termination of this Agreement and the Escrow Agreement. The powers, immunities and rights to indemnification granted to the Stockholders’ Agent Group hereunder: (i) are is coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of the respective Converting Holders and shall be binding on any successor thereto and (ii) shall survive the delivery of an assignment by any Converting Holders of the whole or any fraction of his, her or its interest in the Escrow Fund.
(c)    Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Stockholders’ Agent that is within the scope of the Stockholders’ Agent’s authority under Section 8.7(a) shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Converting Holders and shall be final, binding and conclusive upon each such Converting Holder; and each Indemnified Person shall be entitled to rely exclusively upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Converting Holder. Parent, Acquirer, Merger Sub, the First Step Surviving Corporation, the Final Surviving Corporation and the Indemnified Persons are hereby relieved from any Liability to any Person for any acts done by them in accordance with such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Stockholders’ Agent.
(d)    Subject to the terms and conditions of this Agreement, upon the Closing, the Company shall wire to the Stockholders’ Agent the Expense Fund pursuant to wire instructions provided to the Company, which shall be held by the Stockholders’ Agent as agent and for the benefit of the Converting Holders in a segregated client account and shall be used for the purposes of paying directly, or reimbursing the Stockholders’ Agent for, any expenses incurred pursuant to this Agreement, the Escrow Agreement or any Stockholders’ Agent engagement agreement. The Stockholders’ Agent will hold these funds separate from its corporate funds. The Converting Holders shall not receive interest or other earnings on amounts in the Expense Fund and the Converting Holders irrevocably transfer and assign to the Stockholders’ Agent any ownership right that the Converting Holders may have in any interest that may accrue on amounts in the Expense Fund. The Converting Holders acknowledge that the Stockholders’ Agent is not providing any investment supervision, recommendations or advice. The Stockholders’ Agent shall have no responsibility or liability for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. As soon as practicable following the later of (i) the final release of the Escrow Fund or (ii) the final resolution of any claims, the Stockholders’ Agent shall distribute the remaining portion of the Expense Fund (if any) to the Escrow Agent for further distribution to the Converting Holders in accordance with his, her or its Pro Rata Share. The Stockholders’ Agent is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund, and has no tax reporting or income distribution obligations hereunder.
8.8    Third-Party Claims In the event Acquirer becomes aware of a claim by a third party that Acquirer in good faith believes may result in Indemnifiable Damages (a “Third-Party Claim”), Acquirer shall have the right in its sole discretion to conduct the defense of and to settle or resolve any such Third-Party Claim (and, for the avoidance of doubt, the costs and expenses incurred by Acquirer in connection with conducting such defense, settlement or resolution (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be included in the Indemnifiable Damages for which Acquirer may seek indemnification pursuant to a claim made hereunder, if any (provided that for clarity such costs and expenses shall constitute Indemnifiable Damages if and solely to the extent that Acquirer is entitled to indemnification for the matter underlying such Third-Party Claim). The Stockholders’ Agent shall have the right to receive copies of all pleadings, notices and communications with respect to such Third-Party Claim to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Person, subject to execution by the Stockholders’ Agent of Acquirer’s (and, if required, such third party’s) standard non-disclosure agreement to the extent that such materials contain confidential or propriety information. However, Acquirer shall have the right in its sole discretion to determine and conduct the defense of any Third-Party Claim and the settlement, adjustment or compromise of such Third-Party Claim. Unless otherwise consented to in writing in advance by Acquirer in its sole discretion, the Stockholders’ Agent and its Affiliates may not participate in any Third-Party Claim or any action related to such Third-Party Claim (including any discussions or negotiations in connection with the settlement, adjustment or compromise thereof). Except with the consent of the Stockholders’ Agent, which consent shall be deemed to have been given unless the Stockholders’ Agent shall have objected within 30 days after a written request for such consent by Acquirer, no settlement or resolution by Acquirer of any such Third-Party Claim shall be determinative of the existence of or amount of Indemnifiable Damages relating to such matter. In the event that the Stockholders’ Agent has consented to any such settlement or resolution, neither the Stockholders’ Agent nor any Converting Holder shall have any power or authority to object under Section 8.6 or any other provision of this Article 8 to the amount of any claim by or on behalf of any Indemnified Person against the Escrow Fund for indemnity with respect to such settlement or resolution. Acquirer shall give the Stockholders’ Agent prompt notice of the commencement of any legal proceeding against Acquirer, the First Surviving Corporation or the Final Surviving Corporation in connection with any Third-Party Claim; provided, that any failure on the part of Acquirer to so notify the Stockholders’ Agent shall not limit any of the obligations of any Converting Holder under the Article 8 (except to the extent that such failure materially prejudices the Converting Holder in terms of the amount of Indemnifiable Damages such holder is liable to indemnify the Indemnified Person for).
8.9    Treatment of Indemnification Payments. Acquirer, the Stockholders’ Agent and the Converting Holders agree to treat (and cause their respective Affiliates to treat) any payment received by the Indemnified Persons pursuant to this Article 8 as adjustments to the Merger Consideration for all Tax purposes, to the maximum extent permitted by Applicable Law.
ARTICLE 9
GENERAL PROVISIONS
9.1    Survival of Representations, Warranties and Covenants. If the First Merger is consummated, the representations and warranties of the Company contained herein, in the Company Disclosure Letter (including any exhibit or schedule of the Company Disclosure Letter), and in the Company Closing Certificate contemplated by this Agreement shall survive the Closing and remain in full force and effect, regardless of any investigation, knowledge or disclosure made by or on behalf of any of the parties hereto, until the date that is 12 months following the Closing Date; provided that the Company Special Representations and the representations and warranties of the Company contained in the Company Closing Certificate delivered to Parent or Acquirer that are within the scope of those covered by the Company Special Representations pursuant to any provision of this Agreement, will remain operative and in full force and effect, regardless of any investigation, knowledge or disclosure made by or on behalf of any of the parties hereto, until the expiration of the applicable statute of limitations (if later than the expiration of 12 months following the Closing Date) for claims against the Converting Holders that seek recovery of Indemnifiable Damages arising out of, resulting from or in connection with any inaccuracy or breach of such representations or warranties; provided, further, no right to indemnification, compensation or reimbursement pursuant to Article 8 in respect of any claim for breach of any such representation or warranty that is set forth in a Claim Certificate delivered to the Stockholders’ Agent prior to the applicable expiration date of such representation or warranty referred to above shall be affected by the expiration of such representation or warranty; and provided, further, that such expiration shall not affect the rights of any Indemnified Person under Article 8 or otherwise to seek recovery of Indemnifiable Damages arising out, resulting from or in connection with any intentional fraud by or on behalf of the Company under this Agreement until the expiration of the applicable statute of limitations. If the First Merger is consummated, the representations and warranties of Parent, Acquirer and Merger Sub contained herein and in the Parent and Acquirer Closing Certificate contemplated by this Agreement shall expire and be of no further force or effect as of the Closing provided that the Parent Special Representations and the representations and warranties of Parent contained in the Parent and Acquirer Closing Certificate delivered to the Company that are within the scope of those covered by the Parent Special Representations pursuant to any provision of this Agreement, will remain operative and in full force and effect, regardless of any investigation, knowledge or disclosure made by or on behalf of any of the parties hereto, until the expiration of the applicable statute of limitations (if later than the expiration of 12 months following the Closing Date) for claims against Parent that seek recovery of Indemnifiable Damages arising out of, resulting from or in connection with any inaccuracy or breach of such representations or warranties; provided, further, no right to indemnification, compensation or reimbursement pursuant to Article 8 in respect of any claim for breach of any such representation or warranty that is set forth in a Claim Certificate delivered to Parent prior to the applicable expiration date of such representation or warranty referred to above shall be affected by the expiration of such representation or warranty; and provided, further, that such expiration shall not affect the rights of any Indemnified Person under Article 8 or otherwise to seek recovery of Indemnifiable Damages arising out, resulting from or in connection with any intentional fraud by or on behalf of Parent under this Agreement until the expiration of the applicable statute of limitations. If the First Merger is consummated, all covenants, agreements and obligations of the parties hereto shall expire and be of no further force or effect as of the Closing, except to the extent such covenants, agreements and obligations provide that they are to be performed after the Closing (in which case they shall survive until performed); provided that no right to indemnification pursuant to Article 8 in respect of any claim based upon any breach of a covenant, agreement or obligation that is set forth in a Claim Certificate delivered prior to the expiration of the applicable Claims Period shall be affected by the expiration of such covenant, agreement or obligation.
9.2    Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial express delivery service (with delivery confirmation), or sent via facsimile (with automated confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):
(i)    if to Parent, Acquirer or Merger Sub, to:
Facebook, Inc.
1601 Willow Road
Menlo Park, CA 94025
Attention: Colin Stretch, Esq.
Vice President, General Counsel and Secretary
Facsimile No.:  (650) 305-7343
Telephone No.:  (650) 543-4800
with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
201 Redwood Shores Parkway
Redwood Shores, CA 94065
Attention:     Keith Flaum and Jane Ross
Facsimile No.: (650) 802-3100
Telephone No.: (650) 802-3000
(ii)    if to the Company, to:
WhatsApp Inc.
650 Castro St.
Suite 120-219
Mountain View, CA 94041
Facsimile No.: (650) 938-5200
with a copy (which shall not constitute notice) to:
Fenwick & West LLP
801 California Street
Mountain View, CA 94041
Attention: Sayre Stevick and Andrew Luh
Facsimile No.: (650) 938-5200
Telephone No.: (650) 988-8500

(iii)    If to the Stockholders’ Agent, to:
Fortis Advisors LLC
4225 Executive Square, Suite 1040
La Jolla, CA 92037
Email: notices@fortisrep.com
Facsimile No.: (858) 408-1843
Telephone No.: (858) 200-8691

with a copy (which shall not constitute notice) to:
Fenwick & West LLP
801 California Street
Mountain View, CA 94041
Attention: Sayre Stevick and Andrew Luh
Facsimile No.: (650) 938-5200
Telephone No.: (650) 988-8500

Any notice given as specified in this Section 9.2 shall conclusively deemed to have been given or served at the time of receipt if delivered on a Business Day or, if not sent or delivered on a Business Day, on the next following Business Day.

9.3    Interpretation. When a reference is made herein to Articles, Sections, subsections, Schedules or Exhibits, such reference shall be to an Article, Section or subsection of, or a Schedule or an Exhibit to this Agreement unless otherwise indicated. The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Where a reference is made to a Contract, instrument or Law, such reference is to such Contract, instrument or Law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Law) by succession of comparable successor Law and references to all attachments thereto and instruments incorporated therein. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender and neutral forms of such words, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement, (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (v) references to any person include the successors and permitted assigns of that person, (vi) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively, and (vii) the phrases “provide to” and “deliver to” and phrases of similar import mean that a true, correct and complete paper or electronic copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided. The symbol “$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to a Person are also to its permitted successors and assigns. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Unless indicated otherwise, (x) all mathematical calculations contemplated by this Agreement shall be rounded to the tenth decimal place, except in respect of payments, which shall be rounded to the nearest whole United States cent and (y) fractions may be greater than one.
9.4    Amendment. Subject to Applicable Law, the parties hereto may amend this Agreement by authorized action at any time pursuant to an instrument in writing signed on behalf of each of the parties hereto; provided that after the Company Stockholder Approval is obtained, no amendment shall be made to this Agreement that by Applicable Law requires further approval by the Company Stockholders without such further approval. To the extent permitted by Applicable Law, Acquirer and the Stockholders’ Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Acquirer and the Stockholders’ Agent.
9.5    Extension; Waiver. At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto owed to such party, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. At any time after the Closing, Acquirer and the Stockholders’ Agent may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other owed to such party, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing that is (x) prior to the Closing with respect to the Company or the Company Securityholders, signed by the Company, (y) after the Closing with respect to the Converting Holders or the Stockholders’ Agent, signed by the Stockholders’ Agent and (z) with respect to Parent, Acquirer or Merger Sub, signed by Acquirer. Without limiting the generality or effect of the preceding sentence, no failure to exercise or delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision herein.

9.6    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart. The delivery by facsimile or by electronic delivery in PDF format of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.
9.7    Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Schedules, including the Company Disclosure Letter, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Article 8 is intended to benefit the Indemnified Persons, Section 5.12 is intended to benefit the Continuing Employees, Section 5.16 is intended to benefit the Company Indemnified Parties, Section 5.14(c) and Section 5.4(e) is intended to benefit the Converting Holders, Section 5.16(d)-(e) are intended to benefit the individuals set forth therein and Section 5.17 is intended to benefit the selling stockholders under the Registration Statement).
9.8    Assignment. Neither this Agreement nor any of the rights and obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Parent, Acquirer or Merger Sub may assign its rights and delegate its obligations under this Agreement to: (a) Parent or (b) any direct or indirect (i) wholly owned subsidiary of Parent or (ii) acquirer of the Final Surviving Corporation or of all or substantially all of the assets or business of the Final Surviving Corporation or the Business, in each case, without the prior consent of any other party hereto; provided that notwithstanding any such assignment, Parent, Acquirer, the Final Surviving Corporation or Merger Sub, as applicable, shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.
9.9    Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.
9.10    Remedies Cumulative; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing herein shall be deemed a waiver by any party hereto of any right to specific performance or injunctive relief. It is accordingly agreed that, subject to Section 8.3(a), the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein.
9.11    Arbitration; Submission to Jurisdiction; Consent to Service of Process.
(a)    EXCEPT FOR CLAIMS SEEKING THE REMEDY OF INJUNCTION OR SPECIFIC PERFORMANCE, IN THE EVENT THAT A RESOLUTION IS NOT REACHED AMONG THE PARTIES HERETO WITHIN 60 DAYS AFTER WRITTEN NOTICE OF A DISPUTE, THE DISPUTE SHALL BE FINALLY SETTLED BY BINDING ARBITRATION IN SAN FRANCISCO, CALIFORNIA. SUCH ARBITRATION SHALL BE CONDUCTED IN ENGLISH IN ACCORDANCE WITH THE RULES OF THE AMERICAN ARBITRATION ASSOCIATION BY ONE ARBITRATOR APPOINTED IN ACCORDANCE WITH SUCH RULES. THE ARBITRATOR SHALL ALLOW SUCH DISCOVERY AS IS APPROPRIATE TO THE PURPOSES OF ARBITRATION IN ACCOMPLISHING A FAIR, SPEEDY AND COST-EFFECTIVE RESOLUTION OF THE DISPUTE. THE ARBITRATOR SHALL REFERENCE THE FEDERAL RULES OF CIVIL PROCEDURE THEN IN EFFECT IN SETTING THE SCOPE AND TIMING OF DISCOVERY. THE AWARD OF ARBITRATION SHALL BE FINAL AND BINDING UPON THE PARTIES HERETO. THE ARBITRATOR WILL AWARD TO THE PREVAILING PARTY ALL COSTS, FEES AND EXPENSES RELATED TO THE ARBITRATION, INCLUDING REASONABLE FEES AND EXPENSES OF ATTORNEYS, ACCOUNTANTS AND OTHER PROFESSIONALS INCURRED BY THE PREVAILING PARTY, AND JUDGMENT ON THE AWARD RENDERED BY THE ARBITRATOR MAY BE ENTERED IN ANY COURT HAVING JURISDICTION THEREOF.
(b)    Subject to the foregoing, the parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of California and the Federal courts of the United States of America located in the State of California, the place where this Agreement was entered and is to be performed, in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to herein, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a California State or Federal court. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.2 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof. With respect to any particular action, suit or proceeding, venue shall lie solely in the County of Santa Clara, California. A party hereto may apply either to a court of competent jurisdiction or to an arbitrator, if one has been appointed, for prejudgment remedies and emergency relief pending final determination of a claim pursuant to this Section 9.11. The appointment of an arbitrator does not preclude a party hereto from seeking prejudgment remedies and emergency relief from a court of competent jurisdiction.
9.12    Governing Law. This Agreement, all acts and transactions pursuant hereto and all obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction.

9.13    Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.
[SIGNATURE PAGE NEXT]

IN WITNESS WHEREOF, Parent, Acquirer, Merger Sub, the Company and the Stockholders’ Agent have caused this Agreement and Plan of Merger and Reorganization to be executed and delivered by their respective officers thereunto duly authorized (or with respect to the Stockholders’ Agent, personally), all as of the date first written above.

FACEBOOK, INC.

By: /s/ Mark Zuckerberg
Name: Mark Zuckerberg
Title: Chief Executive Officer

RHODIUM ACQUISITION SUB II, INC.

By: /s/ David Kling
Name: David Kling
Title: President

RHODIUM MERGER SUB, INC.

By: /s/ David Kling
Name: David Kling
Title: President

[Signature Page to Agreement and Plan of Merger and Reorganization]

IN WITNESS WHEREOF, Parent, Acquirer, Merger Sub, the Company and the Stockholders’ Agent have caused this Agreement and Plan of Merger and Reorganization to be executed and delivered by their respective officers thereunto duly authorized (or with respect to the Stockholders’ Agent, personally), all as of the date first written above.

WHATSAPP INC.

By: /s/ Jan Koum
Name: Jan Koum
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger and Reorganization]

IN WITNESS WHEREOF, Parent, Acquirer, Merger Sub, the Company and the Stockholders’ Agent have caused this Agreement and Plan of Merger and Reorganization to be executed and delivered by their respective officers thereunto duly authorized (or with respect to the Stockholders’ Agent, personally), all as of the date first written above.

FORTIS ADVISORS LLC (STOCKHOLDERS’ AGENT )

By: /s/ Ryan Simkin
Name: Ryan Simkin
Title: Managing Director

[Signature Page to Agreement and Plan of Merger and Reorganization]

EXHIBIT A
Definitions
As used herein, the following terms shall have the meanings indicated below.
“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, including any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person, in each case as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by Contract or otherwise.
“Aggregate Closing Consideration Amount” means an amount equal to (i) the Cash Base plus (ii) the product of the Stock Consideration multiplied by the closing sales price of Parent Common Stock as reported on Nasdaq for the trading day ending one trading day prior to the Closing Date.
“Applicable Law” means, with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, controlling principle of common law, resolution, ordinance, code, edict, decree, rule, directive, license, permit, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to such Person or such Person’s Subsidiaries or to any of their respective assets, properties or businesses.
“Business” means the business of the Company as currently conducted and as currently proposed to be conducted by the Company for the six months following the Closing (as demonstrated on a product roadmap or substantially equivalent document approved by the Company’s Chief Executive Officer).
“Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in San Francisco, California.
“California Law” means the General Corporation Law of the State of California.
“Cash Base” means an amount equal to $4,000,000,000 in cash; provided, that in the event that the Cash Consideration represents less than 25% of the Aggregate Closing Consideration Amount, then Acquirer may elect (such election, the “Cash Gross Up Election”), in Acquirer’s sole discretion, to increase the Cash Base to an amount such that, after giving effect to the decrease in the Stock Consideration set forth in the proviso to the definition of “Stock Consideration” while holding the Aggregate Closing Consideration Amount constant, the Cash Consideration would equal 25% of the Aggregate Closing Consideration Amount.
“Cash Consideration” means an amount equal to: (i) the Cash Base, plus (ii) the Closing Net Cash Amount, as set forth in the Spreadsheet minus (iii) the aggregate amount of all Transaction Expenses that remain unpaid as of the First Effective Time, as set forth in the Spreadsheet.
“Cash Escrow Amount” means an amount equal to the product of (i) the Cash Percentage multiplied by (ii) $600,000,000.

“Cash Percentage” means the percentage corresponding to the fraction (i) having a numerator equal to the Cash Consideration, and (ii) having a denominator equal to the sum of (A) the Cash Consideration plus (B) the product of the Stock Consideration and the Specified Price.
“Charter Amendment” means the amendment of the Certificate of Incorporation of the Company described in Section 6.3(g).
“Class A Company Common Stock” means the Class A Common Stock, par value $0.000001 per share, of the Company.
“Class B Company Common Stock” means the Class B Common Stock, par value $0.000001 per share, of the Company.
“Closing Cash Amount” means the aggregate amount of unrestricted cash and cash equivalents of the Company as of immediately following the First Effective Time, determined in accordance with GAAP applied in a manner consistent with past practices and on a consistent basis on which the Financial Statements were prepared.
“Closing Indebtedness Amount” means the aggregate amount of Company Debt as of immediately following the First Effective Time.
“Closing Net Cash Amount” means the amount by which (i) the sum of (A) the Closing Cash Amount and (B) the aggregate principal amount of the Company Promissory Notes exceeds (ii) the sum of (1) the Closing Indebtedness Amount, if any, and (2) the amount of the Expense Fund.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Capital Stock” means, collectively, the Company Common Stock and the Company Preferred Stock, collectively.
“Company Common Stock” means the Class A Company Common Stock and Class B Company Common Stock, collectively.
“Company Debt” means, without duplication: (i) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of the Company, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks, financial institutions, on equipment leases or otherwise, (ii) all deferred indebtedness of the Company for the payment of the purchase price of property or assets purchased (other than accounts payable incurred in the ordinary course of business), (iii) all obligations of the Company to pay rent or other payment amounts under a lease which is required to be classified as a capital lease or a liability on the face of a balance sheet prepared in accordance with GAAP, (iv) all outstanding reimbursement obligations of the Company with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of the Company, (v) all obligations of the Company under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks, (vi) all obligations secured by any Encumbrance existing on property owned by the Company, whether or not indebtedness secured thereby will have been assumed, (vii) all guaranties, endorsements, assumptions and other contingent obligations of the Company in respect of, or to purchase or to otherwise acquire, any of the obligations and other matters of the kind described in any of clauses “(i)” through “(vi)” or “(viii)” appertaining to third parties and (viii) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment (regardless if any of such are actually paid), as a result of the consummation of the Transactions or in connection with any lender consent.
“Company Option Plan” means, collectively, each stock option plan, program or arrangement of the Company.
“Company Optionholders” means (i) with respect to any time before the First Effective Time, collectively, the holders of record of Company Options outstanding as of such time and (ii) with respect to any time at or after the First Effective Time, collectively, the holders of record of Company Options outstanding as of immediately prior to the First Effective Time.
“Company Options” means options to purchase shares of Company Common Stock.
“Company Preferred Stock” means the Company Series A Stock, the Company Series A-1 Stock, the Company Series AA Stock, the Company Series AA-1 Stock, the Company Series B Stock and the Company Series B-1 Stock, collectively.
“Company Securityholders” means the Company Stockholders and Company Optionholders, collectively.
“Company Series A Stock” means the Series A Preferred Stock, par value $0.000001 per share, of the Company.
“Company Series A-1 Stock” means the Series A-1 Preferred Stock, par value $0.000001 per share, of the Company.
“Company Series AA Stock” means the Series AA Preferred Stock, par value $0.000001 per share, of the Company.
“Company Series AA-1 Stock” means the Series AA-1 Preferred Stock, par value $0.000001 per share, of the Company.
“Company Series B Stock” means the Series B Preferred Stock, par value $0.000001 per share, of the Company.
“Company Series B-1 Stock” means the Series B-1 Preferred Stock, par value $0.000001 per share, of the Company.
“Company Stockholders” means (i) with respect to any time before the First Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of such time and (ii) with respect to any time at or after the First Effective Time, collectively, the holders of record of shares of Company Capital Stock outstanding as of immediately prior to the First Effective Time.
“Company Transaction Documents” means this Agreement and each other Transaction Document to which the Company is or will be a party.
“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including any such legally binding leases, subleases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders) as of the

Agreement Date or as may hereafter be in effect, including all amendments, supplements, exhibits and schedules thereto.
“Converting Holders” means Company Stockholders (other than those Company Stockholders all of whose shares of Company Capital Stock constitute Dissenting Shares) as of immediately prior to the First Effective Time.
“Delaware Law” means the General Corporation Law of the State of Delaware.
“Dissenting Shares” means any shares of Company Capital Stock that are issued and outstanding immediately prior to the First Effective Time and in respect of which appraisal or dissenters’ rights shall have been perfected, and not waived, withdrawn or lost, in accordance with Delaware Law or California Law in connection with the First Merger.
“Encumbrance” means, with respect to any asset, any mortgage, easement, encroachment, equitable interest, right of way, deed of trust, lien (statutory or other), pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, community property interest, adverse claim of title, ownership or right to use, right of first refusal, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).
“Equity Interests” means, with respect to any Person, any capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Expense Fund” means $5,000,000.
“Fully-Diluted Company Capital Stock Number” means the sum, without duplication, of (i) the aggregate number of shares of Company Capital Stock that are issued and outstanding immediately prior to the First Effective Time (after giving effect to the issuance of shares upon any exercise of Company Options prior to the First Effective Time), (ii) the aggregate number of shares of Company Capital Stock that would be issuable upon the conversion of any convertible securities of the Company outstanding immediately prior to the First Effective Time (it being understood that there shall not be counted under this clause “(ii)” any shares of Company Capital Stock issuable upon the conversion of shares of Company Preferred Stock if such shares of Company Preferred Stock were counted under the preceding clause “(i)”), and (iii) the aggregate number of shares of Company Capital Stock purchasable under or otherwise subject to any rights to acquire shares of Company Capital Stock (whether or not immediately exercisable) outstanding immediately prior to the First Effective Time; provided that, for the avoidance of doubt, shares of Company Common Stock that are issuable upon the exercise of Company Options that are not In the Money Options shall not be included in the Fully-Diluted Company Capital Stock Number.
“Fully-Diluted Per Share Cash Consideration” means an amount in cash equal to: (i) the Cash Consideration, divided by (ii) the Fully-Diluted Company Capital Stock Number.

“Fully-Diluted Per Share Stock Consideration” means the fraction of a share of Parent Common Stock equal to: (i) the Stock Consideration divided by (ii) the Fully-Diluted Company Capital Stock Number.
“GAAP” means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, that are applicable to the circumstances of the date of determination, consistently applied.
“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, Taxing or other governmental or quasi-governmental authority (including any governmental or political division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court, arbitrator or other similar tribunal).
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Indemnifiable Damages” means, collectively, all losses, liabilities, damages, fees, Taxes, interest, costs and expenses, including costs of investigation and defense and reasonable fees and expenses of counsel, experts and other professionals; provided, however, that Indemnifiable Damages shall not include: (i) lost profits or consequential damages (except to the extent either: (A) paid or payable by any Indemnified Person to any third party or (B) reasonably foreseeable); or (ii) any punitive or exemplary damages (except to the extent paid or payable by any Indemnified Person to any third party).
“IRS” means the United States Internal Revenue Service.
“knowledge” means, with respect to any fact, circumstance, event or other matter in question, the knowledge of such fact, circumstance, event or other matter of (i) an individual after reasonable inquiry, if used in reference to an individual or (ii) with respect to any Person that is not an individual, the directors and executive officers of such Person; provided that any executive officer will be deemed to have knowledge of a particular fact, circumstance, event or other matter if such knowledge could be obtained from reasonable inquiry of such executive officer’s direct subordinates or reports.
“Legal Proceeding” means any action, inquiry, proceeding, suit, hearing, litigation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom, by or before a Governmental Entity.
“Liabilities” means all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever or however arising, including those arising under Applicable Law or any Legal Proceeding or Order of a Governmental Entity and those arising under any Contract, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with GAAP or disclosed in the notes thereto.
“Made Available” means a document or other item of information (a) that was, at all times during the -Business Day preceding the Agreement Date, included, and properly indexed, in the virtual data room established by the Company in connection with the Transactions, and (b) to which Parent’s or Acquirer’s Representatives had full access throughout such period.

“Material Adverse Effect” with respect to any Person means any change, event, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether or not such Effect constitutes a breach of the representations, warranties, covenants, agreements or obligations of such Person herein, (i) is, or would reasonably be likely to be or become, materially adverse in relation to the condition (financial or otherwise), assets (including intangible assets), liabilities, business, capitalization, employees or operations of such entity and its subsidiaries, taken as a whole, except to the extent that any such Effect results from: (A) changes in general economic conditions (provided that such changes do not affect such Person disproportionately as compared to such Person’s competitors), (B) changes affecting the industry generally in which such entity operates (provided that such changes do not affect such Person disproportionately as compared to such Person’s competitors), (C) changes in Applicable Law or GAAP (provided that such changes do not affect such entity disproportionately as compared to such entity’s competition), (D) acts of war or terrorism or natural disasters (provided that such events do not affect such entity disproportionately as compared to such entity’s competition, it being understood that if such events take place in the San Francisco Bay Area, the comparison will be against competitors also located in the San Francisco Bay Area), (E) compliance with the express terms of this Agreement, or (F) the announcement or pendency of the First Merger (including losses of, or adverse changes in relationships with, users, customers, business partners or employees), or (ii) prevents, or would reasonably be likely to prevent, such Person’s ability to perform or comply with the covenants, agreements or obligations of such Person herein to consummate the Transactions in accordance with this Agreement and Applicable Law.
“Merger Consideration” means the Cash Consideration plus the Stock Consideration.
“Nasdaq” means the Nasdaq Global Select Market, any successor stock exchange operated by The NASDAQ Stock Market LLC or any successor thereto.
“Order” means any judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order or other order issued by a Governmental Entity.
“Outstanding Company Capital Stock” means each share of Company Capital Stock that is issued and outstanding immediately prior to the First Effective Time (after giving effect to any issuance upon the exercise of any Company Option prior to the First Effective Time).
“Parent Common Stock” means the Class A Common Stock, par value $0.000006 per share, of Parent.
“Parent RSUs” means restricted stock units granted under the Plan.
“Parent Stock Price” means the average daily closing sales price of Parent Common Stock as reported on Nasdaq for the 20 consecutive trading days ending one trading day prior to the Closing Date.
“Parent Stock Price for Termination” means the average daily closing sales price of Parent Common Stock as reported on Nasdaq for the 10 consecutive trading days ending one trading day prior to the Termination Fee Due Date.
“Per Share Cash Escrow Contribution Amount” means, with respect to each share of Outstanding Company Capital Stock (other than Disregarded Shares), an amount determined by multiplying: (A) the Cash Escrow Amount; by (B) the Specified Fraction with respect to such share of Outstanding Company Capital Stock.

“Per Share Stock Escrow Contribution Amount” means, with respect to each share of Outstanding Company Capital Stock (other than Disregarded Shares), the fraction of a share of Parent Common Stock determined by multiplying: (A) the Stock Escrow Amount; by (B) the Specified Fraction with respect to such share of Outstanding Company Capital Stock.
“Permitted Encumbrances” means: (i) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established, (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law, (iv) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, (v) liens in favor of customs and revenue authorities arising as a matter of Applicable Law to secure payments of customs duties in connection with the importation of goods and (vi) non-exclusive object code licenses of software by the Company in the ordinary course of business consistent with past practice.
“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, business organization or Governmental Entity.
“Plan” means Acquirer’s 2012 Stock Plan.
“Pre-Closing Period” means the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the First Effective Time.
“Pro Rata Share” means, with respect to a particular Converting Holder, a fraction, the numerator of which is the aggregate value of the consideration that such Converting Holder is entitled to be paid and issued pursuant to Section 1.3(a) (which, for the avoidance of doubt, excludes any payments and issuances in respect of Dissenting Shares) and the denominator of which is the aggregate value of all consideration that the Converting Holders are entitled to be paid and issued pursuant to Section 1.3(a) (which, for the avoidance of doubt, excludes any payments and issuances in respect of Dissenting Shares) (it being understood that for purposes of this definition, each share of Parent Common Stock included in such consideration shall be valued at the Specified Price).
“Representatives” means, with respect to a Person, such Person’s officers, directors, Affiliates, stockholders or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.
“SEC” means the Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
A “Specified Circumstance” shall be deemed to exist if: (a) the condition set forth in Section 6.1(c) is not satisfied and has not been validly waived; or (b) as a result of a challenge by a Governmental Entity for any reason under any Antitrust Law in any Specified Jurisdiction, any of the conditions set forth in Section 6.1(b), Section 6.3(c) or Section 6.3(d) is not satisfied and has not been validly waived.
“Specified Price” means $65.2650.

“Stock Consideration” means 183,865,778 shares of Parent Common Stock; provided, however, that if Acquirer makes the Cash Gross Up Election, the Stock Consideration shall be reduced by the number of shares of Parent Common Stock determined by dividing (i) the amount by which the Cash Base after the Cash Gross Up Election exceeds $4,000,000,000, by (ii) the closing sales price of the Parent Common Stock as reported on Nasdaq for the trading day ending one trading day prior to the Closing Date.
“Stock Escrow Amount” means the number of shares of Parent Common Stock (rounded to the nearest whole share) determined by dividing: (i) the amount by which (A) $600,000,000 exceeds (B) the Cash Escrow Amount; by (ii) the Specified Price.
“Stock Percentage” means a percentage equal to one minus the Cash Percentage.
“Specified Fraction” means the fraction having a numerator equal to one, and having a denominator equal to the aggregate number of shares of Outstanding Company Capital Stock (other than Disregarded Shares).
“Subsidiary” means any corporation, partnership, limited liability company or other Person of which the Company, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (i) directly or indirectly owns or purports to own, beneficially or of record securities or other interests representing more than 50% of the outstanding equity, voting power, or financial interests of such Person or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.
“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (i) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), (ii) any Liability for the payment of any amounts of the type described in clause “(i)” of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period and (iii) any Liability for the payment of any amounts of the type described in clauses “(i)” or “(ii)” of this sentence as a result of being a transferee of or successor to any Person, by operation of Applicable Law, as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person or otherwise.
“Tax Return” means any return, amended return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with respect to Taxes.
“Transaction Document” means, collectively, this Agreement and each other agreement or document referred to in this Agreement or to be executed in connection with any of the Transactions.
“Transaction Expenses” means all third-party fees, costs, expenses, payments and expenditures incurred by or on behalf of the Company (or by or on behalf of any Company Securityholder if the Company is or will be obligated to pay such fees, costs, expenses, payments or expenditures) in connection with the Mergers, this Agreement and the Transactions, whether or not incurred, billed or accrued (including (i) any fees, costs expenses, payments and expenditures of legal counsel and accountants, (ii) the maximum amount of fees costs, expenses, payments and expenditures payable to brokers, finders, financial advisors, investment bankers or similar Persons notwithstanding any earnouts, escrows or other contingencies, (iii) any cash bonus or similar cash payment that is or may become payable as a result of or in connection with any of the Transactions, including the waiver of any rights to promised but ungranted stock options, and (iv) the cost of the Tail Insurance Coverage).
“Unvested Company Shares” means shares of Company Capital Stock that are not vested under the terms of any Contract with the Company or are subject to forfeiture or a right of repurchase by the Company (including any stock option agreement, stock option exercise agreement or restricted stock purchase agreement).
“Unvested Holder” means a holder of Unvested Company Shares.
“Vested Company Shares” means shares of Company Capital Stock that are not Unvested Company Shares.
Other capitalized terms used herein and not defined in this Exhibit A shall have the meanings assigned to such terms in the following Sections:

280G Stockholder Approval	5.15
401(k) Plan	1.2(b)(xiv)
Acquirer	Preamble
Acquisition Proposal	5.2(a)
Acceleration Designee	1.3(a)(iii)(2)
Additional Vesting Percentage	1.3(a)(iii)(2)
Aggregate Deductible	8.3(a)
Agreement Date	Preamble
Agreement	Preamble
Antitrust Condition	6.1(c)
Antitrust Laws	5.4(b)
Antitrust Restraint	5.4(c)
Author	2.9(y)
Award Amount	8.6(c)
Board of Directors	Recitals
Bylaws	1.2(b)(ii)
California Commissioner	5.1(e)
California Permit	5.1(e)
Certificate of Incorporation	1.2(b)(ii)
Certificates	1.4(a)(i)
Charter Amendment Approval	2.3(a)
Claimed Amount	8.5(a)(ii)
Claim Certificate	8.5(a)
Claims Period	8.4

Closing Date	1.1(c)
Closing	1.1(c)
COBRA	2.11(c)
Company	Preamble
Company Authorizations	2.7(b)
Company Balance Sheet Date	2.4(b)
Company Balance Sheet	2.4(b)
Company Data	2.9(kk)
Company Data Agreement	2.9(c)
Company Databases	—
Company Disclosure Letter	ARTICLE 2
Company Employee Plans	2.11(a)
Company Indemnification Provisions	5.16(a)
Company Indemnified Parties	5.16(b)
Company Intellectual Property	2.9(e)
Company Intellectual Property Agreements	2.9(e)
Company-Licensed Data	2.9(jj)(viii)
Company-Owned Data	2.9(jj)(ix)
Company-Owned Intellectual Property	2.9(f)
Company Privacy Commitments	2.9(jj)(i)
Company Privacy Policies	2.9(g)
Company Products	2.9(g)
Company Registered Intellectual Property	2.9(i)
Company Special Representations	8.3(a)
Company Source Code	2.9(j)
Company Stockholder Approval	2.3(a)
Company Websites	2.9(k)
Confidential Information	2.9(aa)
Confidentiality Agreement	5.3(a)
Consenting Stockholders	Recitals
Continuing Employee	5.10(a)
Data Protection Legislation	2.9(l)
Data Room DVD	5.7(d)
Disregarded Shares	1.3(a)(i)
DMCA	2.9(cc)
Employee RSUs	5.12
ERISA Affiliate	2.11(a)
ERISA	2.11(a)
Escrow Agent	8.1(a)
Escrow Agreement	1.2(b)(x)
Escrow Fund	8.1(a)
Escrow Release Date	8.1(a)

Export Approvals	2.15
Extended Termination Date	7.1(b)
Fairness Hearing	5.1(e)
Fairness Hearing Election	5.1(e)
Fairness Hearing Law	5.1(e)
Final Surviving Corporation	1.1(a)
Financial Statements	2.4(a)
First Certificate of Merger	1.1(d)
First Effective Time	1.1(d)
First Merger	Recitals
First Step Surviving Corporation	1.1(a)
Fundamental Matters	8.3(b)
Government Contract	2.12(a)(ix)
Group	5.2(a)
ICT Infrastructure	2.9(ii)(i)
Incremental Vesting Percentage	1.3(a)(iii)(2)
Indemnified Person	8.2(a)
Information Statement	5.1(c)
Initial Cash Release Amount	8.1(b)(i)
Initial Vesting Percentage	1.3(a)(iii)(2)
Intellectual Property	2.9(k)
Intellectual Property Rights	2.9(n)
Investor Representation Letter	Recitals
Key Employee	Recitals
Letter of Transmittal	1.4(a)(i)
Material Contracts	2.12(a)
Merger Sub	Preamble
Mergers	Recitals
New Litigation Claim	5.6
New Vesting Schedule	1.3(a)(iii)(2)
Non-Competition Agreement	Recitals
Offer Letter	Recitals
Open Source Materials	2.9(o)
Parachute Payment Waiver	1.2(b)(xxii)
Parent	Preamble
Paying Agent	1.4(a)(ii)
Permit Information Statement	5.1(e)
Personal Data	2.9(p)
Privacy Laws	2.9(q)
Process	2.9(r)
Processing	2.9(r)
Proprietary Information and Technology	2.9(q)

Registration Rights Agreement	5.17
Registration Statement	5.17
Remaining Unresolved Claim Amount	8.1(c)(i)
Reports	3.6
Required Company Financials	5.17
Restricted Merger Consideration	1.3(a)(iii)(2)
Retained Escrow Amount	8.1(b)(i)
Re-Vesting Agreement	1.3(a)(v)
Same Day Sale	1.3(a)(iii)(2)
Second Certificate of Merger	1.1(d)
Second Effective Time	1.1(d)
Second Merger	Recitals
Section 280G Payments	5.15
Spreadsheet	5.8
Statutory Notice	5.1(c)
Stipulated Amount	8.6(b)
Stockholder Agreement	Recitals
Stockholder Notices	5.1(c)
Stockholders’ Agent	Preamble
Subsequent Cash Release Amount	8.1(c)(i)
Tail Insurance Coverage	5.16(b)
Termination Date	7.1(a)
Termination Fee	7.3
Third-Party Claim	8.8
Third-Party Intellectual Property	2.9(t)
Termination	1.3(a)(iii)(2)
Transactions	Recitals
Transfer Agent	1.4(a)(vi)
Unresolved Claim	8.1(b)(i)
Vesting Percentage	1.3(a)(iii)(2)
Written Consent	Recitals